

2024

Mercantile®
Bank Corporation
ANNUAL REPORT







A letter to our Shareholders.

Since opening our doors in 1997, Mercantile Bank has consistently demonstrated unwavering commitment to excellence, which has driven our strong financial performance. This commitment, shared by our entire team, has resulted in solid financial results for our shareholders, continued investment in our communities, and a strong culture for our employees.

In 2024, Mercantile delivered net income of $79.6 million for our shareholders, driven by outstanding performance in the following areas:

- Significant local deposit growth of more than 20%, enabling customers to build resources for their goals and dreams.

- Nearly 9% growth in commercial loans, supporting our existing customers' expansion and attracting new customers to Mercantile's value proposition.

- A 62% increase in mortgage banking income despite relatively high interest rates, supporting the American Dream of homeownership.

- A 38% increase in treasury management income, ensuring security and safety for our customers' ongoing cash management needs.

- Low levels of nonperforming assets representing only nine basis points of total assets at year-end.

- Well controlled overhead costs representing slightly more than 2% of total assets and resulting in an efficiency ratio of 54% as we practiced stewardship over entrusted resources.

Twenty twenty-four marked another successful year in our long history of building value for our shareholders. Over the last five years, Mercantile has posted strong compounded annual growth rates (CAGR) in key categories including:

- Total Loans: 10.0% CAGR
- Total Deposits: 11.8% CAGR
- Earnings per Share: 10.4% CAGR

- Cash Dividends: 6.0% CAGR
- Tangible Book Value per Share: 8.4% CAGR

Mercantile Bank's strong performance continues to support a well-capitalized regulatory position, with a total risk-based capital ratio of 13.9% and approximately $214 million more than the 10% minimum threshold required to be categorized as a "well-capitalized" institution at year-end 2024.

The success of Mercantile is attributed to the dedicated efforts of our employees and the support of our incredible customer base. We are deeply grateful for both groups. Our customers are the reason for our existence, and we strive to provide them with the best possible experience as they work with us to achieve their dreams and aspirations. Our committed colleagues make these experiences possible, distinguishing Mercantile from our competitors. While buildings and products may be similar, it is our people who create the unique culture of our Bank. This culture drives our approach, philosophy, and processes, resulting in positive customer experiences daily.

Community is a core element of our culture, and in 2024, we strengthened the communities we serve through the following tangible actions:

- Our giving program awarded over $1 million to organizations who provide support to our communities.

- Our volunteer program saw 574 Mercantile employees contributing over 27,500 hours of community service with nearly 1,000 organizations.

- Mercantile employees served as directors on more than 300 boards.

- We conducted over 400 financial education classes, reaching more than 4,300 adults and children.

- We administered four Federal Home Loan Bank of Indianapolis Affordable Housing Grants totaling more than $3.5 million, which supported the development of 91 housing units for individuals at or below 80% of area median income.

- We made 116 community development loans totaling more than $480 million.

As we conclude 2024, we express our gratitude to our shareholders, customers, and employees for their support throughout the year. As we enter 2025, we pledge to continue adhering to the principles of excellence that have characterized our history.

Ray Reitsma

Ray Reitsma
President and CEO
Mercantile Bank Corporation

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 000-26719

MERCANTILE BANK CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	**38-3360865**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
310 Leonard Street NW, Grand Rapids, Michigan	**49504**
(Address of principal executive offices)	(Zip Code)

(616) 406-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	MBWM	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☐   Accelerated filer ☒   Emerging growth company ☐
Non-accelerated filer ☐   Smaller reporting company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 USC.7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐ No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate value of the common equity held by non-affiliates (persons other than directors and executive officers) of the registrant, computed by reference to the closing price of the common stock as of the last business day of the registrant's most recently completed second fiscal quarter, was approximately $634 million. As of February 28, 2025, there were issued and outstanding 16,230,912 shares of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's proxy statement for the Annual Meeting of Shareholders to be held May 22, 2025 are incorporated by reference into Part III of this report. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2024. Additionally, portions of the Annual Report are incorporated by reference in this Form 10-K in response to Items within Part II.

PART I

Item 1.   Business.

The Company

Mercantile Bank Corporation is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). Unless the text clearly suggests otherwise, references to "us," "we," "our," or "the company" include Mercantile Bank Corporation and its wholly-owned subsidiaries. As a bank holding company, we are subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). We were organized on July 15, 1997, under the laws of the State of Michigan, primarily for the purpose of holding all of the stock of Mercantile Bank ("our bank"), and of such other subsidiaries as we may acquire or establish. Our bank commenced business on December 15, 1997. During the third quarter of 2013, we filed an election to become a financial holding company, which election became effective April 14, 2014. Mercantile Insurance Center, Inc. ("our insurance company"), a subsidiary of our bank, commenced operations during 2002 to offer insurance products. Mercantile Community Partners ("MCP"), our subsidiary, began operations during 2023 to invest in community development tax credit investments. Our expenses have generally been paid using cash dividends from our bank. Our principal source of future operating funds is expected to be dividends from our bank.

Our Bank

Our bank is a state banking company that operates under the laws of the State of Michigan, pursuant to a charter issued by the Michigan Department of Insurance and Financial Services. Our bank's deposits are insured to the maximum extent permitted by law by the Federal Deposit Insurance Corporation ("FDIC"). Our bank, through its 43 office locations, provides commercial banking services primarily to small- to medium-sized businesses and retail banking services. Our bank's main office is located in Grand Rapids, Michigan, and our operations are centered around the West and Central portions of Michigan. We also have banking offices located in the metropolitan Detroit, Michigan area, Traverse City, Michigan, Petoskey, Michigan, Saginaw, Michigan, and Midland, Michigan. Our bank makes secured and unsecured commercial, construction, mortgage and consumer loans, and accepts checking, savings and time deposits. Our bank owns 11 automated teller machines ("ATM") and 33 video banking machines at a majority of our office locations that participate in the ACCEL/EXCHANGE and PLUS regional network systems, as well as other ATM networks throughout the country. Our bank also enables customers to conduct certain loan and deposit transactions by personal computer and through mobile applications. Courier service is provided to certain commercial customers, and safe deposit boxes are available at a vast majority of our office locations. Our bank does not have trust powers.

Our Insurance Company

Our insurance company acquired an existing shelf insurance agency effective April 15, 2002. An Agency and Institution Agreement was entered into among our insurance company, our bank and Hub International for the purpose of providing programs of mass marketed personal lines of insurance. Insurance product offerings include private passenger automobile, homeowners, personal inland marine, boat owners, recreational vehicle, dwelling fire, umbrella policies, small business and life insurance products, all of which are provided by and written through companies that have appointed Hub International as their agent. To date, we have not provided the insurance products noted above and currently have no plans to do so.

Our Trusts

We have five business trusts that are wholly-owned subsidiaries of Mercantile Bank Corporation but are not consolidated. Each of the trusts was formed to issue preferred securities that were sold in private sales, as well as to sell common securities to Mercantile Bank Corporation. The proceeds from the preferred and common securities sales were used by the trusts to purchase floating rate notes issued by Mercantile Bank Corporation. The rates of interest, interest payment dates, call features and maturity dates of each floating rate note are identical to its respective preferred securities. The net proceeds from the issuance of the floating rate notes were used for a variety of purposes, including contributions to our bank as capital to provide support for asset growth and the funding of stock repurchase programs and certain acquisitions. The only significant assets of our trusts are the floating rate notes, and the only significant liabilities of our trusts are the preferred securities. The floating rate notes are categorized on our Consolidated Balance Sheets as subordinated debentures, and the interest expense is recorded on our Consolidated Statements of Income under interest expense on other borrowings.

Effect of Government Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States Government, its agencies, and the Federal Reserve Board. The Federal Reserve Board's monetary policies have had, and will likely continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order to, among other things, curb inflation, maintain or encourage employment, and mitigate economic recessions. The policies of the Federal Reserve Board have a major effect upon the levels of bank loans, investments and deposits through its open market operations in United States Government securities, and through its regulation of, among other things, the discount rate on borrowings of member banks. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

Regulation and Supervision

Banks and bank holding companies, like many other financial institutions, are regulated under a variety of federal and state statutes and the regulations that implement those statutes. These statutes include, among others, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Economic Growth, Regulatory Relief, and Consumer Protection Act ("EGRRCPA"), the Truth in Lending Act, the Truth in Savings Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Expedited Funds Availability Act, the Community Reinvestment Act, the Real Estate Settlement Procedures Act, the USA PATRIOT Act, the FACT Act, the Gramm-Leach-Bliley Act, the Sarbanes Oxley Act, the Bank Secrecy Act, electronic funds transfer laws, redlining laws, predatory lending laws, antitrust laws, environmental laws, money laundering laws, privacy laws, state usury statutes, and statutes relating to fiduciaries. Our growth and earnings performance may be impacted by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those regulatory authorities include, but are not limited to, the Federal Reserve Board, the FDIC, the Michigan Department of Insurance and Financial Services, the Internal Revenue Service and state taxing authorities. The effect of such statutes, regulations and policies, and any changes thereto, may significantly impact our business which cannot necessarily be predicted.

As a registered bank holding company under the Bank Holding Company Act, we are required to file an annual report with the Federal Reserve Board and such additional information as the Federal Reserve Board may require. We are also subject to periodic examinations by the Federal Reserve Board.

The Bank Holding Company Act limits the activities of bank holding companies to banking and the management of banking organizations and to certain permitted non-banking activities. The permitted non-banking activities generally include those limited activities that the Federal Reserve Board has determined, by order or regulation as of the day prior to enactment of the Gramm-Leach-Bliley Act, to be so closely related to banking as to be a proper incident to banking. These permitted non-banking activities include, among other things: operating a mortgage company, finance company, or factoring company; performing certain data processing operations; providing certain investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, nonoperating basis; and providing discount securities brokerage services for customers. Neither we nor any of our subsidiaries engage in any of the non-banking activities listed above.

On April 14, 2014, our election to become a financial holding company, as permitted by the Bank Holding Company Act, as amended by Title I of the Gramm-Leach-Bliley Act, was accepted and made effective by the Federal Reserve Board. In order to maintain our status as a financial holding company, we and our bank must satisfy statutory requirements regarding capitalization, management and compliance with the Community Reinvestment Act. As a financial holding company, we are permitted to engage in a broader range of activities under the Bank Holding Company Act that are permitted for bank holding companies. Those expanded activities include any activity which the Federal Reserve Board (in certain instances in consultation with the Department of the Treasury) determines, by order or by regulation, to be financial in nature or incidental to such financial activity, or to be complementary to a financial activity, and not to pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. Such expanded activities that have been previously approved by the Federal Reserve Board include, among others: insuring, guaranteeing, or indemnifying against loss, harm, damage, illness, disability or death, or issuing annuities, and acting as principal, agent or broker for such purposes; providing financial, investment or economic advisory services, including advising a mutual fund; and underwriting, dealing in, or making a market in securities. While our insurance company is permitted to engage in the insurance agency activities described above by virtue of our financial holding company status, neither we nor any of our subsidiaries currently engage in these expanded activities.

Our bank is subject to restrictions imposed by federal and state laws and regulations. Among other things, these restrictions limit the transactions our bank conducts with us, our other subsidiaries or other affiliates, limit our securities borrowing or lending, derivatives, and repurchase transactions with us, our other subsidiaries or other affiliates, limit investments in stock or other securities that we issue, limit the taking of such stock or securities as collateral for loans to any borrower, and limit acquisitions of assets or services from, and sales of certain types of assets to, us, our other subsidiaries or other affiliates. Michigan banking laws place additional restrictions on various aspects of banking, including branching, payment of dividends, and loan interest rates, in addition to capital and surplus requirements. Federal law restricts our ability to borrow from our bank by limiting the aggregate amount we may borrow and by requiring that all loans to us be secured in designated amounts by specified forms of collateral.

With respect to the acquisition of banking organizations, we are generally required to obtain the prior approval of the Federal Reserve Board before we can acquire all or substantially all of the assets of any bank, or acquire ownership or control of any voting shares of any bank or bank holding company, if, after the acquisition, we would own or control more than 5% of the voting shares of the bank or bank holding company. Acquisitions of banking organizations across state lines are subject to additional restrictions imposed by federal and state laws and regulations.

The scope of regulations and supervision of various aspects of our business have expanded as a result of the adoption in July, 2010 of the Dodd-Frank Act, and may continue to expand as the result of implementing regulations being adopted by federal regulators. However, on May 24, 2018, EGRRCPA amended certain provisions of the Dodd-Frank Act to tailor them to the specific circumstances of various categories of financial institutions and transactions. Many of the statutes and regulations under which we and our bank operate may change in the future, which may significantly impact our business.

Competition

We face substantial competition in all phases of our operations from a variety of different competitors. We compete for deposits, loans and other financial services with numerous Michigan-based and national and regional banks, savings banks, thrifts, credit unions and other financial institutions as well as with other entities that provide financial services. Some of the financial institutions and financial service organizations with whom we compete are not subject to the same degree of regulation as we are. Many of our primary competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do, and offer larger branch networks and other services which we do not. Most of these same entities have greater capital resources than we do, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we do. Under specified circumstances (that have been modified by the Dodd-Frank Act and EGRRCPA), securities firms and insurance companies that elect to become financial holding companies under the Bank Holding Company Act may acquire banks and other financial institutions. Federal and state banking law affects the competitive environment in which we conduct our business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. We also face new competition as a result of expansion into new markets.

Human Capital

As of December 31, 2024, we employed 648 full-time and 34 part-time persons. Our human capital is the most valuable asset we have, and we believe embracing human diversity makes us a better financial institution. The collective sum of the individual differences, life experiences, knowledge, inventiveness, innovation, self-expression, unique capabilities and talent that our employees invest in their work represents a significant part of not only our culture, but our reputation and our achievements as well. We embrace and encourage our employees' differences in age, color, disability, ethnicity, family or marital status, gender identity or expression, language, national origin, physical and mental ability, political affiliation, race, religion, sexual orientation, socio-economic status, veteran status and other characteristics that make our employees unique.

Talent Acquisition. We hire people who connect with, listen to and deliver the best solutions to customers and team members. Through a personalized and systematic recruiting process, our experienced team of Human Resources Business Partners are devoted to working with Hiring Managers and matching candidate skills and experience to a position where they can thrive. Hiring long-term successful team members is critical to our success. We believe our successful hiring practices are reflected in our annual turnover rate of 10%, which is consistently below our peers.

Employee Safety and Health. The prioritization of our people is reflected in the robust employee benefits and compensation packages offered to our staff, including health and wellness insurance plans and incentives, a 401(k) plan with matching contributions, dedicated internship programs for young professionals in finance and business, and employee stock ownership plan participation, as well as clothing, home office and fitness equipment interest-free loans. Approximately 87% of our eligible employees participate in our medical benefit plans, which include a health savings account plan in which we pay the full monthly premiums. We offer our employees generous paid time off for vacations, holidays, sick time and bereavement, along with pay-it-forward initiatives and paid volunteer time. In addition, with obstacles in maintaining balance between work responsibilities and personal time, we have enabled staff to pursue a safe and healthy work-life balance by increasing paid time off benefits for our employees.

Climate Change

We define sustainability as the leveraging of combined abilities to ensure our ongoing impact on people and the environment, and our success is always focused on upholding long-lasting, positive results. From an efficient branch footprint to utilizing the latest technology, we are continuously focused on seeking new and better ways to be more productive with our time and energy while remaining good stewards of the resources with which we are entrusted. In each of our facilities, we follow LEED green certification guidelines wherever practical, evaluating all facilities for opportunities to incorporate energy efficient updates and space planning for new construction, renovations or expansion projects. All of our new construction and renovation projects include low-flow devices as well as LED lighting to enhance our efficiency of utility usage. Over the past five years, we have reduced our use of natural gas by 35% and electricity by 40%. All renovation and expansion projects involve the donation of former office furniture to non-profit organizations.

We continue to strive for the reduction of mail and paper usage through the promotion of customer eStatement adoption. The eStatement adoption rate continues to grow, and we were approaching above 61% adoption at year-end 2024. Our online accounts payable system has also enabled us to significantly reduce paper and printing, and saves time. Every effort is made to recycle all paper, and we continue to offer community paper shredding events. Additionally, we have implemented recycling stations at all of our office locations to divert cardboard, plastic and metal items from landfills. Water bottle refill stations also aid to reduce plastic bottle usage.

Our Sustainability Committee supports our ongoing commitment to environmental, health and safety, corporate social responsibility, corporate governance, sustainability, and other public policy matters relevant to our organization. The Sustainability Committee is a cross-functional management committee, with oversight from the Governance and Nominating Committee and the Board of Directors, that assists us in: (1) setting general strategies relating to ESG matters; (2) developing, implementing, and monitoring initiatives and policies based on those strategies; (3) recommending communications with employees, investors, and shareholders with respect to ESG matters; and (4) monitoring and assessing developments relating to, and improving our understanding of, ESG matters. The committee met three times during 2024. Highlights for 2024 included expanding the impact of Mercantile Community Partners LLC to facilitate low-income housing tax credits, completion and posting of the 2024 Corporate Sustainability Report, hiring a fulltime Director of Enterprise Excellence at the end of 2024 to oversee all ongoing ESG and sustainability efforts, implementation of a sustainability reporting platform, increased support of first-time home buyers mortgage programs, and over 27,500 hours of volunteering in the community completed by employees. Our bank maintains a Clawback Policy; an Insider Trading Policy; Code of Ethics; Corporate Governance Guidelines; an Anti-Bribery and Anti-Corruption Policy; an Anti-Money Laundering, Bank Secrecy Act, Customer Identification and Due Diligence Programs Letter; Vendor and Supplier Code of Conduct; Environmental Policy; Human Rights Policy; and Supplier Diversity Program Policy, which are reviewed and approved by our Board of Directors at least annually and can be found on our website.

Lending Policy

As a routine part of our business, we make loans to businesses and individuals located within our market areas. Our lending policy states that the function of the lending operation is twofold: to provide a means for the investment of funds at a profitable rate of return with an acceptable degree of risk, and to meet the credit needs of the creditworthy businesses and individuals who are our customers. We recognize that in the normal business of lending, some losses on loans will be inevitable and should be considered a part of the normal cost of doing business.

Our lending policy anticipates that priorities in extending loans will be modified from time to time as interest rates, market conditions and competitive factors change. The policy sets forth guidelines on a nondiscriminatory basis for lending in accordance with applicable laws and regulations. The policy describes various criteria for granting loans, including the ability to pay; the character of the customer; evidence of financial responsibility; purpose of the loan; knowledge of collateral and its value; terms of repayment; source of repayment; payment history; and economic conditions.

The lending policy further limits the amount of funds that may be loaned against specified types of real estate collateral. For certain loans secured by real estate, the policy requires an appraisal of the property offered as collateral by a state-certified independent appraiser. The policy also provides general guidelines for loan to value for other types of collateral, such as accounts receivable and machinery and equipment. In addition, the policy provides general guidelines as to environmental analysis, loans to employees, executive officers and directors, problem loan identification, maintenance of an allowance for credit losses, loan review and grading, mortgage and consumer lending, and other matters relating to our lending practices.

The Board of Directors has delegated significant lending authority to officers of our bank. The Board of Directors believes this empowerment, supported by our strong credit culture and the significant experience of our commercial lending staff, enables us to be responsive to our customers. The loan policy specifies lending authority for our lending officers with amounts based on the experience level and ability of each lender. Our loan officers and loan managers are generally able to approve loans ranging from $0.25 million to $2.5 million. We have established higher approval limits for our bank's President and Chief Executive Officer and Chief Lending Officer, ranging from $4.0 million up to $10.0 million. These lending authorities, however, are typically used only in rare circumstances where timing is of the essence. Loan requests exceeding $5.0 million require approval by the Officers Loan Committee, and loan requests exceeding $15.0 million, up to the legal lending limit of $101.4 million, require approval by our bank's Board of Directors. We generally apply an in-house lending limit that is significantly less than our bank's legal lending limit.

Lending Activity

Commercial Loans. Our commercial lending group originates commercial loans primarily in our market areas. Our commercial lenders have extensive commercial lending experience, with most having at least ten years' experience. Loans are originated for general business purposes, including working capital, accounts receivable financing, machinery and equipment acquisition, and commercial real estate financing, including new construction and land development.

In most instances, commercial line of credit facilities have terms ranging from 12 to 24 months with floating rates tied to the Wall Street Journal Prime Rate or 30-Day Secured Overnight Funding Rate ("SOFR"). Commercial term loans secured by real estate are generally at a floating rate tied to the Wall Street Journal Prime Rate or 30-Day SOFR. Since the fourth quarter of 2020, a fixed rate option for commercial term loans secured by real estate is generally not offered for loans over $2.5 million; instead, customers are offered participation in our back-to-back interest rate swap program to achieve a desired fixed rate. For loans under $2.5 million, we offer a rate primarily equal to the commensurate cost of funds using Federal Home Loan Bank of Indianapolis ("FHLBI") advance rates as a proxy and a credit spread as indicated by the credit rating we assign. Commercial term loans secured by real estate generally balloon within five years, with payments based on amortizations ranging from 10 to 25 years. Commercial term loans secured by non-real estate collateral are generally at a floating rate tied to the Wall Street Journal Prime Rate or 30-Day SOFR, or a fixed rate primarily equal to the commensurate cost of funds using FHLBI advance rates as a proxy and a credit spread as indicated by the credit rating we assign, and generally mature and fully amortize within three to seven years.

We evaluate many aspects of a commercial loan transaction in order to minimize credit and interest rate risk. Underwriting includes an assessment of the management, products, markets, cash flow, capital, income and collateral of the borrowing entity. This analysis includes a review of the borrower's historical and projected financial results. Appraisals are generally required to be performed by state-certified independent appraisers where real estate is the primary collateral, and in some cases, where equipment is the primary collateral. In certain situations, for creditworthy customers, we may accept title reports instead of requiring lenders' policies of title insurance.

We have no material foreign loans, and only limited exposure to companies engaged in energy producing and agricultural-related activities.

Commercial Real Estate loans. Commercial real estate loans, consisting of non-owner occupied, owner occupied, multi-family and residential rental, and vacant land, land development, and residential construction loans, totaled 52.6% and 50.2% of our total loans as of December 31, 2024 and 2023, respectively. We also adhere to the FDIC's commercial real estate lending concentration guidelines specified in the *Joint Guidance on Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices.* Total commercial real estate loans (as defined in the guidance) represented 256% and 247% of total regulatory capital as of December 31, 2024 and 2023, respectively, with both ratios being below the maximum guideline of 300%.

Commercial real estate lending involves more risk than residential lending because loan balances are typically greater and repayment is dependent upon the borrower's business operations. We attempt to minimize the risks associated with these transactions by generally limiting our commercial real estate lending to owner operated properties and to owners of non-owner occupied properties who have established profitable histories and satisfactory tenant structures. In many cases, risk is further reduced by requiring personal guarantees, limiting the amount of credit to any one borrower to an amount considerably less than our legal lending limit and avoiding certain types of commercial real estate financings.

Risks of repayment can arise from general downward shifts in the valuations of specific property types often driven by changes in demand and other economic factors, which could further influence cash flows associated with the borrower and/or the underlying property. To mitigate these risks, we actively monitor market conditions in the markets we originate loans. The majority of our commercial real estate portfolio is located within our primary geographic footprint within the state of Michigan. As of December 31, 2024 and 2023, 90.7% and 90.3%, respectively, of our commercial real estate loans were for projects located within the state of Michigan. Loans made outside the state of Michigan are usually to customers located or headquartered within our footprint doing business in other states.

The following table presents the composition of the commercial real estate portion of the total loan portfolio as of December 31, 2024 and 2023:

(Dollars in thousands)	December 31, 2024		December 31, 2023	
	Balance	%	Balance	%
Real estate – owner occupied				
Industrial	$ 364,327	7.9%	$ 347,923	8.1%
Automotive	109,408	2.4	117,076	2.7
Office	66,354	1.4	72,498	1.7
Retail	63,303	1.4	46,202	1.1
Medical Office	33,997	0.7	34,641	0.8
Restaurants	32,946	0.7	30,482	0.7
Other	78,502	1.8	68,845	1.6
Subtotal	748,837	16.3	717,667	16.7
Real estate – non-owner occupied				
Office	265,774	5.8	271,448	6.3
Retail	249,239	5.4	256,338	6.0
Industrial	315,867	6.9	233,503	5.4
Assisted Living	102,480	2.2	131,426	3.1
Hotel	152,591	3.3	100,594	2.3
Other	42,453	0.9	42,375	1.0
Subtotal	1,128,404	24.5	1,035,684	24.1
Vacant land, land development, and residential construction	66,936	1.5	74,753	1.7
Real estate – multi-family and residential rental	475,819	10.3	332,609	7.7
Total	$ 2,419,996	52.6%	$ 2,160,713	50.2%

Single-Family Residential Real Estate Loans. We originate single-family residential real estate loans in our market areas, generally according to secondary market underwriting standards. Loans not conforming to those standards are made in certain circumstances. Single-family residential real estate loans provide borrowers with a fixed or adjustable interest rate with terms up to 30 years, with the fixed interest rate loans generally sold to various investors.

Consumer Loans. We originate various types of consumer loans, including new and used automobile and boat loans, credit cards and overdraft protection lines of credit for our checking account customers. Consumer loans generally have shorter terms and higher interest rates and usually involve more credit risk than single-family residential real estate loans because of the type and nature of the collateral. Our bank has a home equity line of credit program. Home equity lines of credit are generally secured by either a first or second mortgage on the borrower's primary residence. The program provides revolving credit at a rate tied to the Wall Street Journal Prime Rate.

We believe our consumer loans are underwritten carefully, with a strong emphasis on the amount of the down payment, credit quality, employment stability and monthly income of the borrower. These loans are generally repaid on a monthly repayment schedule with the source of repayment tied to the borrower's periodic income. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. We believe that the generally higher yields earned on consumer loans compensate for the increased credit risk associated with such loans, and that consumer loans are important to our efforts to serve the credit needs of the communities and customers that we serve.

Loan Portfolio Quality

We utilize a comprehensive grading system for our commercial loans, whereby all commercial loans are graded on a ten grade rating system. The rating system utilizes standardized grade paradigms that analyze several critical factors such as cash flow, operating performance, financial condition, collateral, industry condition and management. All commercial loans are graded at inception and reviewed at various intervals.

Our independent loan review program is primarily responsible for the administration of the grading system and ensuring adherence to established lending policies and procedures. The loan review program is an integral part of maintaining our strong asset quality culture. The loan review function works closely with senior management, although it functionally reports to the Board of Directors. Using a risk-based approach to selecting credits for review, our loan review program covered approximately 69% of total commercial loans outstanding during 2024. In addition, a random sampling of retail loans is reviewed each quarter. Our watch list credits are reviewed monthly by our Board of Directors and our Watch List Committee, the latter of which is comprised of senior level officers from the administration, lending and loan review functions.

Loans are placed in a nonaccrual status when, in our opinion, uncertainty exists as to the ultimate collection of all principal and interest. As of December 31, 2024, loans placed in nonaccrual status totaled $5.7 million, or 0.1% of total loans, compared to $3.4 million, or 0.1% of total loans, at December 31, 2023. We had no loans past due 90 days or more and still accruing interest at year-end 2024 or 2023.

Additional information relative to the loan portfolio is incorporated by reference to Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion and Analysis") and Note 3 of the Notes to Consolidated Financial Statements in this Annual Report.

Allowance for Credit Losses

The allowance is maintained at a level we believe is adequate to absorb estimated credit losses identified and expected in the loan portfolio. Our evaluation of the adequacy of the allowance is an estimate based on past loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values, guidance from bank regulatory agencies, and assessments of the impact of current and anticipated economic conditions on the loan portfolio. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in our judgment, should be charged-off. Credit losses are charged against the allowance when we believe the uncollectibility of a loan is likely. The balance of the allowance represents our best estimate, but significant downturns in circumstances relating to loan quality or economic conditions could result in a requirement for an increased allowance in the future. Likewise, an upturn in loan quality or improved economic conditions may result in a decline in the required allowance in the future. In either instance, unanticipated changes could have a significant impact on the allowance and operating results. The allowance is increased through a provision charged to operating expense. Uncollectible loans are charged-off through the allowance, while recoveries of loans previously charged-off are added to the allowance.

Additional detail regarding the allowance is incorporated by reference to Management's Discussion and Analysis and Note 3 of the Notes to Consolidated Financial Statements included in this Annual Report.

Investments

Bank Holding Company Investments. The principal investments of our bank holding company are the investments in the common stock of our bank, the common securities of our trusts, and the community development tax credit investments made by MCP. Other funds of our bank holding company may be invested from time to time in various debt instruments.

Subject to the limitations of the Bank Holding Company Act, we are also permitted to make portfolio investments in equity securities and to make equity investments in subsidiaries engaged in a variety of non-banking activities, which include real estate-related activities such as community development, real estate appraisals, arranging equity financing for commercial real estate, and owning and operating real estate used substantially by our bank or acquired for its future use. MCP invests as a limited liability member in real estate entities engaged in community development. Our bank holding company has no plans at this time to make directly any other types of equity investments at the bank holding company level. Our Board of Directors may, however, alter the investment policy at any time without shareholder approval.

Our Bank's Investments. Our bank may invest its funds in a wide variety of debt instruments and may participate in the federal funds market with other depository institutions. Subject to certain exceptions, our bank is prohibited from investing in equity securities. Among the equity investments permitted for our bank under various conditions and subject in some instances to amount limitations, are shares of a subsidiary insurance agency, mortgage company, real estate company, or Michigan business and industrial development company, such as our insurance company. Under another such exception, in certain circumstances and with prior notice to or approval of the FDIC, our bank could invest up to 10% of its total assets in the equity securities of a subsidiary corporation engaged in the acquisition and development of real property for sale or the improvement of real property by construction or rehabilitation of residential or commercial units for sale or lease. Our bank has no present plans to make such an investment. Real estate acquired by our bank in satisfaction of or foreclosure upon loans may be held by our bank for specified periods. Our bank is also permitted to invest in such real estate as is necessary for the convenient transaction of its business. Our bank's Board of Directors may alter our bank's investment policy without shareholder approval at any time.

Additional detail and information relative to the securities portfolio is incorporated by reference to Management's Discussion and Analysis and Note 2 of the Notes to Consolidated Financial Statements included in this Annual Report.

Available Information

We maintain an internet website at www.mercbank.com. We make available on or through our website, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practical after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. We do not intend the address of our website to be an active link or to otherwise incorporate the contents of our website into this Annual Report.

Item 1A.   Risk Factors.

The following risk factors could affect our business, financial condition or results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report because they could cause the actual results and conditions to differ materially from those projected in forward-looking statements. Before you buy our common stock, you should know that investing in our common stock involves risks, including the risks described below. The risks that are highlighted here are not the only ones we face. If the adverse matters referred to in any of the risks actually occur, our business, financial condition or operations could be adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

<u>Risks Related to Our Business</u>

We are subject to interest rate risk.

Our earnings and cash flows are largely dependent upon our net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve Board. Generally speaking, increases in the targeted federal funds rate positively impact our net interest income. In contrast, higher interest rates generally have a negative impact on both the housing market, by reducing refinancing activity and new home purchases, and the U.S. economy.

We principally manage interest rate risk by managing the volume and mix of our earning assets and funding liabilities. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but these changes could also affect: (1) our ability to originate and/or sell loans and obtain deposits; (2) the fair value of our financial assets and liabilities, which could negatively impact shareholders' equity, and our ability to realize gains from the sale of such assets; (3) our ability to obtain and retain deposits in competition with other available investment alternatives; (4) the ability of our borrowers to repay adjustable or variable rate loans; and (5) the average duration of our investment securities portfolio and other interest-earning assets. If the interest rates paid on deposits and borrowings increase at a faster rate than the interest received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments decline more rapidly than the interest rates paid on deposits and other borrowings. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially affected.

We are subject to liquidity risk.

Our banking operations require liquidity to meet our deposit and debt obligations as they come due. There are many potential factors that could reduce our access to liquidity sources, including higher interest rate environments, tightening fiscal policy, a downturn in the U.S. economy, difficult credit markets or adverse regulatory actions. Our access to deposits may also be affected by the liquidity needs of our depositors. A substantial majority of our liabilities are demand, savings, interest checking and money market deposits, which are payable on demand or upon several days' notice, while by comparison, a substantial portion of our assets are loans, which cannot be called or sold in the same time frame. We may not be able to replace maturing deposits and advances as necessary in the future, especially if a large number of our depositors sought to withdraw their accounts, regardless of the reason. Our access to deposits may be negatively impacted by, among other factors, periods of low interest rates or higher interest rates which could promote increased competition for deposits, including from new financial technology competitors, or provide customers with alternative investment options. Additionally, negative news about us or the banking industry in general could negatively impact market and/or customer perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. Furthermore, as we and other regional banking organizations experienced in 2023, the failure of other financial institutions may cause deposit outflows as customers spread deposits among several different banks so as to maximize their amount of FDIC insurance, move deposits to banks deemed "too big to fail" or remove deposits from the banking system entirely. As of December 31, 2024, approximately 54% of our deposits were uninsured, and we rely on these deposits for liquidity. A failure to maintain adequate liquidity could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable economic, geopolitical conflicts and other political conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the local, national, and global economies, financial markets and political conditions. Our financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services we offer, is highly dependent upon the business environment in the markets where we operate. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by a decline in economic growth both in the U.S. and internationally; declines in business activity or investor or business confidence; limitations on the availability of or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; natural disasters; global pandemics, trade policies and tariffs; or a combination of these or other factors. In addition, financial markets and global supply chains may be adversely affected by the current or anticipated impact of global wars/military conflicts, terrorism or other geopolitical events. A weak or declining economy or political disruption, including any international trade disputes, could also strain our manufacturers or suppliers, possibly resulting in supply disruptions, or cause our customers to delay making payments for our products and services. Any of the foregoing could seriously harm our business, and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could seriously harm our business.

Significant declines in the value of commercial real estate could adversely impact us.

Approximately 63% of our total commercial loans, or about 52% of our total loans, relate to commercial real estate. Commercial real estate lending involves more risk than residential lending because loan balances are typically greater and repayment is dependent upon the borrower's business operations. Stressed economic conditions may reduce the value of commercial real estate and strain the financial conditions of our commercial real estate borrowers, especially in the land development and non-owner occupied commercial real estate segments of our loan portfolio. Those difficulties could adversely affect us and could produce losses and other adverse effects on our business. Additionally, in recent years, commercial real estate markets have been particularly impacted by the economic disruption resulting from the COVID-19 pandemic. The COVID-19 pandemic has also been a catalyst for the evolution of various remote work options that have impacted the long-term performance of some types of office properties within our commercial real estate portfolio. Accordingly, the federal banking regulatory agencies have expressed concerns about weaknesses in the current commercial real estate market. Failures in our risk management policies, procedures and controls could adversely affect our ability to manage this portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio, which, accordingly, could have a material adverse effect on our business, financial condition and results of operations.

Market volatility may adversely affect us.

The capital and credit markets may experience volatility and disruption. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without apparent regard to those issuers' underlying financial strength. Future levels of market disruption and volatility may have an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. We compete for deposits, loans and other financial services with numerous Michigan-based and national and regional banks, thrifts, credit unions and other financial institutions as well as other entities that provide financial services, including securities firms and mutual funds. Some of the financial institutions and financial service organizations with which we compete are not subject to the same degree of regulation as we are. Many of our competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do and offer larger branch networks and other services which we do not, including trust and international banking services. Most of these entities have greater capital and other resources than we do, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we do. This competition may limit our growth or earnings. Under specified circumstances (that have been modified by the Dodd-Frank Act and EGRRCPA), securities firms and insurance companies that elect to become financial holding companies under the Bank Holding Company Act may acquire banks and other financial institutions. Federal banking law affects the competitive environment in which we conduct our business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

Our risk management systems may fall short of their intended objectives.

We seek to monitor and control our risk exposure through a risk and control framework encompassing a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems, internal controls, management review processes and other mechanisms. Our risk management process seeks to balance our ability to profit from investing or lending positions with our exposure to potential losses. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes. Thus, we may, in the course of our activities, incur losses.

We may not be able to successfully adapt to evolving industry standards and market pressures.

Our success depends, in part, on our ability to adapt products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. This can reduce net interest income and noninterest income from fee-based products and services. In addition, the widespread adoption of new technologies could require us to make substantial capital expenditures to modify or adapt existing products and services or develop new products and services. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

Our inability to execute or integrate potential future acquisitions successfully could impede us from realizing all of the benefits of the acquisitions, which could weaken our operations.

In addition to pursuing organic growth, we may also pursue strategic acquisition opportunities that we believe will fit our core philosophy and culture, enhance our profitability and provide appropriate risk-adjusted returns. These acquisition opportunities could be material to our business and involve a number of risks, including the following:

° intense competition from other banking organizations and other acquirers for potential merger candidates drives market pricing;
° time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions may divert human and capital resources without producing the desired returns;
° estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution or assets are inherently complex and may be inaccurate;
° potential exposure to unknown or contingent liabilities of targets; and
° regulatory time frames for review of applications may limit the number and frequency of transactions we may be able to consummate.

If we are unable to successfully integrate potential future acquisitions, we could be impeded from realizing all of the benefits of those acquisitions and could weaken our business operations. The integration process may disrupt our business and, if implemented ineffectively, may preclude realization of the full benefits expected by us and could harm our results of operations. In addition, the overall integration of the combining companies may result in unanticipated problems, expenses, liabilities and competitive responses, and may cause our stock price to decline. The difficulties of integrating an acquisition include, among others:

° unanticipated issues in integration of information, communications and other systems;
° unanticipated incompatibility of logistics, marketing and administrative methods;
° maintaining employee morale and retaining key employees;
° integrating the business cultures of both companies;
° preserving important strategic client relationships;
° coordinating geographically diverse organizations; and
° consolidating corporate and administrative infrastructures and eliminating duplicative operations.

Finally, even if the operations of an acquisition are integrated successfully, we may not realize the full benefits of the acquisition, including the synergies, cost savings or growth opportunities we expect. These benefits may not be achieved within the anticipated time frame as well.

Our inability to overcome these risks could have an adverse effect on our ability to implement our business strategy, which, in turn, could have an adverse effect on our business, financial condition and results of operations.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Even routine funding transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations.

Our credit losses could increase and our allowance may not be adequate to cover actual loan losses.

As the risk of nonpayment of loans is inherent in all lending activities, we maintain allowances for credit losses on loans, securities and off-balance sheet credit exposures. Regardless, nonpayment, when it occurs, may have a materially adverse effect on our earnings and overall financial condition as well as the value of our common stock. Our focus on commercial lending may result in a larger concentration of loans to small businesses. As a result, we may assume different or greater lending risks than other banks. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for credit losses based on several factors. If our assumptions are wrong, our allowance may not be sufficient to cover our losses, which would have an adverse effect on our operating results. The actual amounts of future provisions for credit losses cannot be determined at this time and may exceed the amounts of past provisions. Any increase in the allowance for credit losses on loans, securities and/or off-balance sheet credit exposures will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on our management and other key personnel, and the loss of any of them may adversely affect our operations.

We are and will continue to be dependent upon the services of our management team, including our executive officers and our other senior managers. The unanticipated loss of our executive officers, or any of our other senior managers, could have an adverse effect on our growth and performance.

In addition, we continue to depend on our key commercial loan officers. Several of our commercial loan officers are responsible, or share responsibility, for generating and managing a significant portion of our commercial loan portfolio. Our success can be attributed in large part to the relationships these officers as well as members of our management team have developed and are able to maintain with our customers as we continue to implement our community banking philosophy. The loss of any of these commercial loan officers could adversely affect our loan portfolio and performance, and our ability to generate new loans. Many of our key employees have signed agreements with us agreeing not to compete with us in one or more of our markets for specified time periods if they leave employment with us. However, we may not be able to effectively enforce such agreements.

Some of the other financial institutions in our markets also require their key employees to sign agreements that preclude or limit their ability to leave their employment and compete with them or solicit their customers. These agreements make it more difficult for us to hire loan officers with experience in our markets who can immediately solicit their former or new customers on our behalf.

Direct and indirect effects of climate change may adversely affect us.

Climate change presents immediate and long-term risks to us and to our customers and communities, with risks expected to increase over time. Climate change refers to risk of life and property damage occurring due to naturally occurring events induced by human behavior and can manifest in the form of physical risk and indirect risk. Physical risk refers to results of severe weather, such as floods, hurricanes, rising sea levels, fires and water availability. Indirect risk refers to how changes in regulation, conscious consumer choices, competition for sustainable products, and reduced demand for goods or services that produce significant green-house gas emissions may impact the results and operations of a company. Physical effects of climate change to our offices, branches or personnel could have an immediate adverse effect on our operations and financial condition, whereas indirect consequences may result in increased expenditures to comply with climate-related regulations.

Similarly, physical effects could have a severe impact on the business and operations of our customers and vendors. Furthermore, consumer choices and shareholder demands could require our customers to invest more in cleaner energy manufacturing and procurement and to compete with innovative new products that generate lower emissions, which may or may not be successful. If our customers are not able to keep up with evolving climate change effects, it could ultimately have an adverse effect on our business and results of operations. Lastly, like other financial institutions, we also run a reputational risk of financing businesses that are responsible for significant green-house gas emissions or are related to carbon-based energy sources. While our risk management framework monitors various types of risks and applies risk mitigation techniques including for environmental risks, and while we have been conscious of our own carbon footprint and have established a Sustainability Committee, introduction of new climate-related legislation and related compliance costs as well as the unpredictable effects of climate change on us or our customers could have a negative impact on our business, financial condition and results of operations, even if temporary in nature.

Failure to meet the rapidly changing ESG expectations or standards, or achieve our ESG goals, could adversely affect our business, results of operations, financial condition or stock price.

There are rapidly changing discussions and regulations surrounding ESG matters, including greenhouse gas emissions, sustainability and climate-related risks; diversity, equity and inclusion; responsible sourcing and supply chain; human rights and social responsibility; and corporate governance and oversight. Given our commitment to ESG, we actively manage these issues and have established and publicly announced certain goals, commitments and targets which we may refine or even expand further in the future. These goals, commitments and targets reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Evolving stakeholder expectations and our efforts and ability to manage these issues, provide updates on them and accomplish our goals, commitments and targets present numerous operational, regulatory, reputational, financial, legal and other risks, any of which may be outside of our control or could have a material adverse impact on our business, including on our reputation and stock price. Further, there is uncertainty around the accounting standards and climate-related disclosures associated with emerging laws and reporting requirements and the related costs to comply with the emerging regulations.

Changes in SOFR could adversely affect the amount of interest that accrues on SOFR-linked instruments.

Effective January 1, 2022, we replaced the 30-Day Libor Rate with the CME Term SOFR Rate for all new floating rate commercial loan commitments. On or about June 30, 2023, all commercial loans tied to the 30-Day Libor Rate converted to an equivalent fallback SOFR Rate. Because SOFR is published by the Federal Reserve Bank of New York ("FRBNY") based on data received from other sources, we have no control over its determination, calculation or publication. There can be no assurance that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in SOFR-linked instruments. If the manner in which SOFR is calculated is changed, that change may result in a change in the amount of interest that accrues on the SOFR-linked instruments. In addition, the interest rate on SOFR-linked instruments may for any day not be adjusted for any modification or amendments to SOFR for that day that the FRBNY may publish if the interest rate for that day has already been determined prior to such determination. There is no assurance that changes in SOFR could not have a material adverse effect on the yield on, value of, and market for SOFR-linked instruments, which could have a material adverse effect on our business.

Further, SOFR is a relatively new interest rate, and the FRBNY or any successor, as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the methodology by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, the change may result in a reduction of the amount of interest payable on loans we have made to customers, which could have a material adverse effect on our business. The administrator of SOFR may withdraw, modify, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice, and has no obligation to consider the interests of investors in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR.

Our accounting policies and methods are the basis for how we prepare our consolidated financial statements, and they require management to make estimates about matters that are inherently uncertain.

Accounting policies and processes are fundamental to how we record and report our financial condition and results of operations. We must exercise judgment in selecting and applying many of these accounting policies and processes so they comply with U.S. GAAP. In some cases, we must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet may result in our reporting materially different results than would have been reported under a different alternative.

We have identified certain accounting policies as being critical because they require us to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. We have established detailed policies and control procedures that are intended to ensure these critical accounting estimates and judgments are well controlled and applied consistently. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. Because of the uncertainty surrounding management's judgments and the estimates pertaining to these matters, we cannot guarantee that we will not be required to adjust accounting policies or restate prior period financial statements. For additional information, see "Critical Accounting Estimates" beginning on page F-3 of this Annual Report and "Note 1 – Summary of Significant Accounting Policies" beginning on page F-36 of this Annual Report.

We continually encounter technological change, and we may have fewer resources than our competitors to continue to invest in technological improvements.

The banking industry is undergoing technological changes with frequent introductions of new technology-driven products and services, such as those related to artificial intelligence, automation and algorithms. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we do. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. In addition, our implementation of certain new technologies, such as those related to artificial intelligence, automation and algorithms, in our business processes may have unintended consequences due to their limitations or our failure to use them effectively. Failure to successfully manage technological changes could have a material adverse effect on our business, financial condition and results of operations.

Damage to our reputation could materially harm our business.

Our relationship with many of our clients is predicated upon our reputation as a fiduciary and a service provider that adheres to the highest standards of ethics, service quality and regulatory compliance. Adverse publicity, regulatory actions, litigation, operational failures, the failure to meet client expectations and other issues with respect to one or more of our businesses could materially and adversely affect our reputation, our ability to attract and retain clients or our sources of funding for the same or other businesses. Preserving and enhancing our reputation also depends on maintaining systems and procedures that address known risks and regulatory requirements, as well as our ability to identify and mitigate additional risks that arise due to changes in our businesses and the marketplaces in which we operate, the regulatory environment and client expectations. If any of these developments has a material effect on our reputation, our business will suffer.

Our business is subject to operational risks.

We, like most financial institutions, are exposed to many types of operational risks, including the risk of fraud by employees or outsiders, unauthorized transactions by employees or operational errors. To date, we have not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, but our systems and those of our customers and third-party service providers are under constant threat, and it is possible that we could experience a significant event in the future. Operational errors may include clerical or record keeping errors or those resulting from faulty or disabled computer or telecommunications systems. Given our volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully corrected. Our necessary dependence upon automated systems to record and process our transaction volume may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect.

We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control, including, for example, computer viruses or electrical or telecommunications outages, which may give rise to losses in service to customers and to loss or liability to us. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations to us, or will be subject to the same risk of fraud or operational errors by their respective employees as are we, and to the risk that our or our vendors' business continuity and data security systems prove not to be adequate. We also face the risk that the design of our controls and procedures proves inadequate or is circumvented, causing delays in detection or errors in information. Although we maintain a system of controls designed to keep operational risks at appropriate levels, there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount.

We face the risk of cyber-attack to our computer systems.

In the ordinary course of business, we collect and store sensitive data, including proprietary business information and personally identifiable information of our customers and employees in systems and on networks. The secure processing, maintenance and use of this information is critical to our operations. To date, we have not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, but our systems and those of our customers and third-party service providers are under constant threat, and it is possible that we could experience a significant event in the future. Cybersecurity threats include unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber-attacks and other events. Remote working of employees introduces additional potential cybersecurity risks due to the use of home networks, video conferencing and other remote work technologies over which we do not have as much control as our internal systems.

Cyber threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. We cannot assure that such breaches, failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us or the third parties on which we rely. We may not be insured against all types of losses as a result of third-party failures, and insurance coverage may be inadequate to cover all losses resulting from breaches, systems failures or other disruptions. If one or more of these events occurs, it could result in the disclosure of confidential client information, damage to our reputation with our clients and the market, additional costs to us (such as repairing systems or adding new personnel or protection technologies), regulatory penalties and financial losses, to both us and our clients and customers. Such events could also cause interruptions or malfunctions in our operations (such as the lack of availability of our online banking system), as well as the operations of our clients, customers or other third parties. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of internet banking, mobile banking and other technology-based products and services by us and our customers. Although we maintain safeguards to protect against these risks, there can be no assurance that we will not suffer losses in the future that may be material in amount.

Cybersecurity risks and disclosures are increasingly regulated by various government agencies, including federal and state bank regulatory agencies and the Securities and Exchange Commission. Failure to observe such guidance may result in supervisory identification of unsafe or unsound practices or other deficiencies in risk management or other areas that do not constitute violations of law or regulation.

Regulatory Risks

We are subject to significant government regulation, and any regulatory changes may adversely affect us.

The banking industry is subject to extensive regulation, supervision and legal requirements under both federal and state law that govern almost all aspects of our operations. These regulations are primarily intended to protect customers, the federal deposit insurance fund, and the stability of the U.S. financial system, not our creditors or shareholders. Existing state and federal banking laws subject us to substantial limitations with respect to our activities, including the making of loans, the purchase of securities, the payment of dividends and many other aspects of our business. Some of these laws may benefit us, others may increase our costs of doing business, or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, which may be accelerated by changes in the administration of federal and state governments, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policy may also affect our ability to attract deposits, make loans and achieve satisfactory interest spreads. The implementation, amendment or repeal of federal financial services laws or regulations may limit our business opportunities, impose additional costs on us, impact our revenues or the value of our assets, or otherwise adversely affect our business, financial condition or results of operations.

Minimum capital requirements may adversely affect our ability (and that of our bank) to pay cash dividends, reduce our profitability, or otherwise adversely affect our business, financial condition or results of operations.

We are subject to extensive capital regulations imposed by federal and state banking regulations. These regulations, among other things, establish minimum requirements to qualify as a "well-capitalized" institution. If our bank were to fail to maintain its status of "well-capitalized" under the applicable regulatory capital regulations, we may lose our status as a financial holding company and be subjected to a consent agreement requiring us to bring our bank back to a "well-capitalized" status. Such an agreement may impose restrictions on our activities. If we were to fail to enter into such an agreement, or fail to comply with the terms of such agreement, the Federal Reserve may impose more severe restrictions on our activities, including requiring us to cease and desist activities permitted under the Bank Holding Company Act of 1956. The regulatory environment is constantly evolving, with requirements frequently being introduced or amended. It is possible that increases in regulatory capital requirements and changes in how regulatory capital is calculated could require us to increase our capital levels by issuing additional securities that qualify as regulatory capital, thus potentially diluting our existing shareholders, or by taking other actions, such as selling assets, in order to maintain required capital ratios. We may be unable to sell some of our assets, or we may have to sell assets at a discount from market value, either of which could adversely affect our results of operations, cash flow and financial condition.

Risks Related to Our Stock

Issuance of debt securities or sales of our common stock or other securities may dilute the value of our common stock.

We have issued both trust preferred securities and subordinated notes. In the event of our liquidation, the holders of our debt securities would receive a distribution of our available assets before distributions are made to holders of our common stock. In many situations, our Board of Directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued preferred or common stock, including shares authorized and unissued under our equity incentive plans. In the future, we may issue additional debt or equity securities, through public or private offerings, in order to raise additional capital. Any such issuance of equity securities would dilute the percentage of ownership interest of existing shareholders and may dilute the per share book value of the common stock. In addition, option holders under our stock-based incentive plans may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

We may need or want to raise additional capital in the future by issuing debt or equity securities to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, particularly if our asset quality or earnings were to deteriorate significantly. Our ability to raise additional capital will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance. Economic conditions and any loss of confidence in financial institutions generally may increase our cost of funding and limit access to certain customary sources of capital.

There can be no assurance that capital will be available on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decrease in our credit rating or a decline in the confidence of equity or debt purchasers, or counterparties participating in the capital markets, may adversely affect our capital costs and our ability to raise capital and, potentially, our liquidity. Also, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our business, financial condition and results of operations.

Our Articles of Incorporation, By-laws, the corporate laws of the State of Michigan, and federal banking laws contain provisions that may discourage or prevent a takeover of our company and reduce any takeover premium.

Our Articles of Incorporation, By-laws, the corporate laws of the State of Michigan, and federal banking laws include provisions which are designed to provide our Board of Directors with time to consider whether a hostile takeover offer is in our and our shareholders' best interest. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then-current market price for our common stock. These provisions could also prevent transactions in which our shareholders might otherwise receive a premium for their shares over then-current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interest.

The Michigan Business Corporation Act contains provisions intended to protect shareholders and prohibit or discourage various types of hostile takeover activities. In addition to these provisions and the provisions of our Articles of Incorporation and By-laws, federal banking laws require the Federal Reserve Board's approval prior to acquiring "control" of a bank holding company. All of these provisions may delay or prevent a change in control without action by our shareholders and could adversely affect the price of our common stock.

There is a limited trading market for our common stock.

The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, economic and market conditions for bank holding companies and the stock market in general, as well as changes in investor perceptions of our company. The issuance of new shares of our common stock also may affect the market for our common stock.

Our common stock is traded on the Nasdaq Global Select Market under the symbol "MBWM." The development and maintenance of an active public trading market depends upon the existence of willing buyers and sellers, the presence of which is beyond our control. While we are a publicly traded company, the volume of trading activity in our stock is still relatively limited. Even if a more active market develops, there can be no assurance that such a market will continue, or that our shareholders will be able to sell their shares at or above the price at which they acquired shares.

The value of securities in our investment securities portfolio may be negatively affected by disruptions in securities markets.

Prices and volumes of transactions in the nation's securities markets can be affected suddenly by economic crises, or by other national or international crises, such as national disasters, acts of war or terrorism, changes in commodities markets, or instability in foreign governments. Disruptions in securities markets may detrimentally affect the value of securities that we hold in our investment portfolio, such as through reduced valuations due to the perception of heightened credit and liquidity risks. There can be no assurance that declines in market value associated with these disruptions will not result in a loss in principal value of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels.

Item 1B.   Unresolved Staff Comments

We have received no written comments regarding our periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more before the end of our 2024 fiscal year and that remain unresolved.

Item 1C. Cybersecurity

Risk Management and Strategy

Our enterprise risk management program is designed to identify, assess, and mitigate risks across various aspects of our company, including financial, operational, regulatory, reputational, and legal. Cybersecurity is a critical component of this program given the increasing reliance on technology and potential of cyber threats. Our Chief Information Security Officer (the "CISO") is primarily responsible for this cybersecurity component and is a key member of the risk management organization, reporting directly to the Senior Management Team ("SMT") and our Tech Oversight Committee. Our Tech Oversight Committee includes members of our Board and management. Our CISO has served in this capacity for more than a decade and maintains multiple certifications issued by the Information Systems Audit and Control Association ("ISACA") and the SANS Institute. As part of our overall enterprise risk management program, we maintain both an Information & Cyber Security Program Policy ("ICSPP") and Information & Cyber Security Incident Response Policy ("ICSIRP").

Our ICSPP is overseen by the SMT, which is responsible for designating the CISO. The CISO is responsible for leading company-wide cybersecurity strategy, policy, standards, architecture, and processes. The CISO is charged with all logical security related matters, which include but are not limited to, PC/server security, network security, internet security, and database and application security. Our ICSIRP is based on applicable federal and state laws as well as cybersecurity incident response best practices. The purpose of the ICSIRP is to define procedures for reporting and responding to cybersecurity incidents. It creates objectives for actionable procedures that can be measured, evaluated, scaled and revised as necessary for each specific incident. These objectives include maximizing the effectiveness of our company's operations through an established plan of action and assigning responsibilities to appropriate personnel and/or third-party contractors.

Our company has engaged a third-party managed detection and response company to monitor the security of our information systems around-the-clock, including intrusion detection and response, and to provide instantaneous alerting should a cybersecurity event occur. If a cybersecurity threat or cybersecurity incident is identified through our company's information systems, the CISO and Incident Response Team ("IRT") will take immediate steps to mitigate the threat and assess any damages. Upon report from the CISO, the SMT will evaluate the materiality of the cybersecurity threat or cybersecurity incident to determine if any public disclosures are required under the Security and Exchange Commission's cybersecurity disclosure rule. If deemed necessary, third-party consultants, legal counsel, and assessors will be engaged to evaluate the materiality assessment.

Our company has training and awareness programs designed to educate its employees about cybersecurity risks and how to protect our company, our customers and themselves from cyber-attacks and to keep its employees informed about cybersecurity threats and how to stay safe online, including secure access practice, phishing schemes, remote work and response to suspicious activities.

Our cybersecurity program interfaces with other functional areas within our company, including but not limited to, our company's business segments and information technology, legal, risk, human resources and internal audit departments, as well as external third-party partners, to identify and understand potential cybersecurity threats. We regularly assess and update our processes, procedures and management techniques in light of ongoing cybersecurity developments.

Recognizing the complexity and evolving nature of cybersecurity threats, we also engage with a range of external experts, including cybersecurity assessors, consultants, and auditors in evaluating and testing our risk management systems. These partnerships enable our company to leverage specialized knowledge and insights, ensuring its cybersecurity strategies and processes remain at the forefront of industry best practices. Our company's collaboration with these third parties includes regular audits, testing, threat assessments and consultation on security enhancements.

To date, risks from cybersecurity threats or incidents have not materially affected our company. However, the sophistication of and risks from cybersecurity threats and incidents continue to increase, and the preventative actions that we have taken and continue to take to reduce the risk of cybersecurity threats and incidents and protect our systems and information may not successfully protect against all cybersecurity threats and incidents. For more information on how cybersecurity risk could materially affect our company's business strategy, results of operations, or financial condition, please refer to Item 1A Risk Factors.

Governance

Our company recognizes the importance of safeguarding company and customer information. Therefore, the Board of Directors recognizes that the protection of this information ranks as one of our highest priorities. The Board of Directors is responsible for reviewing and approving the ICSPP and ICSIRP at least annually and monitoring material risks facing our company. The Board recently added a member who possesses specialized expertise in cybersecurity matters. Director Sara A. Schmidt currently serves as chief information security officer for US Foods and executive sponsor of the West Michigan Cyber Security Consortium.

The Board has tasked the SMT with overseeing efforts to develop, implement and maintain an effective information and cybersecurity program. The SMT designates the CISO who also serves as the IRT leader. As part of its oversight responsibilities, the Board of Directors is responsible for discussing with the SMT our company's major risk exposures, such as cybersecurity, and the steps management has taken to monitor and control those exposures, including our risk assessment and risk management policies. The Board of Directors also monitors our compliance with legal and regulatory requirements and the risks associated therewith. On a regular basis, our Tech Oversight Committee reviews with the SMT significant areas of risk exposure involving cybersecurity.

At the direction of the SMT, the CISO and IRT monitor internal and external cybersecurity threats and review and revise our company's cybersecurity defenses on an ongoing basis. The CISO, together with other members of the IRT, bring a wealth of expertise to their respective roles, including expertise in security technologies; designing and implementing security strategies; security standards such as NIST, ISO, COBIT and ITIL; and risk management and incident response. The CISO prepares reports on IT general controls and cybersecurity metrics for the SMT and Tech Oversight Committee periodically. The Board of Directors meets with the CISO periodically to discuss cybersecurity.

Item 2.   Properties.

Our headquarters is located in our bank's main office facility in Grand Rapids, Michigan. Our bank operates 43 banking offices primarily concentrated throughout Western and Central Michigan, most of which are full-service facilities. We also have banking offices located in the metropolitan Detroit, Michigan area, Traverse City, Michigan, Petoskey, Michigan, Saginaw, Michigan, and Midland, Michigan. We have larger banking facilities in Kalamazoo, Lansing, Mt. Pleasant and West Branch. The remaining banking offices generally range in size from 1,200 to 3,200 square feet, based on the location and number of employees located at the facility. All of our banking offices are owned by our bank except for ten that are rented under various operating lease agreements. In addition, certain functions operate out of our standalone facility located in Alma, Michigan.

We consider our properties and equipment to be well maintained, in good operating condition and capable of accommodating current growth forecasts. However, we may choose to add branch locations to expand our presence in current markets and/or in new markets or, alternatively, to consolidate, close or relocate branches if we believe it would be beneficial to our overall performance.

Item 3.   Legal Proceedings.

From time to time, we may be involved in various legal proceedings that are incidental to our business. In the opinion of management, we are not a party to any legal proceedings that are material to our financial condition, either individually or in the aggregate.

Item 4.   Mine Safety Disclosures.

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Holders

Our common stock is traded on the Nasdaq Global Select Market under the symbol "MBWM." At February 28, 2025, there were approximately 1,200 record holders of our common stock. In addition, we estimate that there were approximately 7,000 beneficial owners of our common stock who own their shares through brokers or banks.

Dividend Policy

The following table shows the high and low sales prices for our common stock as reported by the Nasdaq Global Select Market for the periods indicated and the quarterly cash dividends paid by us during those periods.

	High		Low		Dividend	
2024						
First Quarter	$	42.82	$	34.25	$	0.35
Second Quarter		41.11		33.46		0.35
Third Quarter		51.21		38.02		0.36
Fourth Quarter		52.98		40.85		0.36
2023						
First Quarter	$	37.00	$	29.39	$	0.33
Second Quarter		31.56		23.89		0.33
Third Quarter		36.73		26.95		0.34
Fourth Quarter		41.93		30.12		0.34

Holders of our common stock are entitled to receive dividends that the Board of Directors may declare from time to time. We may only pay dividends out of funds that are legally available for that purpose. We are a financial holding company and substantially all of our assets are held by our bank. Our ability to pay dividends to our shareholders depends primarily on our bank's ability to pay dividends to us. Dividend payments and extensions of credit to us from our bank are subject to legal and regulatory limitations, generally based on capital levels and current and retained earnings, imposed by law and regulatory agencies with authority over our bank. The ability of our bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. In addition, under the terms of our subordinated debentures, we would be precluded from paying dividends on our common stock if an event of default has occurred and is continuing under the subordinated debentures, or if we exercised our right to defer payments of interest on the subordinated debentures, until the deferral ended.

We and our bank are subject to regulatory capital requirements administered by state and federal banking agencies. Failure to meet the various capital requirements can initiate regulatory action that could have a direct material effect on our financial statements. Our ability to pay cash and stock dividends or repurchase equity securities is subject to limitations under various laws and regulations and to prudent and sound banking practices.

On January 11, 2024, our Board of Directors declared a cash dividend on our common stock in the amount of $0.35 per share that was paid on March 13, 2024 to shareholders of record as of March 1, 2024. On April 11, 2024, our Board of Directors declared a cash dividend on our common stock in the amount of $0.35 per share that was paid on June 19, 2024 to shareholders of record as of June 7, 2024. On July 11, 2024, our Board of Directors declared a cash dividend on our common stock in the amount of $0.36 per share that was paid on September 18, 2024 to shareholders of record as of September 6, 2024. On October 10, 2024, our Board of Directors declared a cash dividend on our common stock in the amount of $0.36 per share that was paid on December 18, 2024 to shareholders of record as of December 6, 2024.

On January 12, 2023, our Board of Directors declared a cash dividend on our common stock in the amount of $0.33 per share that was paid on March 15, 2023 to shareholders of record as of March 3, 2023. On April 13, 2023, our Board of Directors declared a cash dividend on our common stock in the amount of $0.33 per share that was paid on June 14, 2023 to shareholders of record as of June 2, 2023. On July 13, 2023, our Board of Directors declared a cash dividend on our common stock in the amount of $0.34 per share that was paid on September 13, 2023 to shareholders of record as of September 1, 2023. On October 12, 2023, our Board of Directors declared a cash dividend on our common stock in the amount of $0.34 per share that was paid on December 13, 2023 to shareholders of record as of December 1, 2023.

On January 16, 2025, our Board of Directors declared a cash dividend on our common stock in the amount of $0.37 per share that will be paid on March 19, 2025 to shareholders of record as of March 7, 2025.

Issuer Purchases of Equity Securities

On May 27, 2021, we announced that our Board of Directors had authorized a program to repurchase up to $20.0 million of our common stock from time to time in open market transactions at prevailing market prices or by other means in accordance with applicable regulations. The actual timing, number and value of shares repurchased under the program will be determined by management in its discretion and will depend on a number of factors, including the market price of our stock, general market and economic conditions, our capital position, financial performance and alternative uses of capital, and applicable legal requirements. The program may be discontinued at any time. No shares were repurchased during 2023 or 2024. Historically, stock repurchases have been funded from cash dividends paid to us from our bank. Additional repurchases may be made in future periods under the authorized plan or a new plan, which would also likely be funded from cash dividends paid to us from our bank. As of December 31, 2024, repurchases aggregating $6.8 million were available to be made under the current repurchase program.

Repurchases made during the fourth quarter of 2024 are detailed in the table below. The approximate dollar value that may yet be purchased under the plans or programs is presented in thousands.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares or Approximate Dollar Value that May Yet Be Purchased Under the Plans or Programs
October 1 – 31	0	$ NA	0	$ 6,818
November 1 – 30	0	NA	0	6,818
December 1 – 31	0	NA	0	6,818
Total	0	$ NA	0	$ 6,818

Shareholder Return Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on our common stock (based on the last reported sales price of the respective year) with the cumulative total return of the Nasdaq Composite Index and the KBW Nasdaq Bank Index from December 31, 2019 through December 31, 2024. The following is based on an investment of $100 on December 31, 2019 in our common stock, the Nasdaq Composite Index and the KBW Nasdaq Bank Index, with dividends reinvested where applicable.



| Index | Period Ending | | | | | |
	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Mercantile Bank Corporation	100.00	77.96	104.30	103.42	130.12	148.38
NASDAQ Composite Index	100.00	144.92	177.06	119.45	172.77	223.87
KBW NASDAQ Bank Index	100.00	89.69	124.06	97.52	96.65	132.60

Item 6.   Reserved.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis included in this Annual Report is incorporated here by reference.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

The information under the heading "Market Risk Analysis" included in this Annual Report is incorporated here by reference.

Item 8.   Financial Statements and Supplementary Data.

The Consolidated Financial Statements, the Notes to Consolidated Financial Statements and the Reports of Independent Registered Public Accounting Firms included in this Annual Report are incorporated here by reference.

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

As of December 31, 2024, an evaluation was performed under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2024.

There have been no significant changes in our internal control over financial reporting during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). There are inherent limitations in the effectiveness of any system of internal control. Accordingly, even an effective system of internal control can provide only reasonable assurance with respect to financial statement preparation.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024. This evaluation was based on criteria for effective internal control over financial reporting described in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2024. Refer to page F-27 for management's report. The Reports of the Independent Registered Public Accounting Firms included in this Annual Report are incorporated here by reference.

Item 9B.   Other Information.

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

The information presented under the captions "Information About Our Directors," "Information About Our Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance", "Corporate Governance – Code of Ethics and Insider Trading Policy", and "Board Committees -- Audit Committee" in the definitive Proxy Statement of Mercantile Bank Corporation for our May 22, 2025 Annual Meeting of Shareholders (the "Proxy Statement"), a copy of which will be filed with the Securities and Exchange Commission before April 30, 2025, is incorporated here by reference.

Item 11.   Executive Compensation.

The information presented under the captions "Executive Compensation," "Corporate Governance – Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the Proxy Statement is incorporated here by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information presented under the caption "Stock Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated here by reference.

Equity Compensation Plan Information

The following table summarizes information, as of December 31, 2024, relating to compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	0	$ 0	383,133 (1)
Equity compensation plans not approved by security holders	0	$ 0	0
Total	0	$ 0	383,133

(1) These securities are available under the Stock Incentive Plan of 2023. Incentive awards may include, but are not limited to, stock options, restricted stock, stock appreciation rights and stock awards.

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information presented under the captions "Transactions with Related Persons" and "Corporate Governance – Director Independence" in the Proxy Statement is incorporated here by reference.

Item 14.   Principal Accountant Fees and Services.

The information presented under the caption "Audit Committee Matters -- Principal Accountant Fees and Services" in the Proxy Statement is incorporated here by reference.

Item 15.   Exhibits and Financial Statement Schedules

(a) (1)   Financial Statements. The following financial statements and reports of the independent registered public accounting firms of Mercantile Bank Corporation and its subsidiaries are filed as part of this report:

Reports of Independent Registered Public Accounting Firms

Consolidated Balance Sheets --- December 31, 2024 and 2023

Consolidated Statements of Income for each of the three years in the period ended December 31, 2024

Consolidated Statements of Comprehensive Income (Loss) for each of the three years in the period ended December 31, 2024

Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 2024

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2024

Notes to Consolidated Financial Statements

The Consolidated Financial Statements, the Notes to Consolidated Financial Statements, and the Reports of Independent Registered Public Accounting Firms listed above are incorporated by reference in Item 8 of this report.

(2)   Financial Statement Schedules

Not applicable.

(b)   Exhibits:

The Exhibit Index immediately preceding the Signatures Page hereto is incorporated by reference under this item.

(c)   Financial Statements Not Included In Annual Report

Not applicable.

Item 16.   Form 10-K Summary

None.

MERCANTILE BANK CORPORATION

FINANCIAL INFORMATION
December 31, 2024 and 2023

MERCANTILE BANK CORPORATION

FINANCIAL INFORMATION
December 31, 2024 and 2023

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion and other portions of this Annual Report contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates, and projections about the financial services industry, the economy, and our company. Words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "plans," "projects," "indicates," "strategy," "future," "likely," "may," "should," "will," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. We undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events (whether anticipated or unanticipated), or otherwise.

Future Factors include, among others, adverse changes in interest rates and interest rate relationships; increasing rates of inflation and slower growth rates; significant declines in the value of commercial real estate; market volatility; demand for products and services; climate impacts; labor markets; the degree of competition by traditional and non-traditional financial services companies; changes in banking regulation or actions by bank regulators; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; potential cyber-attacks, information security breaches, and other criminal activities; litigation liabilities; governmental and regulatory policy changes; the outcomes of existing or future contingencies; trends in customer behavior as well as their ability to repay loans; changes in local real estate values; damage to our reputation resulting from adverse publicity, regulatory actions, litigation, operational failures, and the failure to meet client expectations and other facts; changes in the national and local economies, and unstable political and economic environments; and risk factors described in our annual report on Form 10-K for the year ended December 31, 2024. These are representative of the Future Factors that could cause a difference between an ultimate actual outcome and a forward-looking statement.

Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

CRITICAL ACCOUNTING ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion and Analysis") is based on Mercantile Bank Corporation's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Our critical accounting estimates are highly dependent upon subjective or complex judgments and assumptions, and changes in such may have a significant impact on the financial statements, just as actual results may differ. We have reviewed the application of our critical accounting estimates with the Audit Committee of our Board of Directors.

Allowance For Credit Losses ("allowance"): The allowance is maintained at a level we believe is adequate to absorb estimated credit losses identified and expected in the loan portfolio. Our evaluation of the adequacy of the allowance is an estimate based on historical credit loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values, guidance from bank regulatory agencies, and assessments of the impact of current and anticipated economic conditions on the loan portfolio. While historical credit loss experience provides the basis for the estimation of expected credit losses, our qualitative model adjusts for risk factors that are not inherently considered in the quantitative modeling process, but are nonetheless relevant in assessing the expected credit losses within the loan portfolio. These adjustments may increase or decrease the estimate of expected credit losses based upon the assessed level of risk for each qualitative factor. The various risks that may be considered in making qualitative adjustments include, among other things, the impact of (i) changes in lending policies and procedures, (ii) changes in the nature and volume of the loan portfolio and in the terms of loans, (iii) changes in the experience, ability and depth of lending management and staff, (iv) changes in the volume and severity of past due loans, nonaccrual loans and adversely classified loans, (v) changes in the quality of the credit review function, (vi) changes in the value of underlying collateral dependent loans, (vii) existence and effect of any concentrations of credit and any changes in such, and (viii) effect of other factors such as competition and legal and regulatory requirements.

Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in our judgment, should be charged-off. Credit losses are charged against the allowance when we believe the uncollectibility of a loan is likely. The balance of the allowance represents our best estimate, but significant downturns in circumstances relating to loan quality or economic conditions could result in a requirement for an increased allowance in the future. Likewise, an upturn in loan quality or improved economic conditions may result in a decline in the required allowance in the future. In either instance, unanticipated changes could have a significant impact on the allowance and operating results. The allowance is increased through a provision charged to operating expense. Uncollectible loans are charged-off through the allowance, while recoveries of loans previously charged-off are added to the allowance.

See Note 1 – Significant Accounting Policies in the Notes to our Consolidated Financial Statements in this Form 10-K for additional information on our estimation process and methodology related to the allowance. See also Note 3 – Loans and Allowance for Credit Losses in the Notes to our Consolidated Financial Statements in this Form 10-K for further information regarding our loan portfolio and allowance.

Mortgage Servicing Rights: Mortgage servicing rights are recognized as assets based on the allocated fair value of retained servicing rights on loans sold. Servicing rights are carried at the lower of amortized cost or fair value and are expensed in proportion to, and over the period of, estimated net servicing income. We utilize a discounted cash flow model to determine the value of our servicing rights. The valuation model utilizes mortgage loan prepayment speeds, the remaining lives of the mortgage loan pools, delinquency rates, our cost to service loans, and other factors to determine the cash flow that we will receive from servicing each grouping of loans. These cash flows are then discounted based on current interest rate assumptions to arrive at the fair value of the right to service those loans. Impairment is evaluated quarterly based on the fair value of the servicing rights, using groupings of the underlying loans classified by interest rates. Any impairment of a grouping is reported as a valuation allowance.

<u>Goodwill</u>: Accounting rules require us to determine the fair value of all the assets and liabilities of an acquired entity, and to record their fair value on the date of acquisition. We employ a variety of means in determining fair value, including the use of discounted cash flow analysis, market comparisons and projected future revenue streams. For those items for which we conclude that we have the appropriate expertise to determine fair value, we may choose to use our own calculation of fair value. In other cases, where the fair value is not readily determined, consultation with outside parties is used to determine fair value. Once valuations have been determined, the net difference between the price paid for the acquired entity and the fair value of the balance sheet is recorded as goodwill. Goodwill is assessed at least annually for impairment, with any such impairment recognized in the period identified. A more frequent assessment is performed if there are material changes in the market place or within the organizational structure.

INTRODUCTION

This Management's Discussion and Analysis should be read in conjunction with the consolidated financial statements contained in this Annual Report. This discussion provides information about the consolidated financial condition and results of operations of Mercantile Bank Corporation and its consolidated subsidiaries, Mercantile Bank ("our bank") and Mercantile Community Partners LLC ("MCP"), and Mercantile Insurance Center, Inc. ("our insurance company"), a subsidiary of our bank. Unless the text clearly suggests otherwise, references to "us," "we," "our," or "the company" include Mercantile Bank Corporation and its wholly-owned subsidiaries referred to above.

CLIMATE CHANGE

The potential impact of climate changes on our operations and the needs of our customers remains uncertain. Scientists have proposed that the impacts of climate change could include changes in rainfall patterns, water shortages, changes to the water levels of lakes and other bodies of water, changing storm patterns and intensities, and changing temperature levels. These changes could be severe and vary by geographic location. Climate change may also affect the occurrence of certain natural events, the incidence and severity of which are inherently unpredictable, and may impact our borrowers or the value of our loan collateral.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE MATTERS

Our Sustainability Committee supports our ongoing commitment to environmental, health and safety, corporate social responsibility, corporate governance, sustainability, and other public policy matters relevant to our organization. The Sustainability Committee is a cross-functional management committee, with oversight from the Governance and Nominating Committee and the Board of Directors, that assists us in: (1) setting general strategies relating to ESG matters; (2) developing, implementing, and monitoring initiatives and policies based on those strategies; (3) recommending communications with employees, investors, and shareholders with respect to ESG matters; and (4) monitoring and assessing developments relating to, and improving our understanding of, ESG matters. The committee met three times during 2024. Highlights for 2024 included expanding the impact of Mercantile Community Partners LLC to facilitate low-income housing tax credits, the completion and posting of the 2024 Corporate Sustainability Report, hiring a fulltime Director of Enterprise Excellence at the end of 2024 to oversee all ongoing ESG and sustainability efforts, implementation of a sustainability reporting platform, increased support of first-time home buyers mortgage programs, and over 27,500 hours of volunteering in the community completed by employees. Our bank maintains a Clawback Policy; an Insider Trading Policy; Code of Ethics; Corporate Governance Guidelines; an Anti-Bribery and Anti-Corruption Policy; an Anti-Money Laundering, Bank Secrecy Act, Customer Identification and Due Diligence Programs Letter; Vendor and Supplier Code of Conduct; Environmental Policy; Human Rights Policy; and Supplier Diversity Program Policy; these policies are reviewed and approved by our Board of Directors at least annually and can be found on our website.

FINANCIAL OVERVIEW

We recorded net income of $79.6 million, or $4.93 per basic and diluted share, for 2024, compared with net income of $82.2 million, or $5.13 per basic and diluted share, for 2023. While noninterest income increased during 2024, net income was negatively impacted by expected lower net interest income and higher noninterest expenses.

Commercial loans increased $292 million, or approximately 9%, during 2024. Multi-family and residential rental property loans were up $143 million, nonowner-occupied commercial real estate ("CRE") loans grew $92.7 million, commercial and industrial loans increased $32.7 million, and owner-occupied CRE loans were up $31.2 million, while vacant land, land development, and residential construction loans decreased $7.8 million. As a percentage of total commercial loans, commercial and industrial loans and owner-occupied CRE loans combined equaled 54.9% at December 31, 2024, compared to 57.7% at year-end 2023. The new commercial loan pipeline remains strong, and at December 31, 2024, we had $245 million in unfunded loan commitments on commercial construction and development loans that are in the construction phase.

Residential mortgage loans decreased $9.8 million, or approximately 1%, during 2024. Residential mortgage loan originations totaled $485 million during 2024, compared to $386 million in 2023. Approximately 78% of the residential mortgage loans originated during 2024 were done so with the intent to sell, compared to about 53% in 2023. The increases in volume of loans originated and percentage of loans sold had a positive impact on mortgage banking income.

The overall quality of our loan portfolio remains strong, with nonperforming loans equaling 0.12% of total loans as of December 31, 2024. Accruing loans past due 30 to 89 days remain low, with little foreclosed property activity throughout 2024. Loan charge-offs totaled $3.8 million during 2024, while recoveries of prior period loan charge-offs totaled $0.9 million, providing for net loan charge-offs of $2.9 million, or 0.06% of average total loans, for the year.

Interest-earning deposits, a vast majority of which is comprised of funds on deposit with the Federal Reserve Bank of Chicago, are used to manage daily liquidity needs and interest rate risk sensitivity. The average balance of these funds equaled $237 million during 2024, compared to $107 million in 2023. The higher average balance primarily reflects an increase in deposits associated with our strategic initiative to lower the loan-to-deposit ratio.

Total deposits increased $797 million during 2024, providing for a growth rate of approximately 20%. A majority of the growth was in money market and time deposit products. Federal Home Loan Bank of Indianapolis ("FHLBI") advances declined $80.8 million during 2024. Wholesale funds, comprised of out-of-area deposits and FHLBI advances, totaled $537 million, or about 10% of total funds, as of December 31, 2024.

Net interest income decreased $2.5 million during 2024 compared to 2023. Interest income was up $50.1 million, in large part reflecting $569 million of growth in average earning assets and a 34 basis point increase in the yield on average earning assets. Interest expense was up $52.6 million, primarily reflecting $699 million growth in average interest-bearing liabilities and a 91 basis point increase in the cost of interest-bearing liabilities.

We recorded a credit loss provision expense of $7.4 million during 2024, compared to $7.7 million during 2023. The provision expense recorded during 2024 was generally necessitated by increased required reserve levels stemming from loan growth, slower residential mortgage loan prepayment speeds and specific allocations for two nonperforming nonreal-estate-related commercial loan relationships.

Noninterest income increased $8.2 million during 2024 compared to 2023, primarily reflecting higher mortgage banking income and service charges on deposit accounts, the latter stemming from growth in treasury management fees. Growth in payroll service income and revenue associated with a private equity investment also benefited noninterest income during 2024, as well as benefit claims on bank owned life insurance policies.

Noninterest expense increased $10.5 million during 2024 compared to 2023. Aggregate salary and benefit costs grew $9.1 million, primarily reflecting annual merit pay increases, market adjustments, higher bonus/incentive accruals and residential mortgage lender commissions, lower residential mortgage loan deferred salary costs and increased medical insurance expenses. Increased data processing costs were also recorded during 2024, largely reflecting higher transaction volumes and software support costs, along with the introduction of new treasury management products and services.

FINANCIAL CONDITION

Our total assets increased $699 million during 2024, and totaled $6.05 billion as of December 31, 2024. Total loans increased $297 million, securities available for sale were up $113 million and interest-earning deposits grew $276 million. Total deposits increased $797 million and shareholders' equity grew $62.4 million, while securities sold under agreements to repurchase ("sweep accounts) decreased $108 million and FHLBI advances declined $80.8 million.

Earning Assets

Average earning assets equaled 94.4% of average total assets during both 2024 and 2023. The loan portfolio continued to comprise a majority of earning assets, followed by securities and interest-earning deposits. Average total loans equaled 82.9% of average earning assets during 2024, compared to 84.7% in 2023, while average securities and interest-earning deposits comprised 12.7% and 4.4% of average earning assets during 2024 and 13.1% and 2.2% of average earning assets during 2023, respectively.

Our loan portfolio has historically been primarily comprised of commercial loans. Commercial loans increased $292 million, or approximately 9%, during 2024. Multi-family and residential rental property loans were up $143 million, nonowner-occupied CRE loans grew $92.7 million, commercial and industrial loans increased $32.7 million, and owner-occupied CRE loans were up $31.2 million, while vacant land, land development, and residential construction loans decreased $7.8 million. As a percentage of total commercial loans, commercial and industrial loans and owner-occupied CRE loans combined equaled 54.9% at December 31, 2024, compared to 57.7% at year-end 2023. We believe our commercial loan portfolio remains well diversified.

As of December 31, 2024, availability on commercial construction and development loans that are in the construction phase totaled $245 million, with most of the funds expected to be drawn over the next 12 to 18 months. Our current pipeline reports indicate continued strong commercial loan funding opportunities in future periods, including $296 million in new lending commitments, a majority of which we expect to be accepted and funded over the next 12 to 18 months. Our commercial lenders also report additional opportunities they are currently discussing with existing borrowers and potential new customers. We remain committed to prudent underwriting standards that provide for an appropriate yield and risk relationship, as well as concentration limits we established within our commercial loan portfolio. Usage of existing commercial lines of credit was relatively stable during 2024 at approximately 42%, a small increase from 2023 but similar to our historical average.

Residential mortgage loans decreased $9.8 million, or approximately 1%, during 2024. Residential mortgage loan originations totaled $485 million during 2024, compared to $386 million in 2023. Approximately 78% of the residential mortgage loans originated during 2024 were done so with the intent to sell, compared to about 53% in 2023. In mid-2023, we altered our residential mortgage loan pricing strategy to encourage borrowers to select fixed rate residential loan products that we could sell rather than selecting adjustable rate residential mortgage loan products that we had to fund on our balance sheet. The strategy not only provided for less residential mortgage loans being funded on our balance sheet, but also resulted in higher mortgage banking income. The increased volume of loans originated also benefited mortgage banking income.

Other consumer-related loans totaled $65.9 million, or 1.4% of total loans, at December 31, 2024. We expect this loan portfolio segment to remain relatively steady in dollar amount but decline as a percent of total loans in future periods as the commercial loan segment grows.

The following table presents total loans outstanding as of December 31, 2024, according to scheduled repayments of principal on fixed rate loans and repricing frequency on variable rate loans. Floating rate commercial loans that are currently at interest rate floors are treated as fixed rate loans and are reflected using maturity date and not repricing frequency.

(Dollars in thousands)	Less Than One Year	One Through Five Years	Five Through Fifteen Years	Total
Construction and land development	$ 493,943	$ 60,290	$ 23,428	$ 577,661
Real estate - residential properties	122,966	368,758	387,649	879,373
Real estate - multi-family properties	101,441	59,203	1,956	162,600
Real estate - commercial properties	1,199,248	470,710	57,174	1,727,132
Commercial and industrial	1,081,485	133,725	25,072	1,240,282
Consumer	3,083	8,985	1,665	13,733
Total loans	$ 3,002,166	$ 1,101,671	$ 496,944	$ 4,600,781
Fixed rate loans	$ 191,657	$ 720,696	$ 216,332	$ 1,128,685
Floating rate loans	2,810,509	380,975	280,612	3,472,096
Total loans	$ 3,002,166	$ 1,101,671	$ 496,944	$ 4,600,781

Our credit policies establish guidelines to manage credit risk and asset quality. These guidelines include loan review and early identification of problem loans to provide effective loan portfolio administration. The credit policies and procedures are meant to minimize the risk and uncertainties inherent in lending. In following these policies and procedures, we must rely on estimates, appraisals and evaluations of loans and the possibility that changes in these items could occur quickly because of changing economic conditions or other factors. Identified problem loans, which exhibit characteristics (financial or otherwise) that could cause the loans to become nonperforming or require restructuring in the future, are included on the internal loan watch list. Senior management and the Board of Directors review this list regularly. Market value estimates of collateral on nonperforming loans, as well as on foreclosed and repossessed assets, are reviewed periodically. We have a process in place to monitor whether value estimates at each quarter-end are reflective of current market conditions. Our credit policies establish criteria for obtaining appraisals and determining internal value estimates. We may also adjust outside and internal valuations based on identifiable trends within our markets, such as recent sales of similar properties or assets, listing prices, and offers received. In addition, we may discount certain appraised and internal value estimates to address distressed market conditions.

Nonperforming loans totaled $5.7 million, or 0.12% of total loans, as of December 31, 2024, compared to $3.4 million, or 0.08% of total loans, as of December 31, 2023. Accruing loans past due 30 to 89 days remain low, with little foreclosed property activity throughout 2024. The volume of nonperforming assets has remained under 0.3% of total assets since year-end 2015, and has averaged 0.1% over the past six years. Given the low level of nonperforming loans and accruing loans 30 to 89 days delinquent, combined with what we believe are strong credit administration practices, we are pleased with the overall quality of the loan portfolio.

Loan charge-offs totaled $3.8 million during 2024, while recoveries of prior period loan charge-offs totaled $0.9 million, providing for net loan charge-offs of $2.9 million, or 0.06% of average total loans, for the year. Loan charge-offs totaled $0.9 million during 2023, while recoveries of prior period loan charge-offs totaled $0.8 million, providing for net loan charge-offs of $0.1 million, or less than 0.01% of average total loans, for the year. We continue our collection efforts on charged-off loans, and we expect to record recoveries in future periods; however, given the nature of these efforts, it is not practical to forecast the dollar amount and timing of the recoveries.

The following table reflects the composition of our allowance for credit losses, nonaccrual loans, and net charge-offs as of and for the year ended December 31, 2024.

(Dollars in thousands)	Allowance for Credit Losses	Total Loans	Allowance for Credit Losses to Total Loans	Nonaccrual Loans	Nonaccrual Loans to Total Loans	Allowance for Credit Losses to Nonaccrual Loans	Net Charge-Offs	Net Charge-Offs to Average Loans
Commercial:								
Commercial and industrial	$ 11,165	$ 1,287,308	0.87%	$ 2,725	0.21%	409.72%	$ 3,385	0.27%
Vacant land, land development and residential construction	367	66,936	0.55	0	0	NA	(5)	(0.01)
Real estate – owner occupied	7,671	748,837	1.02	42	0.01	18,264.29	(171)	(0.02)
Real estate – non-owner occupied	10,919	1,128,404	0.97	0	0	NA	0	0
Real estate – multi-family and residential rental	3,667	475,819	0.77	0	0	NA	(15)	(0.00)
Total commercial	33,789	3,707,304	0.91	2,767	0.07	1,221.14	3,194	0.09
Retail:								
1-4 family mortgages	18,702	827,597	2.26	2,975	0.36	628.64	(190)	(0.02)
Other consumer	1,936	65,880	2.94	0	0	NA	(144)	(0.25)
Total retail	20,638	893,477	2.31	2,975	0.33	693.71	(334)	(0.04)
Unallocated	27	NA	NA	NA	NA	NA	NA	NA
Total	$ 54,454	$ 4,600,781	1.18%	$ 5,742	0.12%	948.35%	$ 2,860	0.06%

The following table reflects the composition of our allowance for credit losses, nonaccrual loans, and net charge-offs as of and for the year ended December 31, 2023.

(Dollars in thousands)	Allowance for Credit Losses	Total Loans	Allowance for Credit Losses to Total Loans	Nonaccrual Loans	Nonaccrual Loans to Total Loans	Allowance for Credit Losses to Nonaccrual Loans	Net Charge-Offs	Net Charge-Offs to Average Loans
Commercial:								
Commercial and industrial	$ 7,441	$ 1,254,586	0.59%	$ 249	0.02%	2,988.35%	$ 30	0.00%
Vacant land, land development and residential construction	384	74,753	0.51	0	0	NA	(35)	(0.05)
Real estate – owner occupied	7,186	717,667	1.00	70	0.01	10,265.71	(17)	(0.00)
Real estate – non-owner occupied	9,852	1,035,684	0.95	0	0	NA	0	0
Real estate – multi-family and residential rental	3,184	332,609	0.96	0	0	NA	(26)	(0.01)
Total commercial	28,047	3,415,299	0.82	319	0.01	8,792.16	(48)	(0.00)
Retail:								
1-4 family mortgages	18,986	837,406	2.27	3,096	0.37	613.24	(18)	(0.00)
Other consumer	2,881	51,053	5.64	0	0	NA	98	0.19
Total retail	21,867	888,459	2.46	3,096	0.35	706.30	80	0.01
Unallocated	0	NA	NA	NA	NA	NA	NA	NA
Total	$ 49,914	$ 4,303,758	1.16%	$ 3,415	0.08%	1,461.61%	$ 32	0.00%

The following table reflects the composition of our allowance for loan losses, nonaccrual loans, and net charge-offs as of and for the year ended December 31, 2022.

(Dollars in thousands)	Allowance for Credit Losses	Total Loans	Allowance for Credit Losses to Total Loans	Nonaccrual Loans	Nonaccrual Loans to Total Loans	Allowance for Credit Losses to Nonaccrual Loans	Net Charge-Offs	Net Charge-Offs to Average Loans
Commercial:								
Commercial and industrial	$ 10,203	$ 1,185,083	0.86%	$ 6,024	0.51%	169.37%	$ (46)	(0.00)%
Vacant land, land development and residential construction	490	61,873	0.79	0	0	NA	25	0.05
Real estate – owner occupied	5,914	639,192	0.93	248	0.04	2,384.68	(51)	(0.01)
Real estate – non-owner occupied	9,242	979,214	0.94	0	0	NA	0	0
Real estate – multi-family and residential rental	2,191	266,468	0.82	0	0	NA	(43)	(0.02)
Total commercial	28,040	3,131,830	0.90	6,272	0.20	447.07	(115)	(0.00)
Retail:								
1-4 family mortgages	14,027	755,036	1.86	1,456	0.19	963.39	(562)	(0.09)
Home equity and other	160	29,753	0.54	0	0	NA	(56)	(0.19)
Total retail	14,187	784,789	1.81	1,456	0.19	974.38	(618)	(0.05)
Unallocated	19	NA	NA	NA	NA	NA	NA	NA
Total	$ 42,246	$ 3,916,619	1.08%	$ 7,728	0.20%	546.66%	$ (733)	(0.02)%

The following table depicts the ratio of our allowance to nonperforming loans:

	12/31/24	12/31/23	12/31/22
Ratio of allowance to nonperforming loans	948.3%	1,461.7%	546.7%

The primary risk elements with respect to commercial loans are the financial condition of the borrower, the sufficiency of collateral, and the timeliness of scheduled payments. We have a policy of requesting and reviewing periodic financial statements from commercial loan customers, and we have a disciplined and formalized review of the existence of collateral and its value. The primary risk element with respect to each residential mortgage loan and consumer loan is the timeliness of scheduled payments. We have a reporting system that monitors past due loans and have adopted policies to pursue creditors' rights in order to preserve our collateral position.

See Note 1 - Significant Accounting Policies in this Form 10-K for further detailed descriptions of our estimation process and methodology related to the allowance. See also Note 3 - Loans and Allowance for Credit Losses in this Form 10-K for further information regarding our loan portfolio and allowance.

The allowance equaled $54.5 million, or 1.18% of total loans, and over 900% of nonperforming loans, as of December 31, 2024. The allowance was comprised of $52.3 million in general reserves relating to performing loans and $2.2 million in specific reserves on other loans, primarily nonperforming loans, at year-end 2024. Loans with an aggregate carrying value of $1.1 million as of December 31, 2024 had been subject to previous partial charge-offs aggregating $4.0 million over the past several years, including $3.8 million during 2024. As of December 31, 2024, there were no specific reserves allocated to loans that had been subject to a previous partial charge-off.

Although we believe the allowance is adequate to absorb loan losses in our originated loan portfolio as they arise, there can be no assurance that we will not sustain loan losses in any given period that could be substantial in relation to, or greater than, the size of the allowance.

Securities available for sale increased $113 million during 2024, totaling $730 million as of December 31, 2024. Purchases of U.S. Government agency bonds during 2024 aggregated $143 million, while proceeds from matured U.S. Government agency bonds totaled $44.0 million. There were no purchases of U.S. Government agency guaranteed mortgage-backed securities during 2024; principal paydowns on U.S. Government agency guaranteed mortgage-backed securities totaled $3.4 million. Purchases of municipal bonds totaled $31.1 million during 2024; proceeds from matured municipal bonds totaled $14.4 million. At December 31, 2024, the portfolio was primarily comprised of U.S. Government agency bonds (68%), municipal bonds (29%), and U.S. Government agency guaranteed mortgage-backed securities (3%). All of our securities are currently designated as available for sale and are therefore stated at fair value. The fair value of securities designated as available for sale at December 31, 2024 totaled $730 million, including a net unrealized loss of $63.1 million. The net unrealized loss equaled $63.9 million as of December 31, 2023. After we considered whether the securities were issued by the federal government or its agencies and whether downgrades by bond rating agencies had occurred, we determined that the unrealized losses were due to changing interest rate environments. We maintain the securities portfolio at levels to provide adequate pledging and secondary liquidity for our daily operations. In addition, the securities portfolio serves a primary interest rate risk management function. We expect upcoming purchases to generally consist of U.S. Government agency and municipal bonds, with the securities portfolio maintained at about 12% to 15% of total assets.

Market values on our U.S. Government agency bonds, mortgage-backed securities issued or guaranteed by U.S. Government agencies, and municipal bonds are generally determined on a monthly basis with the assistance of a third-party vendor. Evaluated pricing models that vary by type of security and incorporate available market data are utilized. Standard inputs include issuer and type of security, benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The market value of certain non-rated securities issued by relatively small municipalities generally located within our markets is estimated at carrying value. We believe our valuation methodology provides for a reasonable estimation of market value, and that it is consistent with the requirements of accounting guidelines.

FHLBI stock totaled $21.5 million as of December 31, 2024, unchanged from December 31, 2023. Our investment in FHLBI stock is necessary to engage in their advance and other financing programs. We have regularly received quarterly cash dividends, and we expect a cash dividend will continue to be paid in future quarterly periods.

The following table shows by class of maturities as of December 31, 2024 the amounts and weighted average yields (on a fully taxable-equivalent basis) of investment securities:

(Dollars in thousands)	Carrying Value	Average Yield
Obligations of U.S. Government agencies:		
One year or less	$ 46,902	0.74%
Over one through five years	236,304	1.91
Over five through ten years	202,066	2.82
Over ten years	10,309	4.28
	495,581	2.22
Obligations of states and political subdivisions:		
One year or less	9,871	2.01
Over one through five years	68,316	2.60
Over five through ten years	79,742	3.08
Over ten years	50,974	4.40
	208,903	3.19
Mortgage-backed securities	25,368	2.13
Other investments	500	8.87
Totals	$ 730,352	2.50%

Interest-earning deposits, a vast majority of which is comprised of funds on deposit with the Federal Reserve Bank of Chicago, are used to manage daily liquidity needs and interest rate risk sensitivity. The average balance of these funds equaled $237 million during 2024, compared to $107 million in 2023. The higher average balance primarily reflects an increase in deposits associated with our strategic initiative to lower the loan-to-deposit ratio.

Non-Earning Assets
Cash and due from bank balances averaged 1.1% of total assets during 2024, similar to the average level during 2023, with no significant changes expected in future periods. Net premises and equipment equaled $53.4 million at December 31, 2024, representing an increase of $2.5 million during 2024. Aggregate investments in new and existing offices totaled $8.5 million, while depreciation expense aggregated $6.0 million. We had no other real estate owned as of December 31, 2024.

Other assets equaled $148 million at December 31, 2024, reflecting an increase of $22.8 million from year-end 2023. The growth is primarily associated with an aggregate $13.6 million increase in low-income housing and historical tax credit investments and a $7.0 million purchase of additional bank owned life insurance.

Source of Funds

Total deposits increased $797 million, or over 20%, during 2024, and totaled $4.70 billion at December 31, 2024. Local deposits increased $816 million, while out-of-area deposits declined $18.7 million, during 2024. Sweep accounts decreased $108 million, and FHLBI advances declined $80.8 million. Wholesale funds, comprised of out-of-area deposits and FHLBI advances, totaled $537 million, or about 10% of total funds, as of December 31, 2024.

Money market, local time deposit and interest-bearing checking accounts increased $559 million, $178 million and $103 million, respectively, during 2024, largely reflecting growth in deposits from existing customers and initial deposits from new customers stemming from our strategic initiative to grow local deposits to lower the loan-to-deposit ratio. Savings deposits declined $40.7 million, primarily reflecting transfers to higher-paying money market and time deposit products. Noninterest-bearing checking accounts grew $16.9 million; however, that includes a business deposit of approximately $90 million made near the end of 2024 that was withdrawn in early 2025. On an average basis, noninterest-bearing checking accounts declined $199 million during 2024 compared to 2023, largely reflecting transfers to higher-paying deposit accounts.

Uninsured deposits totaled approximately $2.5 billion, or about 54% of total deposits, as of December 31, 2024, compared to approximately $1.9 billion, or about 48% of total deposits, as of December 31, 2023. The uninsured amounts are estimates based on the methodologies and assumptions we use for regulatory reporting requirements. Our level of uninsured deposits, which has remained relatively stable as a percentage of total deposits, is generally higher than industry averages given our focus on commercial lending.

The balance of certificates of deposit exceeding the FDIC insured limit and their maturity profile as of December 31, 2024 are as follows:

(Dollars in thousands)		
Up to three months	$	140,465
Three months to six months		87,214
Six months to twelve months		204,484
Over twelve months		27,800
Total certificates of deposit	$	459,963

Sweep accounts declined $108 million during 2024, totaling $122 million as of December 31, 2024. The aggregate balance of this funding type can be subject to relatively large daily fluctuations given the nature of the customers utilizing this product and the sizable balances that several of the customers maintain. In addition, we had one customer withdraw a large amount of funds near the end of 2024 that were returned in early 2025. The average balance of sweep accounts equaled $225 million during 2024 with a high balance of $278 million and a low balance of $118 million. Our sweep account program entails transferring collected funds from certain business noninterest-bearing checking accounts to overnight interest-bearing repurchase agreements. Such repurchase agreements are not deposit accounts and are not afforded federal deposit insurance. All of our sweep accounts are accounted for as secured borrowings.

FHLBI advances declined $80.8 million during 2024, totaling $387 million as of December 31, 2024. Bullet advances aggregating $10.0 million were obtained during 2024, while bullet advance maturities aggregated $90.0 million. Payments on amortizing advances totaled $0.8 million during 2024. Bullet advances are generally obtained to provide funds for loan growth and are used to assist in managing interest rate risk, while amortizing advances are generally acquired to match-fund specific longer-term fixed rate commercial loans, with the dollar amount and amortization structure of the underlying advances reflective of the associated commercial loans. Advances are collateralized by residential mortgage loans, first mortgage liens on multi-family residential property loans, first mortgage liens on certain commercial real estate property loans, and substantially all other assets of our bank under a blanket lien arrangement. Our borrowing line of credit at year-end 2024 totaled $1.0 billion, with remaining availability based on collateral of $634 million.

Shareholders' equity increased $62.4 million during 2024, totaling $585 million as of December 31, 2024. Positively impacting shareholders' equity was net income of $79.6 million, while negatively affecting shareholders' equity were cash dividends on our common stock totaling $22.5 million. Activity relating to the issuance and sale of common stock through various stock-based compensation programs and our dividend reinvestment plan positively impacted shareholders' equity by a total of $4.6 million. Positively impacting shareholders' equity during 2024 was a $0.7 million decline in the after-tax net unrealized loss on available for sale securities.

RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Summary
We recorded net income of $79.6 million, or $4.93 per basic and diluted share, for 2024, compared to net income of $82.2 million, or $5.13 per basic and diluted share, for 2023. Diluted earnings per share decreased $0.20, or 3.9%, during 2024 compared to 2023.

The decrease in net income during 2024 compared to 2023 reflected increased noninterest expense and lower net interest income, which more than offset higher noninterest income and a reduced provision for credit losses. Noninterest expense was up in 2024 primarily due to increased salary and benefit and data processing costs. Net interest income declined during 2024 as growth in earning assets, most notably in loans, and a higher yield on earning assets were more than offset by growth in interest-bearing liabilities and an increased cost of funds. The provision expense recorded during 2024 and 2023 included allocations necessitated by net loan growth, slower residential mortgage loan prepayment rates and the associated extended average life of the portfolio, and changes in environmental factors. Individual allocations created for two deteriorated commercial loan relationships also contributed to the provision expense recorded during 2024. Noninterest income increased significantly during 2024, largely reflecting growth in mortgage banking income, treasury management fees, bank owned life insurance income, and payroll services fees, along with revenue associated with an investment in a private equity fund.

Net Interest Income
Net interest income, the difference between revenue generated from earning assets and the interest cost of funding those assets, is our primary source of earnings. Interest income (adjusted for tax-exempt income) and interest expense totaled $321 million and $130 million, respectively, during 2024, providing for net interest income of $191 million. During 2023, interest income and interest expense equaled $272 million and $77.8 million, respectively, providing for net interest income of $194 million. In comparing 2024 with 2023, interest income increased 18.5%, interest expense was up 67.6%, and net interest income decreased 1.3%. The level of net interest income is primarily a function of asset size, as the weighted average interest rate received on earning assets is greater than the weighted average interest cost of funding sources; however, factors such as types and levels of assets and liabilities, the interest rate environment, interest rate risk, asset quality, liquidity, and customer behavior also impact net interest income as well as the net interest margin. The $2.5 million decline in net interest income in 2024 compared to 2023 resulted from a decreased net interest margin, which more than offset an increase in earning assets, particularly in loans.

During 2024, the net interest margin equaled 3.58%, down from 4.05% during 2023 due to a higher cost of funds, which more than offset an increase in the yield on average earning assets. The cost of funds rose from 1.63% in 2023 to 2.44% in 2024 mainly due to higher costs of deposits and borrowed funds, largely reflecting the impact of a rising interest rate environment. A change in funding mix, primarily consisting of a decrease in average noninterest-bearing and lower-cost deposits and an increase in average higher-cost money market accounts and time deposits, also contributed to the higher cost of funds. The increases in money market accounts and time deposits stemmed from new deposit relationships, growth in existing deposit relationships, and deposit migration. The yield on average earning assets was 6.02% during 2024, an increase from 5.68% during the prior year. The higher yield primarily resulted from an increased yield on loans. The yield on loans was 6.61% during 2024, up from 6.25% during 2023 mainly due to higher interest rates on variable-rate commercial loans stemming from the Federal Reserve's Federal Open Market Committee ("FOMC") raising the targeted federal funds rate in an effort to reduce elevated inflation levels and a significant level of commercial loans being originated over the past 24 months in the higher interest rate environment. The FOMC increased the targeted federal funds rate by 100 basis points during the period of February 2023 through July 2023, during which time average variable-rate commercial loans represented approximately 65% of average total commercial loans. The positive impact of the rate hikes was partially mitigated by the FOMC's lowering of the targeted federal funds rate by 100 basis points during the last four months of 2024. An improved yield on securities, reflecting the increased interest rate environment, also contributed to the enhanced yield on average earning assets. During 2024, earning assets averaged $5.35 billion, up $569 million, or 11.9%, from $4.78 billion during 2023. Average loans increased $386 million, average interest-earning deposits were up $131 million, and average securities grew $52.6 million.

The following table depicts the average balance, interest earned and paid, and weighted average rate of our assets, liabilities, and shareholders' equity during 2024, 2023, and 2022. The subsequent table portrays the dollar amount of change in interest income and interest expense of interest-earning assets and interest-bearing liabilities, respectively, segregated between change due to volume and change due to rate. Tax-exempt securities interest income and yield for 2024, 2023, and 2022 have been computed on a tax equivalent basis using a marginal tax rate of 21.0%. Securities interest income was increased by $0.2 million in 2024, 2023, and 2022 for this non-GAAP, but industry standard, adjustment. These adjustments equated to increases in our net interest margin of less than one basis point during all three years.

(Dollars in thousands)	Years ended December 31,								
	2024			2023			2022		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Taxable securities	$ 522,102	$ 11,911	2.28%	$ 478,759	$ 9,041	1.89%	$ 486,093	$ 7,603	1.56%
Tax-exempt securities	157,313	4,363	2.77	148,082	3,903	2.64	127,272	2,974	2.34
Total securities	679,415	16,274	2.40	626,841	12,944	2.06	613,365	10,577	1.72
Loans	4,432,671	293,163	6.61	4,046,815	253,108	6.25	3,706,505	166,848	4.50
Interest-earning deposits	237,272	12,305	5.19	106,515	5,546	5.21	445,236	4,654	1.05
Total earning assets	5,349,358	321,742	6.02	4,780,171	271,598	5.68	4,765,106	182,079	3.82
Allowance for credit losses	(54,396)			(45,590)			(36,993)		
Cash and due from banks	60,223			61,797			75,213		
Other non-earning assets	312,470			267,315			251,466		
Total assets	$5,667,655			$5,063,693			$5,054,792		
Interest-bearing checking accounts	$ 666,814	$ 9,493	1.42%	$ 605,220	$ 5,740	0.95%	$ 518,357	$ 1,926	0.37%
Savings deposits	244,387	368	0.15	310,940	392	0.13	404,284	105	0.03
Money market accounts	1,279,559	50,596	3.95	899,927	29,149	3.24	888,047	4,071	0.46
Time deposits	867,391	40,938	4.72	567,988	20,163	3.55	385,338	3,935	1.02
Total interest-bearing deposits	3,058,151	101,395	3.32	2,384,075	55,444	2.33	2,196,026	10,037	0.46
Short-term borrowings	224,897	7,717	3.43	206,728	2,847	1.38	200,561	294	0.15
Federal Home Loan Bank advances	430,767	13,018	3.02	425,363	11,367	2.67	354,136	7,125	2.01
Other borrowings	140,352	8,286	5.90	139,195	8,155	5.86	137,737	6,139	4.46
Total interest-bearing liabilities	3,854,167	130,416	3.38	3,155,361	77,813	2.47	2,888,460	23,595	0.82
Noninterest checking accounts	1,174,082			1,372,840			1,694,857		
Other liabilities	84,862			58,465			37,617		
Total liabilities	5,113,111			4,586,666			4,620,934		
Average equity	554,544			477,027			433,858		
Total liabilities and equity	$5,667,655			$5,063,693			$5,054,792		
Net interest income		$191,326			$193,785			$158,484	
Rate spread			2.64%			3.21%			3.00%
Net interest margin			3.58%			4.05%			3.33%

(Dollars in thousands)	Years ended December 31,					
	2024 over 2023			2023 over 2022		
	Total	Volume	Rate	Total	Volume	Rate
Increase (decrease) in interest income						
Taxable securities	$ 2,870	$ 1,787	$ 1,083	$ 1,438	$ (761)	$ 2,199
Tax exempt securities	460	(668)	1,128	929	1,260	(331)
Loans	40,055	24,998	15,057	86,260	16,457	69,803
Interest-earning deposits	6,759	6,781	(22)	892	(5,802)	6,694
Net change in tax-equivalent interest income	50,144	32,898	17,246	89,519	11,154	78,365
Increase (decrease) in interest expense						
Interest-bearing checking deposits	3,753	634	3,119	3,814	372	3,442
Savings deposits	(24)	(92)	68	287	(30)	317
Money market accounts	21,447	14,079	7,368	25,078	55	25,023
Time deposits	20,775	12,784	7,991	16,228	2,607	13,621
Short-term borrowings	4,870	271	4,599	2,553	9	2,544
Federal Home Loan Bank advances	1,651	146	1,505	4,242	1,612	2,630
Other borrowings	131	68	63	2,016	66	1,950
Net change in interest expense	52,603	27,890	24,713	54,218	4,691	49,527
Net change in tax-equivalent net interest income	$ (2,459)	$ 5,008	$ (7,467)	$ 35,301	$ 6,463	$ 28,838

Interest income, which is primarily generated from the loan portfolio, increased $50.1 million during 2024 from that earned in 2023, totaling $321 million in 2024 compared to $272 million in 2023. The increase in interest income is attributable to growth in, and a higher yield on, average earning assets. During 2024 and 2023, earning assets had an average yield (tax equivalent-adjusted basis) of 6.02% and 5.68%, respectively. The improved yield on average earning assets primarily resulted from an increased yield on loans, mainly reflecting higher interest rates on variable-rate commercial loans stemming from the previously mentioned FOMC rate hikes.   An enhanced yield on securities, reflecting the increased interest rate environment, also contributed to the improved yield on average earning assets.

Interest income generated from the loan portfolio increased $40.1 million in 2024 compared to the level earned in 2023. Growth in the loan portfolio during 2024 resulted in a $25.0 million increase in interest income, while an upturn in loan yield from 6.25% in 2023 to 6.61% in 2024 resulted in a $15.1 million increase in interest income. The higher yield on loans primarily resulted from an improved yield on commercial loans, which increased from 6.84% during 2023 to 7.13% during 2024 mainly due to the aforementioned FOMC rate increases and a significant level of commercial loans being originated in the past 24 months in the higher interest rate environment. An improved yield on residential mortgage loans, reflecting the increasing interest rate environment, also contributed to the higher yield on loans.

Interest income generated from the securities portfolio increased $3.3 million in 2024 compared to the level earned in 2023. A rise in the yield on securities from 2.06% during 2023 to 2.40% during 2024 resulted in a $2.2 million increase in interest income, while growth in the average balance of the securities portfolio during 2024 resulted in an increase in interest income of $1.1 million. Reflecting a higher average balance, interest income on interest-earning deposits increased $6.8 million in 2024 from the level earned in 2023. The growth in average securities and interest-earning deposits during 2024 compared to 2023 primarily reflected the success of our strategic initiatives to grow local deposits and decrease our loan-to-deposit ratio.

Interest expense is generated from interest-bearing deposits and borrowed funds. Interest expense increased $52.6 million during 2024 from that expensed in 2023, totaling $130 million in 2024 compared to $77.8 million in 2023. Growth in the average balance of interest-bearing liabilities during 2024 compared to 2023 resulted in a $27.9 million increase in interest expense, while a rise in the cost of these liabilities from 2.47% during 2023 to 3.38% during 2024 resulted in an increase in interest expense of $24.7 million. During 2024, interest-bearing liabilities averaged $3.85 billion, representing an increase of $699 million, or 22.1%, from the $3.16 billion average during 2023; average interest-bearing deposits and borrowings were up $674 million and $24.7 million, respectively. The higher average cost of interest-bearing liabilities mainly resulted from increased costs of deposit accounts. An increased cost of borrowings, along with a change in interest-bearing liability mix, also contributed to the higher average cost of interest-bearing liabilities. The cost of interest-bearing non-time deposit accounts increased from 1.94% during 2023 to 2.76% during 2024, primarily reflecting a change in mix, consisting of an increase in higher-paying money market accounts, and higher interest rates paid on business money market and checking accounts, reflecting the increased interest rate environment. The cost of time deposits rose from 3.55% during 2023 to 4.72% during 2024 mainly due to higher rates paid on local time deposits, reflecting the increased interest rate environment. The cost of borrowed funds increased from 2.90% during 2023 to 3.65% during 2024, primarily reflecting higher costs of sweep accounts and FHLBI advances stemming from the increased interest rate environment. Average higher-cost money market accounts and time deposits represented an increased percentage of average interest-bearing liabilities during 2024 compared to 2023, with the growth in these deposits reflecting new deposit relationships, increases in existing deposit relationships, and deposit migration.

Growth in the average balance of interest-bearing non-time deposits during 2024 compared to 2023 resulted in a $14.6 million increase in interest expense, while a higher average rate paid on these deposits during 2024 equated to a $10.6 million increase in interest expense. An increase in the average balance of time deposits during 2024 compared to 2023 resulted in a $12.8 million increase in interest expense, while a higher average rate paid on these deposits during 2024 resulted in an $8.0 million increase in interest expense. A higher average rate paid on short-term borrowings during 2024 resulted in a $4.6 million increase in interest expense, while growth in the average balance of these borrowings equated to a $0.3 million increase in interest expense. An increased average rate paid on FHLBI advances during 2024 resulted in a $1.5 million increase in interest expense, while growth in the average balance of advances resulted in a $0.2 million increase in interest expense. The $0.1 million increase in interest expense on other borrowings resulted almost evenly from growth in, and a higher average rate paid on, these borrowings.

Provision for Credit Losses
Provisions for credit losses of $7.4 million and $7.7 million were recorded during 2024 and 2023, respectively. The provision expense recorded during 2024 mainly reflected allocations necessitated by net loan growth, individual allocations made for two deteriorated commercial loan relationships, changes in qualitative factors, and an increased allocation stemming from slower prepayments speeds on residential mortgage loans, which were partially offset by lower loan loss rates. The provision expense recorded during 2023 primarily reflected allocations necessitated by net loan growth, slower residential mortgage loan prepayment rates and the associated extended average life of the portfolio, and changes in environmental factors reflecting heightened inherent risk in the commercial construction loan portfolio. Sustained strength in loan quality metrics, including low levels of loan charge-offs, during 2024 and 2023 significantly mitigated the amount of additional reserves imposed by the previously mentioned factors. Economic forecasts were relatively stable during 2024 and 2023.

Noninterest Income
Noninterest income totaled $40.4 million during 2024, compared to $32.1 million during 2023. Noninterest income during 2024 included bank owned life insurance death benefit claims and gains on the sales of other real estate owned totaling $0.7 million and $0.4, respectively, while noninterest income during 2023 included gains on the sales of other real estate owned totaling $0.4 million. Excluding these transactions, noninterest income increased $7.5 million, or 23.8%, in 2024 compared to 2023. The growth mainly reflected increases in mortgage banking income, treasury management fees, and payroll service fees, along with revenue generated from an investment in a private equity fund. The higher level of mortgage banking income primarily resulted from increases in the percentage of loans originated with the intent to sell, which equaled approximately 78% in 2024 compared to approximately 53% in 2023, and total loan originations, which were up approximately 25% in 2024 compared to 2023. The increase in treasury management fees in large part reflected customers' expanded use of cash management products and services. The growth in noninterest income related to these factors was partially offset by a decline in interest rate swap income mainly stemming from reduced borrower demand in light of shifting future interest rate expectations. Credit and debit card income declined marginally in 2024 compared to 2023; when adjusting for the receipt of a one-time payment from our vendor in association with a contract renewal in 2023, credit and debit card income was up slightly in 2024.

Noninterest Expense

Noninterest expense during 2024 was $126 million, compared to $115 million during 2023. Overhead costs during 2024 included contributions to The Mercantile Bank Foundation (the "Foundation") totaling $1.7 million, while overhead costs during 2023 included contributions to the Foundation, a write-down of a former branch facility, and one-time employee benefit and facility-related costs totaling $1.8 million. Excluding these transactions, the increase in noninterest expense during 2024 primarily resulted from larger salary and benefit costs, reflecting annual merit pay increases, market adjustments, higher residential mortgage lender commissions and incentives, lower residential mortgage loan deferred salary costs, an increased bonus accrual and associated payroll taxes, higher health insurance claims, and increased 401(k) matching contributions. The increase in residential mortgage lender commissions and incentives mainly stemmed from a higher level of loan production. Increased data processing costs, primarily reflecting higher transaction volume and software support costs, also contributed to the rise in noninterest expense during 2024. A reduced credit reserve for unfunded loan commitments, along with lower levels of interest rate swap credit reserves and collateral holding costs, core deposit intangible asset amortization expense, and occupancy costs, during 2024 partially mitigated the increases in overhead costs noted above. The decrease in occupancy costs mainly reflected lower building rent stemming from branch-related efficiency initiatives.

Federal Income Tax Expense

During 2024, we recorded income before federal income tax of $98.3 million and a federal income tax expense of $18.7 million, compared to income before federal income tax of $103 million and a federal income tax expense of $20.5 million during 2023. The $1.8 million decrease in federal income tax expense in 2024 compared to 2023 primarily resulted from the lower level of income before federal income tax. We recorded net benefits from investments in tax credit structures of $0.2 million and $0.1 million during 2024 and 2023, respectively. The aforementioned bank owned life insurance death benefit claims, substantially all of which were nontaxable, positively impacted the effective tax rate in 2024.

CAPITAL RESOURCES

Shareholders' equity increased $62.4 million during 2024, totaling $585 million as of December 31, 2024. Positively impacting shareholders' equity was net income of $79.6 million, while negatively affecting shareholders' equity were cash dividends on our common stock totaling $22.5 million. Activity relating to the issuance and sale of common stock through various stock-based compensation programs and our dividend reinvestment plan positively impacted shareholders' equity by a total of $4.6 million. Positively impacting shareholders' equity during 2024 was a $0.7 million decline in the after-tax net unrealized loss on available for sale securities.

We and our bank are subject to regulatory capital requirements administered by state and federal banking agencies. Failure to meet the various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. As of December 31, 2024, our bank's total risk-based capital ratio was 13.9%, compared to 13.4% at December 31, 2023. Our bank's total regulatory capital increased $64.7 million during 2024, primarily reflecting the net impact of net income totaling $89.6 million and cash dividends paid to us aggregating $29.1 million. Our bank's total risk-based capital ratio was also impacted by a $272 million increase in total risk-weighted assets, in large part reflecting growth within the commercial lending function. As of December 31, 2024, our bank's total regulatory capital equaled $759 million, or approximately $214 million in excess of the amount necessary to attain the 10.0% minimum total risk-based capital ratio, which is among the requirements to be categorized as "well capitalized."

We maintain a stock repurchase program, which is discussed in Part II, Item 5 "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" in this Annual Report.

LIQUIDITY

Liquidity is measured by our ability to raise funds through deposits, borrowed funds, capital or cash flow from the repayment of loans and securities. These funds are used to fund loans, meet deposit withdrawals, and operate our company. Liquidity is essential to our business. An inability to maintain sufficient funds through deposits, borrowings, the sales of assets, and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Liquidity is primarily achieved through local and out-of-area deposits and liquid assets such as securities available for sale, matured and called securities, federal funds sold, and interest-earning deposit balances. Asset and liability management is the process of managing the balance sheet to achieve a mix of earning assets and liabilities that maximizes profitability, while providing adequate liquidity.

To assist in providing needed funds, we have regularly obtained monies from wholesale funding sources. Wholesale funds, comprised of deposits from customers outside of our market areas and advances from the FHLBI, totaled $537 million, or 10.3% of combined deposits and borrowed funds as of December 31, 2024, compared to $636 million, or 13.8% of combined deposits and borrowed funds, as of December 31, 2023.

Sweep accounts declined $108 million during 2024, totaling $122 million as of December 31, 2024. The aggregate balance of this funding type can be subject to relatively large daily fluctuations given the nature of the customers utilizing this product and the sizable balances that several of the customers maintain. In addition, we had one customer withdraw a large amount of funds near the end of 2024 that were returned in early 2025. The average balance of sweep accounts equaled $225 million during 2024, with a high balance of $278 million and a low balance of $118 million. Our sweep account program entails transferring collected funds from certain business noninterest-bearing checking accounts to overnight interest-bearing repurchase agreements. Such repurchase agreements are not deposit accounts and are not afforded federal deposit insurance. All of our sweep accounts are accounted for as secured borrowings.

Information regarding our repurchase agreements as of December 31, 2024 and during 2024 is as follows:

(Dollars in thousands)		
Outstanding balance at December 31, 2024	$	121,521
Weighted average interest rate at December 31, 2024		2.17%
Maximum daily balance twelve months ended December 31, 2024	$	278,227
Average daily balance for twelve months ended December 31, 2024	$	224,878
Weighted average interest rate for twelve months ended December 31, 2024		3.43%

FHLBI advances declined $80.8 million during 2024, totaling $387 million as of December 31, 2024. Bullet advances aggregating $10.0 million were obtained during 2024, while bullet advance maturities aggregated $90.0 million. Payments on amortizing advances totaled $0.8 million during 2024. Bullet advances are generally obtained to provide funds for loan growth and are used to assist in managing interest rate risk, while amortizing advances are generally acquired to match-fund specific longer-term fixed rate commercial loans, with the dollar amount and amortization structure of the underlying advances reflective of the associated commercial loans. Advances are collateralized by residential mortgage loans, first mortgage liens on multi-family residential property loans, first mortgage liens on certain commercial real estate property loans, and substantially all other assets of our bank under a blanket lien arrangement. Our borrowing line of credit at year-end 2024 totaled $1.0 billion, with remaining availability based on collateral of $634 million.

We also have the ability to borrow up to $70.0 million on a daily basis through correspondent banks using established unsecured federal funds purchased lines of credit; the average balance of these funds was less than $0.1 million during 2024. In contrast, our interest-earning deposit account at the Federal Reserve Bank of Chicago averaged $221 million during 2024. We have a line of credit through the Discount Window of the Federal Reserve Bank of Chicago. Based on pledged municipal bonds, we could have borrowed up to $153 million at December 31, 2024. We have not utilized this line of credit in over 15 years, and we do not plan to access this line of credit in future periods.

The following table reflects, as of December 31, 2024, significant fixed and determinable contractual obligations to third parties by payment date, excluding accrued interest:

(Dollars in thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity	$ 3,741,150	$ 0	$ 0	$ 0	$ 3,741,150
Time Deposits	880,166	67,974	9,076	0	957,216
Short-term borrowings	121,521	0	0	0	121,521
Federal Home Loan Bank advances	80,862	181,838	102,001	22,382	387,083
Subordinated debentures	0	0	0	50,330	50,330
Subordinated notes	0	0	0	89,314	89,314
Other borrowed money	0	0	0	1,280	1,280
Premises and equipment leases	1,053	2,256	1,727	1,037	6,073

In addition to normal loan funding and deposit flow, we must maintain liquidity to meet the demands of certain unfunded loan commitments and standby letters of credit. At December 31, 2024, we had a total of $2.07 billion in unfunded loan commitments and $26.5 million in unfunded standby letters of credit. Of the total unfunded loan commitments, $1.78 billion were commitments available as lines of credit to be drawn at any time as customers' cash needs vary, and $296 million were for loan commitments generally expected to be accepted and become funded within the next 12 to 18 months. We regularly monitor fluctuations in loan balances and commitment levels, and include such data in our liquidity management.

The following table depicts our loan commitments at the end of the past three years:

(Dollars in thousands)	12/31/24	12/31/23	12/31/22
Commercial unused lines of credit	$ 1,488,782	$ 1,557,429	$ 1,283,703
Unused lines of credit secured by 1-4 family residential properties	84,298	74,120	71,972
Credit card unused lines of credit	172,273	142,096	123,687
Other consumer unused lines of credit	33,892	50,063	75,747
Commitments to make loans	295,566	270,403	329,646
Standby letters of credit	26,491	19,393	23,539
Total	$ 2,101,302	$ 2,113,504	$ 1,908,294

We monitor our liquidity position and funding strategies on an ongoing basis, but recognize that unexpected events, economic or market conditions, reductions in earnings performance, declining capital levels, or situations beyond our control could cause liquidity challenges. While we believe it is unlikely that a funding crisis of any significant degree is likely to materialize, we have developed a comprehensive contingency funding plan that provides a framework for meeting liquidity disruptions.

MARKET RISK ANALYSIS

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk and inflation risk. All of our transactions are denominated in U.S. dollars with no specific foreign exchange exposure. We have only limited agricultural-related loan assets and therefore have no significant exposure to changes in commodity prices. Any impact that changes in foreign exchange rates and commodity prices would have on interest rates is assumed to be insignificant. Interest rate risk is the exposure of our financial condition to adverse movements in interest rates.

Inflation risk is the risk that the values of assets or income from investments will be worth less in the future as inflation decreases the value of money. During 2022 and 2023, there was a pronounced rise in inflation. As a result, the FOMC significantly increased interest rates in an effort to combat inflation. As inflation increased, the value of our investment securities, particularly those with fixed rates and longer maturities, declined. In addition, inflation increased salary and benefit costs, as well as the costs of goods and services we use in our business operations, such as electricity and other utilities, which increased our noninterest expenses. Furthermore, our customers were also affected by inflation and the rising costs of goods and services used in their households and businesses.

Inflationary pressures started to ease during 2024, prompting the FOMC to lower interest rates by an aggregate 100 basis points during the last four months of the year. The lower interest rate environment positively impacted the value of our investment securities. However, inflation levels remain above the FOMC's stated goal and interest rates remain higher than they were prior to 2022. Higher than traditional cost increases continue throughout the economy, but at lower levels than experienced in 2022 and 2023.

We derive our income primarily from the excess of interest collected on interest-earning assets over the interest paid on interest-bearing liabilities. The rates of interest we earn on our assets and owe on our liabilities generally are established contractually for a period of time. Since market interest rates change over time, we are exposed to lower profitability if we cannot adapt to interest rate changes. Accepting interest rate risk can be an important source of profitability and shareholder value; however, excessive levels of interest rate risk could pose a significant threat to our earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to our safety and soundness.

Evaluating the exposure to changes in interest rates includes assessing both the adequacy of the process used to control interest rate risk and the quantitative level of exposure. Our interest rate risk management process seeks to ensure that appropriate policies, procedures, management information systems, and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. In evaluating the quantitative level of interest rate risk, we assess the existing and potential future effects of changes in interest rates on our financial condition, including capital adequacy, earnings, liquidity, and asset quality.

We use two interest rate risk measurement techniques. The first, which is commonly referred to as GAP analysis, measures the difference between the dollar amounts of interest-sensitive assets and liabilities that will be refinanced or repriced during a given time period. A significant repricing gap could result in a negative impact to the net interest margin during periods of changing market interest rates.

The following table depicts our GAP position as of December 31, 2024:

(Dollars in thousands)	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Assets:					
Loans (1)	$ 2,824,782	$ 177,385	$ 1,101,669	$ 496,945	$ 4,600,781
Securities available for sale (2)	7,465	49,998	306,376	366,513	730,352
Interest-earning deposits	331,519	500	4,000	0	336,019
Mortgage loans held for sale	15,824	0	0	0	15,824
Allowance for credit losses	0	0	0	0	(54,454)
Other assets	0	0	0	0	423,639
Total assets	$ 3,179,590	$ 227,883	$ 1,412,045	$ 863,458	$ 6,052,161
Liabilities:					
Interest-bearing deposits	2,754,505	602,288	77,050	0	3,433,843
Short-term borrowings	121,521	0	0	0	121,521
Federal Home Loan Bank advances	20,862	60,000	283,838	22,383	387,083
Other borrowed money	51,610	0	89,314	0	140,924
Noninterest-bearing deposits	0	0	0	0	1,264,523
Other liabilities	0	0	0	0	119,741
Total liabilities	2,948,498	662,288	450,202	22,383	5,467,635
Shareholders' equity	0	0	0	0	584,526
Total liabilities & shareholders' equity	$ 2,948,498	$ 662,288	$ 450,202	$ 22,383	$ 6,052,161
Net asset (liability) GAP	$ 231,092	$ (434,405)	$ 961,843	$ 841,075	
Cumulative GAP	$ 231,092	$ (203,313)	$ 758,530	$ 1,599,605	
Percent of cumulative GAP to total assets	3.8%	(3.4)%	12.5%	26.4%	

(1) Floating rate loans that are currently at interest rate floors are treated as fixed rate loans and are reflected using maturity date and not repricing frequency.
(2) Mortgage-backed securities are categorized by expected maturities based upon prepayment trends as of December 31, 2024.

The second interest rate risk measurement used is commonly referred to as net interest income simulation analysis. We believe that this methodology provides a more accurate measurement of interest rate risk than the GAP analysis, and therefore, it serves as our primary interest rate risk measurement technique. The simulation model assesses the direction and magnitude of variations in net interest income resulting from potential changes in market interest rates.

Key assumptions in the model include prepayment speeds on various loan and investment assets; cash flows and maturities of interest-sensitive assets and liabilities; and changes in market conditions impacting loan and deposit volume and pricing. These assumptions are inherently uncertain and subject to fluctuation and revision in a dynamic environment; therefore, the model cannot precisely estimate net interest income or exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions and our strategies, among other factors.

We conducted multiple simulations as of December 31, 2024, in which it was assumed that changes in market interest rates occurred ranging from up 300 basis points to down 400 basis points in equal quarterly instalments over the next twelve months. The following table reflects the suggested dollar and percentage changes in net interest income over the next twelve months in comparison to the $222 million in net interest income projected using our balance sheet amounts and anticipated replacement rates as of December 31, 2024. The resulting estimates are generally within our policy parameters established to manage and monitor interest rate risk.

(Dollars in thousands) Interest Rate Scenario	Dollar Change In Net Interest Income	Percent Change In Net Interest Income
Interest rates down 400 basis points	$ (33,000)	(14.9)%
Interest rates down 300 basis points	(21,500)	(9.7)
Interest rates down 200 basis points	(14,200)	(6.4)
Interest rates down 100 basis points	(6,800)	(3.1)
Interest rates up 100 basis points	7,000	3.2
Interest rates up 200 basis points	13,800	6.2
Interest rates up 300 basis points	20,300	9.1

In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including: the growth, composition, and absolute levels of loans, deposits, and interest-earning deposits and interest-bearing liabilities; level of nonperforming assets; economic and competitive conditions; potential changes in lending, investing, and deposit gathering strategies; client preferences; and other factors.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Mercantile Bank Corporation
Grand Rapids, Michigan

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Mercantile Bank Corporation (the "Company") as of December 31, 2024 and December 31, 2023, the related statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the " consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated March 3, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for the consolidated financial statements. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements, and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – General Reserve

As described in Notes 1 and 3 to the consolidated financial statements, management's estimate of the allowance for credit losses (ACL) at December 31, 2024, includes a reserve on collectively evaluated loans. The reserve on collectively evaluated loans is based on the bank's historical loss rate adjusted for changes in macroeconomic conditions and qualitative factors. The reserve is based on an institution-specific historical average loss rate applied over the remaining life of loans. During each reporting period, management considers the need to adjust the historical loss rates to reflect the extent to which they expect current conditions and reasonable and supportable economic forecasts to differ from the conditions that existed for the period over which the historical loss information was determined. Management's adjustment for qualitative factors is based on the impact of changes in lending policies and procedures, changes in the nature and volume of the loan portfolio, changes in the experience, ability and depth of lending management and staff, changes in the volume and severity of past due loans, nonaccrual loans and adversely classified loans, changes in the quality of the credit review function, changes in the value of underlying collateral dependent loans, existence and effect of any concentrations of credit and any changes in such, effect of other factors such as competition and legal and regulatory requirements, and historical loss rate information.

Significant judgment was required by management in the selection and measurement of qualitative factor adjustments. Accordingly, performing audit procedures to evaluate the Company's estimated ACL involved a high degree of auditor judgment and required significant effort, including the involvement of professionals with specialized skill and knowledge.

Our audit procedures related to the Company's estimate of the ACL included, but were not limited to, the following:

- We tested the design and operating effectiveness of management's controls over the determination of the qualitative factor adjustments.

- We obtained an understanding of management's process for determining the need for qualitative factor adjustments, identifying appropriate factors, and measuring the direction and magnitude of the adjustment.

- We evaluated management's rationale for determining qualitative adjustments were relevant and warranted for each loan segment and assessed the measurement of qualitative factor adjustments applied by management.

- Where applicable, we tested the accuracy and completeness of data used by management in the measurement of qualitative factor adjustments or vouched factors to relevant external data sources.

- We assessed changes in qualitative factors against overall trends in credit quality within the Company and broader trends within the industry and local and national economies to evaluate reasonableness of management's qualitative factor adjustments.

/s/ Plante & Moran, PLLC
Plante & Moran, PLLC

We have served as the Company's auditor since 2023.

Grand Rapids, Michigan
March 3, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Mercantile Bank Corporation
Grand Rapids, Michigan

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting as of December 31, 2024 of Mercantile Bank Corporation (the "Company"), based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the criteria established in the COSO framework.

We also have audited the accompanying consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"), in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Our report dated March 3, 2025, expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Mercantile Bank Corporation's Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Plante & Moran, PLLC
Plante & Moran, PLLC

We have served as the Company's auditor since 2023.

Grand Rapids, Michigan
March 3, 2025

Shareholders and Board of Directors
Mercantile Bank Corporation
Grand Rapids, Michigan

Opinion on the Consolidated Financial Statements

We have audited the accompanying income and comprehensive income (loss), changes in shareholders' equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for the recognition and measurement of credit losses as of January 1, 2022 due to the adoption of ASC Topic 326, Financial Instruments – Credit Losses.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, P.C.
BDO USA, P.C.

We served as the Company's auditor from 2006 to 2023.

Grand Rapids, Michigan
March 3, 2023

REPORT BY MERCANTILE BANK CORPORATION'S MANAGEMENT
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an effective system of internal control over financial reporting that is designed to produce reliable financial statements presented in conformity with generally accepted accounting principles. There are inherent limitations in the effectiveness of any system of internal control. Accordingly, even an effective system of internal control can provide only reasonable assurance with respect to financial statement preparation.

Management assessed the Company's system of internal control over financial reporting that is designed to produce reliable financial statements presented in conformity with generally accepted accounting principles as of December 31, 2024. This assessment was based on criteria for effective internal control over financial reporting described in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2024, Mercantile Bank Corporation maintained an effective system of internal control over financial reporting that is designed to produce reliable financial statements presented in conformity with generally accepted accounting principles based on those criteria.

The Company's independent auditors have issued an audit report on the effectiveness of the Company's internal control over financial reporting as found on page F-25.

Mercantile Bank Corporation

/s/ Raymond E. Reitsma
Raymond E. Reitsma
President and Chief Executive Officer

/s/ Charles E. Christmas
Charles E. Christmas
Executive Vice President, Chief Financial Officer and Treasurer

MERCANTILE BANK CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023

(Dollars in thousands)	2024	2023
ASSETS		
Cash and due from banks	$ 56,991	$ 70,408
Interest-earning deposits	336,019	60,125
Total cash and cash equivalents	393,010	130,533
Securities available for sale	730,352	617,092
Federal Home Loan Bank stock	21,513	21,513
Mortgage loans held for sale	15,824	18,607
Loans	4,600,781	4,303,758
Allowance for credit losses	(54,454)	(49,914)
Loans, net	4,546,327	4,253,844
Premises and equipment, net	53,427	50,928
Bank owned life insurance	93,839	85,668
Goodwill	49,473	49,473
Other assets	148,396	125,566
Total assets	$ 6,052,161	$ 5,353,224
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 1,264,523	$ 1,247,640
Interest-bearing	3,433,843	2,653,278
Total deposits	4,698,366	3,900,918
Securities sold under agreements to repurchase	121,521	229,734
Federal Home Loan Bank advances	387,083	467,910
Subordinated debentures	50,330	49,644
Subordinated notes	89,314	88,971
Accrued interest and other liabilities	121,021	93,902
Total liabilities	5,467,635	4,831,079
Commitments and contingent liabilities (Note 12)		
Shareholders' equity		
Preferred stock, no par value; 1,000,000 shares authorized; 0 shares outstanding at December 31, 2024 and December 31, 2023	0	0
Common stock, no par value; 40,000,000 shares authorized; 16,146,374 shares outstanding at December 31, 2024 and 16,125,662 shares outstanding at December 31, 2023	299,705	295,106
Retained earnings	334,646	277,526
Accumulated other comprehensive gain/(loss)	(49,825)	(50,487)
Total shareholders’ equity	584,526	522,145
Total liabilities and shareholders’ equity	$ 6,052,161	$ 5,353,224

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2024, 2023 and 2022

(Dollars in thousands, except per share data)	2024	2023	2022
Interest income			
Loans, including fees	$ 293,163	$ 253,108	$ 166,848
Securities, taxable	11,911	9,041	7,603
Securities, tax-exempt	4,123	3,663	2,734
Interest-earning deposits	12,305	5,546	4,654
Total interest income	321,502	271,358	181,839
Interest expense			
Deposits	101,395	55,444	10,037
Short-term borrowings	7,717	2,847	294
Federal Home Loan Bank advances	13,018	11,367	7,125
Subordinated debentures and other borrowings	8,286	8,155	6,139
Total interest expense	130,416	77,813	23,595
Net interest income	191,086	193,545	158,244
Provision for credit losses	7,400	7,700	6,550
Net interest income after provision for credit losses	183,686	185,845	151,694
Noninterest income			
Service charges on deposit and sweep accounts	6,842	4,954	5,952
Mortgage banking activities	12,301	7,595	8,664
Credit and debit card fees	8,821	8,914	8,216
Interest rate swap program fees	3,210	3,946	3,488
Payroll processing	3,058	2,509	2,178
Earnings on bank owned life insurance	2,555	1,500	1,678
Other income	3,602	2,725	1,901
Total noninterest income	40,389	32,143	32,077
Noninterest expense			
Salaries and benefits	77,924	68,801	65,124
Occupancy	8,643	9,150	8,362
Furniture and equipment rent, depreciation and maintenance	3,716	3,464	3,614
Data processing	13,772	11,618	12,359
Advertising	1,604	1,565	1,445
FDIC insurance costs	2,497	2,258	1,239
Charitable foundation contributions	1,708	666	1,514
Other expense	15,925	17,767	14,324
Total noninterest expense	125,789	115,289	107,981
Income before federal income tax expense	98,286	102,699	75,790
Federal income tax expense	18,693	20,482	14,727
Net income	$ 79,593	$ 82,217	$ 61,063
Earnings per common share:			
Basic	$ 4.93	$ 5.13	$ 3.85
Diluted	$ 4.93	$ 5.13	$ 3.85

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years ended December 31, 2024, 2023 and 2022

(Dollars in thousands)	2024	2023	2022
Net income	$ 79,593	$ 82,217	$ 61,063
Other comprehensive income (loss):			
Unrealized holding gains (losses) on securities available for sale	836	18,804	(77,990)
Total other comprehensive income (loss)	836	18,804	(77,990)
Tax effect of unrealized holding gains (losses) on securities available for sale	(174)	(3,950)	16,378
Total tax effect of other comprehensive income (loss)	(174)	(3,950)	16,378
Other comprehensive income (loss), net of tax effect	662	14,854	(61,612)
Comprehensive income (loss)	**$ 80,255**	**$ 97,071**	**$ (549)**

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2024, 2023 and 2022

(Dollars in thousands except per share amounts)	Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders' Equity
Balances, January 1, 2022	$ 0	$ 285,752	$ 174,536	$ (3,729)	$ 456,559
Adoption of ASU 2016-13			316		316
Employee stock purchase plan (1,388 shares)		45			45
Dividend reinvestment plan (25,941 shares)		867			867
Stock option exercises, net (1,355 shares)		36			36
Stock grants to directors for retainer fees (11,166 shares)		359			359
Stock-based compensation expense		3,377			3,377
Cash dividends ($1.26 per common share)			(19,602)		(19,602)
Net income for 2022			61,063		61,063
Change in net unrealized gain/(loss) on securities available for sale, net of tax effect				(61,612)	(61,612)
Balances, December 31, 2022	$ 0	$ 290,436	$ 216,313	$ (65,341)	$ 441,408

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
Years ended December 31, 2024, 2023 and 2022

(Dollars in thousands except per share amounts)	Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders' Equity
Balances, January 1, 2023	$ 0	$ 290,436	$ 216,313	$ (65,341)	$ 441,408
Employee stock purchase plan (1,410 shares)		45			45
Dividend reinvestment plan (27,306 shares)		891			891
Stock grants to directors for retainer fees (11,529 shares)		350			350
Stock-based compensation expense		3,384			3,384
Cash dividends ($1.34 per common share)			(21,004)		(21,004)
Net income for 2023			82,217		82,217
Change in net unrealized gain/(loss) on securities available for sale, net of tax effect				14,854	14,854
Balances, December 31, 2023	$ 0	$ 295,106	$ 277,526	$ (50,487)	$ 522,145

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

Years ended December 31, 2024, 2023 and 2022

(Dollars in thousands except per share amounts)	Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders' Equity
Balances, January 1, 2024	$ 0	$ 295,106	$ 277,526	$ (50,487)	$ 522,145
Employee stock purchase plan (1,194 shares)		50			50
Dividend reinvestment plan (19,684 shares)		810			810
Stock grants to directors for retainer fees (11,316 shares)		423			423
Stock-based compensation expense		3,316			3,316
Cash dividends ($1.40 per common share)			(22,473)		(22,473)
Net income for 2024			79,593		79,593
Change in net unrealized gain/(loss) on securities available for sale, net of tax effect				662	662
Balances, December 31, 2024	$ 0	$ 299,705	$ 334,646	$ (49,825)	$ 584,526

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2024, 2023 and 2022

(Dollars in thousands)	2024	2023	2022
Cash flows from operating activities			
Net income	$ 79,593	$ 82,217	$ 61,063
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	10,505	11,496	12,945
Provision for credit losses	7,400	7,700	6,550
Deferred income tax benefit	(397)	(2,036)	(1,353)
Stock-based compensation expense	3,316	3,384	3,377
Stock grants to directors for retainer fees	423	350	359
Proceeds from sales of mortgage loans held for sale	384,784	196,217	237,779
Origination of mortgage loans held for sale	(370,201)	(204,727)	(217,030)
Net gain on sales of mortgage loans held for sale	(11,800)	(6,532)	(8,197)
Loss from sale of mortgage loans	112	0	0
Net gain from sales and valuation write-downs of foreclosed assets	(290)	(419)	(69)
Net (gain) loss from sale and write-downs on former bank premises	(83)	2	275
Net (gain) loss from sales and disposals of premises and equipment	13	471	(36)
Earnings on bank owned life insurance	(2,555)	(1,500)	(1,678)
Net (gain) loss on instruments designated at fair value and related derivatives	(203)	257	(45)
Net change in:			
Accrued interest receivable	(1,595)	(4,330)	(6,165)
Other assets	(25,797)	(30,189)	(437)
Accrued interest and other liabilities	27,893	14,252	32,524
Net cash from operating activities	101,118	66,613	119,862
Cash flows from investing activities			
Purchases of securities available for sale	(173,618)	(19,941)	(107,011)
Proceeds from maturities, calls and repayments of securities available for sale	61,777	24,142	17,984
Loan originations and payments, net	(309,834)	(387,283)	(462,427)
Proceeds from sale of mortgage loans	9,839	0	0
Proceeds from Federal Home Loan Bank stock redemption	0	0	281
Purchases of Federal Home Loan Bank stock	0	(3,792)	0
Purchases of bank owned life insurance	(7,000)	(3,500)	(4,500)
Proceeds from bank owned life insurance death benefits claim	1,357	0	628
Purchases of premises and equipment and lease activity	(8,530)	(6,687)	(3,017)
Proceeds from sales of former bank premises	283	598	2,994
Proceeds from sales of foreclosed assets	290	531	69
Net cash for investing activities	(425,436)	(395,932)	(554,999)
Cash flows from financing activities			
Net (decrease) increase in time deposits	159,727	422,781	(57,189)
Net (decrease) increase in all other deposits	637,721	(234,674)	(313,193)
Net (decrease) increase in securities sold under agreements to repurchase	(108,213)	35,394	(3,123)
Proceeds from Federal Home Loan Bank advances	10,000	240,000	28,263
Maturities of Federal Home Loan Bank advances	(90,827)	(80,353)	(94,000)
Net proceeds from subordinated notes issuance	0	0	14,645
Proceeds from stock option exercises, net of cashless exercises	0	0	36
Employee stock purchase plan	50	45	45
Dividend reinvestment plan	810	891	867
Payment of cash dividends to common shareholders	(22,473)	(21,004)	(19,602)
Net cash (for) from financing activities	586,795	363,080	(443,251)

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years ended December 31, 2024, 2023 and 2022

(Dollars in thousands)	2024	2023	2022
Net change in cash and cash equivalents	262,477	33,761	(878,388)
Cash and cash equivalents at beginning of period	130,533	96,772	975,160
Cash and cash equivalents at end of period	$ 393,010	$ 130,533	$ 96,772
Supplemental disclosures of cash flows information			
Cash paid during the year for:			
Interest	$ 129,228	$ 72,024	$ 21,765
Federal income taxes	21,400	24,850	11,200
Noncash financing and investing activities:			
Transfers from loans to foreclosed assets	0	112	0
Transfers from bank premises to other real estate owned	0	800	0
Transfers from premises and equipment to other assets	0	0	2,847

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Mercantile Bank Corporation ("Mercantile") and its subsidiaries, Mercantile Bank ("our bank") and Mercantile Community Partners LLC ("MCP"), and of Mercantile Insurance Center, Inc. ("our insurance company"), a subsidiary of our bank, after elimination of significant intercompany transactions and accounts.

Mercantile has five separate business trusts: Mercantile Bank Capital Trust I, Firstbank Capital Trust I, Firstbank Capital Trust II, Firstbank Capital Trust III and Firstbank Capital Trust IV ("our trusts"). Our trusts were formed to issue trust preferred securities. We issued subordinated debentures to our trusts in return for the proceeds raised from the issuance of the trust preferred securities. Our trusts are not consolidated, but instead we report the subordinated debentures issued to the trusts as liabilities.

Nature of Operations: Mercantile was incorporated on July 15, 1997 to establish and own the bank based in Grand Rapids, Michigan. Our bank began operations on December 15, 1997. We completed the merger of Firstbank Corporation ("Firstbank"), a Michigan corporation with approximately $1.5 billion in total assets and 46 branch locations, into Mercantile as of June 1, 2014.

Mercantile is a financial holding company whose principal activity is the ownership and management of our bank. Our bank is a community-based financial institution. Our bank's primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial loans, residential mortgage loans, and instalment loans. Substantially all loans are secured by specific items of collateral, including business assets, real estate or consumer assets. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by commercial or residential real estate. We have no material foreign loans or significant overdraft balances. Our bank's loan accounts and retail deposits are primarily with customers located in the communities in which we have bank office locations. As an alternative source of funds, our bank has also issued certificates of deposit to depositors outside of its primary market areas.

Our insurance company acquired an existing shelf insurance agency effective April 15, 2002. An Agency and Institution Agreement was entered into among our insurance company, our bank and Hub International for the purpose of providing programs of mass marketed personal lines of insurance. Insurance product offerings include private passenger automobile, homeowners, personal inland marine, boat owners, recreational vehicle, dwelling fire, umbrella policies, small business and life insurance products, all of which are provided by and written through companies that have appointed Hub International as their agent. To date, we have not provided the insurance products noted above and currently have no plans to do so.

We have evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Operating Segments: We conduct our operations through a single business segment, which derives interest and noninterest income through our banking products and services and investment securities. All of our income relates to our operations in the United States.

Pursuant to Financial Accounting Standards Codification 280, *Segment Reporting,* operating segments represent components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision makers in determining how to allocate resources and assessing performance.

Our chief operating decision makers, which include our Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, evaluate interest and noninterest income streams and credit losses from our various products and services, while expense activities, including interest expense and noninterest expense, are managed, and financial performance is evaluated, on a Company-wide basis. As a result, detailed profitability information for each interest and noninterest income stream is not used by our chief operating decision makers to allocate resources or in assessing performance. Rather, our chief operating decision makers use consolidated net income to assess performance by comparing it to and monitoring against budgeted and prior year results. This information is used to manage resources to drive business and net income growth, including investment in key strategic priorities, as well as determine our ability to return capital to shareholders. Segment assets represent total assets on our Consolidated Balance Sheets and segment net income represents net income on our Consolidated Statements of Income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for credit losses and the fair value measurements are particularly subject to change.

Cash and Cash Equivalents and Cash Flow Reporting: Cash and cash equivalents include cash on hand, demand deposits with other financial institutions, short-term investments and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest-earning deposits invested with other financial institutions and short-term borrowings with maturities of 90 days or less.

Debt Securities: Debt securities classified as held to maturity are carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities available for sale consist of bonds which might be sold prior to maturity due to a number of factors, including changes in interest rates, prepayment risks, yield, availability of alternative investments or liquidity needs. Debt securities classified as available for sale are reported at their fair value. For available for sale debt securities in an unrealized loss position, we first assess whether we intend to sell, or if it is more likely than not that we will be required to sell the security before recovery of the amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the debt security's amortized cost basis is written down to fair value through income with the establishment of an allowance. For debt securities available for sale that do not meet the aforementioned criteria, we evaluate whether any decline in fair value is due to credit loss factors. In making this assessment, we consider any changes to the rating of the security by a rating agency and adverse conditions specifically related to the issuer of the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance is recognized in other comprehensive income.

Changes in the allowance are recorded as provisions for (or reversal of) credit loss expense. Losses are charged against the allowance when the collectability of an available for sale debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2024, there was no allowance related to the available for sale debt securities portfolio.

Interest income includes amortization of purchase premiums and accretion of discounts. Premiums and discounts on securities are amortized or accreted on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Accrued interest receivable on available for sale debt securities totaling $3.6 million and $2.6 million at December 31, 2024 and 2023, respectively, was reported in other assets on the Consolidated Balance Sheets. Management has made the accounting policy election to exclude accrued interest receivable on available for sale securities from the estimate of credit losses as accrued interest is written off in a timely manner when deemed uncollectible.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Home Loan Bank Stock: Our bank owns stock of the Federal Home Loan Bank of Indianapolis ("FHLBI"). The FHLBI is a governmental sponsored entity that requires banks to invest in their nonmarketable stock as a condition of membership. FHLBI members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLBI stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. The ability to redeem the shares owned is dependent on the redemption practice of the FHLBI. Dividends are recorded in income on the ex-dividend date.

Loans: Loans that we have the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding adjusted for partial charge-offs and the allowance, net of deferred loan fees and costs. Interest income on loans is accrued over the term of the loans primarily using the simple interest method based on the principal balance outstanding. Accrued interest is included in other assets in the Consolidated Balance Sheets. Loan origination fees and certain direct costs incurred to extend credit are deferred and amortized over the term of the loan or loan commitment period as an adjustment to the related loan yield.

Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. Net unamortized deferred loan costs amounted to $2.2 million and $2.4 million at December 31, 2024 and 2023, respectively.

Interest income on commercial loans and mortgage loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged off no later than when they are 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal and interest is considered doubtful. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Commercial Loan Participations: As part of our credit risk administration practices and to manage exposure limits, we engage in commercial loan participations with other financial institutions from time-to-time. In all instances, the commercial loans are participated at par with no loan yield adjustments; therefore, no gain or loss on sale, or servicing right, is recorded. We retain a large portion of the loan exposure and continue to service the lending relationship. Commercial loan participations aggregated $48.6 million and $46.7 million as of December 31, 2024 and 2023, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Mortgage loans held for sale are generally sold with servicing rights retained. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related mortgage loan sold, which is reduced by the cost allocated to the servicing right. We generally lock in the sale price to the purchaser of the mortgage loan at the same time we make an interest rate commitment to the borrower.

Year-end mortgage loans held for sale were as follows:

(Dollars in thousands)	2024	2023
Mortgage loans held for sale	$ 15,824	$ 18,607
Less: Allowance to adjust to lower of cost or market	0	0
Mortgage loans held for sale, net	$ 15,824	$ 18,607

Mortgage Loan Derivatives: We enter into forward contracts and interest rate lock commitments in the ordinary course of business, which are accounted for as derivatives. The derivatives are not designated as hedges and are carried at fair value. The net gain or loss on derivatives is included in mortgage banking activities in the Consolidated Statements of Income. The net balance of mortgage loan derivatives aggregated to an asset of $0.1 million at December 31, 2024 and a liability of less than $0.1 million as of December 31, 2023.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage Banking Activities: Mortgage loan servicing rights are recognized as assets based on the allocated value of retained servicing rights on mortgage loans sold. Mortgage loan servicing rights are carried at the lower of amortized cost or fair value and are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights using groupings of the underlying mortgage loans as to interest rates. Any impairment of a grouping is reported as a valuation allowance.

Servicing fee income is recorded for fees earned for servicing mortgage loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. Amortization of mortgage loan servicing rights is netted against mortgage loan servicing income and recorded in mortgage banking activities in the Consolidated Statements of Income.

Accounting for mortgage servicing rights is based on the class of mortgage servicing rights. We have identified four classes of mortgage servicing rights based on the initial term of the underlying mortgage loans: 10 years, 15 years, 20 years and 30 years. We distinguish between these classes based on the differing sensitivities to the change in value from changes in mortgage interest rates. Mortgage servicing rights are initially recorded at fair value, and then are accounted for using the amortization method. Netted against mortgage banking income, mortgage servicing rights amortization expense is reported as noninterest income in the Consolidated Statements of Income. Mortgage servicing rights amortization is determined by amortizing the mortgage servicing rights balance in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loans.

Interest rate risk, prepayment risk and default risk are inherent in mortgage servicing rights valuations. Interest rate changes largely drive prepayment rates. Refinance activity generally increases as interest rates decline. A significant decrease in interest rates beyond expectation could cause a decline in the value of mortgage servicing rights. On the contrary, borrowers are less likely to refinance or prepay their mortgage loans if interest rates increase, which would extend the duration of the underlying mortgage loans and the associated mortgage servicing rights value would likely rise. Because of these risks, discount rates and prepayment speeds are used to estimate the fair value of mortgage servicing rights.

Troubled Debt Restructurings: The accounting guidance for troubled debt restructurings by creditors in Subtopic 310-40, Receivables – Troubled Debt Restructurings by Creditors was eliminated upon our adoption of ASU No. 2022-02 Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which was effective January 1, 2023. ASU No. 2022-02 eliminated troubled debt restructurings recognition and measurement guidance and, instead, requires that entities evaluate (consistent with the accounting for other loan modifications) whether the modification represents a new loan or a continuation of an existing loan.

In accordance with previous accounting guidance, loans modified as troubled debt restructurings were, by definition, considered to be impaired loans. Impairment for these loans were measured on a loan-by-loan basis. Certain loans modified as troubled debt restructurings may have been previously measured for impairment under a general allowance methodology (i.e., pooling), thus at the time the loan was modified as a troubled debt restructuring, the allowance may have been impacted by the difference between the results of these two measurement methodologies. Loans modified as troubled debt restructurings that subsequently default were factored into the determination of the allowance in the same manner as other defaulted loans. Our bank has chosen to continue to individually assess loans previously identified as troubled debt restructurings for allowance for credit losses purposes; thus, there was no change to the allowance for credit losses upon adoption.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses ("allowance"): The allowance is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The allowance is increased by provision expense and decreased by charge-offs, net of recoveries of amounts previously charged-off. Loans are charged-off against the allowance when we believe the uncollectibility of a loan balance is confirmed. The allowance is measured on a collective pool basis when similar risk characteristics exist and on an individual basis when a loan exhibits unique risk characteristics that differentiate the loan from other loans within the loan segments. Loan segments are further discussed in Note 3 - Loans and Allowance for Credit Losses.

The "remaining life methodology" is utilized for substantially all loan pools. This non-discounted cash flow approach projects an estimated future amortized cost basis based on current loan balance and repayment terms. Our historical loss rate is then applied to future loan balances at the instrument level based on remaining contractual life adjusted for amortization, prepayment and default to develop a baseline lifetime loss. The baseline lifetime loss is adjusted for changes in macroeconomic conditions over the reasonable and supportable forecast and reversion periods via a series of macroeconomic forecast inputs, such as gross domestic product, unemployment rates, interest rates, credit spreads, stock market volatility and property price indices, to quantify the impact of current and forecasted economic conditions on expected loan performance.

Reasonable and supportable economic forecasts have to be incorporated in determining expected credit losses. The forecast period represents the time frame from the current period end through the point in time that we can reasonably forecast and support entity and environmental factors that are expected to impact the performance of our loan portfolio. Ideally, the economic forecast period would encompass the contractual terms of all loans; however, the ability to produce a forecast that is considered reasonable and supportable becomes more difficult or may not be possible in later periods. The contractual term generally excludes potential extensions, renewals and modifications.

Subsequent to the end of the forecast period, we revert to historical loan data based on an ongoing evaluation of each economic forecast in relation to then current economic conditions as well as any developing loan loss activity and resulting historical data. We are not required to develop and use our own economic forecast model, and elect to utilize economic forecasts from third-party providers that analyze and develop forecasts of the economy for the entire United States at least quarterly.

During each reporting period, we also consider the need to adjust the historical loss rates as determined to reflect the extent to which we expect current conditions and reasonable and supportable economic forecasts to differ from the conditions that existed for the period over which the historical loss information was determined. These qualitative adjustments may increase or decrease our estimate of expected future credit losses.

Our qualitative factors include:
- o   Changes in lending policies and procedures
- o   Changes in the nature and volume of the loan portfolio and in the terms of loans
- o   Changes in the experience, ability and depth of lending management and other relevant staff
- o   Changes in the volume and severity of past due loans, nonaccrual loans and adversely classified loans
- o   Changes in the quality of the loan review program
- o   Changes in the value of underlying collateral dependent loans
- o   Existence and effect of any concentrations of credit and any changes in such
- o   Effect of other factors such as competition and legal and regulatory requirements
- o   Local or regional conditions that depart from the conditions and forecasts for the entire country

The estimation of future credit losses should reflect consideration of all significant factors that affect the collectibility of the loan portfolio at each evaluation date. While our methodology considers both the historical loss rates as well as the traditional qualitative factors, there may be instances or situations where additional qualitative factors need to be considered. Effective January 1, 2022, we established a historical loss information factor to address the relatively low level of loan losses during the look-back period.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accrued interest receivable on loans totaling $17.3 million and $16.9 million as of December 31, 2024 and 2023, respectively, is included in other assets on the Consolidated Balance Sheets. We elected not to measure an allowance for accrued interest receivable and instead elected to reverse interest income on loans that are placed on nonaccrual status, which is generally when the loan becomes 90 days past due, or earlier if we believe the collection of interest is doubtful. We believe this policy results in the timely reversal of uncollectible interest.

Identified problem loans, which exhibit characteristics (financial or otherwise) that could cause the loans to become nonperforming or require restructuring in the future, are included on an internal watch list. Senior management and the Board of Directors review this list regularly. In some cases, we may determine that an individual loan exhibits unique risk characteristics that differentiate the loan from other loans within the loan segments. In such cases, the loans are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. Specific reserve allocations of the allowance for credit losses are determined by analyzing the borrower's ability to repay amounts owed and collateral deficiencies, among other things.

For individually analyzed loans that are deemed to be collateral dependent loans, we adopted the practical expedient to measure the allowance based on the fair value of collateral. The allowance is calculated on an individual loan basis based on the shortfall between the fair value of the loan's collateral and its recorded principal balance. If the fair value of the collateral exceeds the recorded principal balance, no allowance is required. Fair value estimates of collateral on individually analyzed loans, as well as on foreclosed and repossessed assets, are reviewed periodically. We also have a process in place to monitor whether value estimates at each quarter-end are reflective of current market conditions. Our credit policies establish criteria for obtaining appraisals and determining internal value estimates. We may also adjust outside and internal valuations based on identifiable trends within our markets, such as recent sales of similar properties or assets, listing prices and offers received. In addition, we may discount certain appraised and internal value estimates to address distressed market conditions.

We are also required to consider expected credit losses associated with loan commitments over the contractual period in which we are exposed to credit risk on the underlying commitments unless the obligation is unconditionally cancellable by us. Any allowance for off-balance sheet credit exposures is reported as an other liability on our Consolidated Balance Sheets and is increased or decreased via other noninterest expense on our Consolidated Statement of Income. The calculation includes consideration of the likelihood that funding will occur and forecasted credit losses on commitments expected to be funded over their estimated lives. The allowance is calculated using the same aggregate reserve rates calculated for the funded portion of loans at the portfolio level applied to the amount of commitments expected to be funded.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from our bank and put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) our bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets. Our transfers of financial assets are generally limited to commercial loan participations sold and residential mortgage loans sold in the secondary market.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 33 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized. Premises and equipment are reviewed for impairment when events indicate their carrying amount may not be recoverable based on future undiscounted cash flows. If impaired, the assets are recorded at the lower of carrying value or fair value.

Foreclosed Assets: Assets acquired through or in lieu of foreclosure are initially recorded at their estimated fair value net of estimated selling costs, establishing a new cost basis. If fair value subsequently declines, a valuation allowance is recorded through noninterest expense, as are collection and operating costs after acquisition. We had no foreclosed assets as of December 31, 2024. Foreclosed assets, included in other assets in the Consolidated Balance Sheets, totaled $0.2 million as of December 31, 2023.

Bank Owned Life Insurance: Our bank has purchased life insurance policies on certain key officers. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized. Increases in the net cash surrender value of the policies, as well as insurance proceeds received, are recorded as noninterest income on the Consolidated Statements of Income and are not subject to income taxes.

Goodwill: The acquisition method of accounting requires that assets and liabilities acquired in a business combination to be recorded at fair value as of the acquisition date. The valuation of assets and liabilities often involves estimates based on third-party valuations or internal valuations based on discounted cash flow analyses or other valuation techniques, all of which are inherently subjective. This typically results in goodwill, the amount by which the cost of net assets acquired in a business combination exceeds their fair value, which is subject to impairment testing at least annually. We review goodwill for impairment on an annual basis as of October 1 or more often if events or circumstances indicate that it is more-likely-than-not that the fair value of a reporting unit is below its carrying value. Based on our annual impairment analysis of goodwill as of October 1, it was determined that the fair value was in excess of its respective carrying value as of October 1, 2024; therefore, goodwill is considered not impaired.

Repurchase Agreements: Our bank sells certain securities under agreements to repurchase. The agreements are treated as collateralized financing transactions, with the obligations to repurchase the securities sold reflected as liabilities and the securities underlying the agreements remaining in assets in the Consolidated Balance Sheets.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments and Loan Commitments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments, such as standby letters of credit, that are considered financial guarantees are recorded at fair value. Reserves for unfunded commitments are recorded as an other liability on our Consolidated Balance Sheets.

Stock-Based Compensation: Compensation cost for equity-based awards is measured on the grant date based on the fair value of the award on that date and recognized over the requisite service period, net of estimated forfeitures. Fair value of stock option awards is estimated using a closed option valuation (Black-Scholes) model. Fair value of restricted stock awards is based upon the quoted market price of the common stock on the date of grant.

Revenue from Contracts with Customers: We record revenue from contracts with customers in accordance with Accounting Standards Codification Topic 606, "Revenue from Contracts with Customers" ("Topic 606"). Under Topic 606, we must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) we satisfy a performance obligation. Significant revenue has not been recognized in the current reporting period that results from performance obligations satisfied in previous periods.

Our primary sources of revenue are derived from interest and dividends earned on loans, securities and other financial instruments that are not within the scope of Topic 606. We have evaluated the nature of our contracts with customers and determined that further disaggregation of revenue from contracts with customers into more granular categories beyond what is presented in the Consolidated Statements of Income was not necessary.

We generally satisfy our performance obligations on contracts with customers as services are rendered, and the transaction prices are typically fixed and charged either on a periodic basis (generally monthly) or based on activity. Because performance obligations are satisfied as services are rendered and the transaction prices are fixed, there is little judgment involved in applying Topic 606 that significantly affects the determination of the amount and timing of revenue from contracts with customers.

The following table depicts our sources of noninterest income presented in the Consolidated Statements of Income for the years ended December 31, 2024, 2023 and 2022 that are scoped within Topic 606:

(Dollars in thousands)	2024	2023	2022
Service charges on deposit and sweep accounts	$ 6,842	$ 4,954	$ 5,952
Credit and debit card fees	8,821	8,914	8,216
Payroll processing	3,058	2,509	2,178
Customer service fees	797	801	852

Service Charges on Deposit and Sweep Accounts: We earn fees from deposit and sweep customers for account maintenance, transaction-based and overdraft services. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of the month reflecting the period over which we satisfy the performance obligation. Transaction-based fees, which include services such as stop payment and returned item charges, are recognized at the time the transaction is executed as that is the point in time we fulfill the customer request. Service charges on deposit and sweep accounts are withdrawn from the customer account balance.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Credit and Debit Card Fees: We earn interchange income on our cardholder debit and credit card usage. Interchange income is primarily comprised of fees whenever our debit and credit cards are processed through card payment networks such as Visa. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.

Payroll Processing Fees: We earn fees from providing payroll processing services for our commercial clients. Fees are assessed for processing weekly or bi-weekly payroll files, reports and documents, as well as year-end tax-related files, reports and documents. Fees are recognized and collected as payroll processing services are completed for each payroll run and year-end processing activities.

Customer Service Fees: We earn fees by providing a variety of other services to our customers, such as wire transfers, check ordering, sales of cashier checks and money orders, and rentals of safe deposit boxes. Generally, fees are recognized and collected daily, concurrently with the point in time we fulfill the customer request. Safe deposit box rentals are on annual contracts, with fees generally earned at the time of the contract signing or renewal. Customer service fees are recorded as other noninterest income on our Consolidated Statements of Income.

Advertising Costs: Advertising costs are expensed as incurred.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable, the change in deferred income tax assets and liabilities, and any adjustments related to unrecognized tax benefits. Deferred income tax assets and liabilities are recognized for the tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates applicable to future years. A valuation allowance, if needed, reduces deferred income tax assets to the amount expected to be realized.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Earnings Per Share: Basic earnings per share is based on the weighted average number of common shares and participating securities outstanding during the period. Diluted earnings per share include the dilutive effect of additional potential common shares issuable under our stock-based compensation plans using the treasury stock method. Our unvested stock awards, which contain non-forfeitable rights to dividends whether paid or unpaid (i.e., participating securities), are included in the number of shares outstanding for both basic and diluted earnings per share calculations. In the event of a net loss, our unvested stock awards are excluded from the calculations of both basic and diluted earnings per share.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income and other comprehensive income (loss). Accumulated other comprehensive gain/(loss) includes unrealized gains and losses on securities available for sale. Accumulated other comprehensive gain/(loss) was comprised of the following as of December 31, 2024, 2023 and 2022:

(Dollars in thousands)	2024	2023	2022
Unrealized gains (losses) on securities available for sale	$ (63,070)	$ (63,906)	$ (82,710)
Tax effect	13,245	13,419	17,369
Accumulated other comprehensive gain/(loss)	$ (49,825)	$ (50,487)	$ (65,341)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Derivatives</u>: Derivative financial instruments are recognized as assets or liabilities at fair value. The accounting for changes in the fair value of derivatives depends on the use of the derivatives and whether the derivatives qualify for hedge accounting. Used as part of our asset and liability management to help manage interest rate risk, our derivatives have historically generally consisted of interest rate swap agreements that qualified for hedge accounting. We do not use derivatives for trading purposes. Changes in the fair value of derivatives that are designated, for accounting purposes, as a hedge of the variability of cash flows to be received on various assets and liabilities and are effective are reported in other comprehensive income. They are later reclassified into earnings in the same periods during which the hedged transaction affects earnings and are included in the line item in which the hedged cash flows are recorded. If hedge accounting does not apply, changes in the fair value of derivatives are recognized immediately in current earnings as interest income or expense. We had no derivative instruments designated as hedges as of December 31, 2024 and 2023.

<u>Contingencies:</u> Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. We do not believe there are any such matters outstanding that would have a material effect on the financial statements.

<u>Recent Accounting Changes Adopted</u>: ASU No. 2023-07, *Segment Reporting (Topic 323): Improvements to Reportable Segment Disclosures.* This ASU enhances disclosures of significant segment expenses by requiring entities to disclose significant segment expenses regularly provided to the chief operating decision maker, extend certain annual disclosures to interim periods, and permit more than one measure of segment profit or loss to be reported under certain conditions. This ASU took effect for annual reporting periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. We have adopted the standard and included the required disclosures in our financial statements.

ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* This ASU modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). This ASU also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. This ASU takes effect in reporting periods beginning after December 15, 2024, with early adoption permitted. We have adopted the standard and included the required disclosures in our financial statements.

NOTE 2 – SECURITIES

The amortized cost and fair value of available for sale securities and the related pre-tax gross unrealized gains and losses recognized in accumulated other comprehensive gain/(loss) were as follows at year-end 2024 and 2023:

(Dollars in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
2024								
U.S. Government agency debt obligations	$	542,676	$	131	$	(47,226)	$	495,581
Mortgage-backed securities		31,696		4		(6,332)		25,368
Municipal general obligation bonds		187,484		513		(7,827)		180,170
Municipal revenue bonds		31,066		89		(2,422)		28,733
Other investments		500		0		0		500
	$	793,422	$	737	$	(63,807)	$	730,352
2023								
U.S. Government agency debt obligations	$	442,496	$	0	$	(52,000)	$	390,496
Mortgage-backed securities		35,168		20		(5,715)		29,473
Municipal general obligation bonds		172,126		1,924		(6,190)		167,860
Municipal revenue bonds		30,708		262		(2,207)		28,763
Other investments		500		0		0		500
	$	680,998	$	2,206	$	(66,112)	$	617,092

Securities with unrealized losses at year-end 2024 and 2023, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are as follows:

(Dollars in thousands) Description of Securities	Less than 12 Months Fair Value		Unrealized Loss		12 Months or More Fair Value		Unrealized Loss		Total Fair Value		Unrealized Loss	
2024												
U.S. Government agency debt obligations	$	113,942	$	2,379	$	361,171	$	44,847	$	475,113	$	47,226
Mortgage-backed securities		194		1		24,865		6,331		25,059		6,332
Municipal general obligation bonds		63,387		1,117		92,153		6,710		155,540		7,827
Municipal revenue bonds		2,840		28		21,865		2,394		24,705		2,422
Other investments		0		0		0		0		0		0
	$	180,363	$	3,525	$	500,054	$	60,282	$	680,417	$	63,807
2023												
U.S. Government agency debt obligations	$	0	$	0	$	390,496	$	52,000	$	390,496	$	52,000
Mortgage-backed securities		114		0		28,749		5,715		28,863		5,715
Municipal general obligation bonds		1,109		6		106,171		6,184		107,280		6,190
Municipal revenue bonds		1,506		8		20,602		2,199		22,108		2,207
Other investments		0		0		0		0		0		0
	$	2,729	$	14	$	546,018	$	66,098	$	548,747	$	66,112

NOTE 2 – SECURITIES (Continued)

We evaluate securities in an unrealized loss position at least quarterly. Consideration is given to the financial condition of the issuer, and the intent and ability we have to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. For those debt securities whose fair value is less than their amortized cost basis, we also consider our intent to sell the security, whether it is more likely than not that we will be required to sell the security before recovery and if we do not expect to recover the entire amortized cost basis of the security. In analyzing an issuer's financial condition, we may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and the results of reviews of the issuer's financial condition.

At December 31, 2024, 843 debt securities with estimated fair values totaling $680 million had unrealized losses aggregating $63.8 million. At December 31, 2023, 641 debt securities with estimated fair values totaling $549 million had unrealized losses aggregating $66.1 million. At December 31, 2024, unrealized losses aggregating $53.6 million were attributable to bonds issued or guaranteed by agencies of the U.S. federal government, while unrealized losses totaling $10.2 million were associated with bonds issued by state-based municipalities. After considering the issuers of the bonds and taking into account the fact that no municipal issuer had been subject to a credit rating downgrade by bond credit rating agencies, we determined that the unrealized losses were due to changing interest rate environments. As we do not intend to sell our debt securities before recovery of their cost basis and we believe it is more likely than not that we will not be required to sell our debt securities before recovery of the cost basis, no unrealized losses are deemed to represent credit losses.

The amortized cost and fair values of debt securities at December 31, 2024, by maturity, are shown in the following table. The contractual maturity is utilized for U.S. Government agency debt obligations and municipal bonds. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

(Dollars in thousands)	Amortized Cost		Fair Value	
Due in one year or less	$	57,905	$	56,773
Due from one to five years		325,614		304,620
Due from five to ten years		314,543		281,808
Due after ten years		63,164		61,283
Mortgage-backed securities		31,696		25,368
Other investments		500		500
	$	793,422	$	730,352

No securities were sold during the last three years.

Securities issued by the State of Michigan and all its political subdivisions had a combined amortized cost of $219 million and $203 million at December 31, 2024 and December 31, 2023, respectively, with estimated market values of $209 million and $197 million at the respective dates. We had no securities issued by all other states and their political subdivisions as of December 31, 2024 or December 31, 2023. Total securities of any other specific issuer, other than the U.S. Government and its agencies and the State of Michigan and all its political subdivisions, did not exceed 10% of shareholders' equity.

The carrying value of U.S. Government agency debt obligations and mortgage-backed securities that are pledged to secure repurchase agreements was $122 million and $230 million at December 31, 2024 and 2023, respectively. The carrying value of U.S. Government agency debt obligations that are pledged to secure specific customer deposits was $11.7 million as of December 31, 2024. We had no U.S. Government agency debt obligations pledged to specific customer deposits as of December 31, 2023. Investments in FHLBI stock are restricted and may only be resold to, or redeemed by, the issuer.

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES

Commercial loans are divided among five segments based primarily on collateral type, risk characteristics, and primary and secondary sources of repayment. These segments are then further stratified based on the commercial loan grade that is assigned using our standard loan grading paradigm. Retail loans are divided into one of two groups based on risk characteristics and source of repayment. Our allowance for credit loss pools are consistent with those used for loan note disclosure purposes.

Our loan portfolio segments as of December 31, 2024 were as follows:
- o Commercial Loans
  - ■ <u>Commercial and Industrial</u>: Risks to this loan category include industry concentration and the practical limitations associated with monitoring the condition of the collateral which often consists of inventory, accounts receivable, and other non-real estate assets. Equipment and inventory obsolescence can also pose a risk. Declines in general economic conditions and other events can cause cash flows to fall to levels insufficient to service debt.

  - ■ <u>Owner Occupied Commercial Real Estate</u>: Risks to this loan category include industry concentration and the inability to monitor the condition of the collateral. Declines in general economic conditions and other events can cause cash flows to fall to levels insufficient to service debt. Also, declines in real estate values and lack of suitable alternative use for the properties are risks for loans in this category.

  - ■ <u>Non-Owner Occupied Commercial Real Estate</u>: Loans in this category are susceptible to declines in occupancy rates, business failure, and general economic conditions. Also, declines in real estate values and lack of suitable alternative use for the properties are risks for loans in this category.

  - ■ <u>Multi-Family and Residential Rental</u>: Risks to this loan category include industry concentration and the inability to monitor the condition of the collateral. Loans in this category are susceptible to weakening general economic conditions and increases in unemployment rates, as well as market demand and supply of similar property and the resulting impact on occupancy rates, market rents, cash flow, and income-based real estate values. Also, the lack of a suitable alternative use for the properties is a risk for loans in this category.

  - ■ <u>Vacant Land, Land Development and Residential Construction</u>: Risks common to commercial construction loans are cost overruns, changes in market demand for property, inadequate long-term financing arrangements, and declines in real estate values. Residential construction loans are susceptible to those same risks as well as those associated with residential mortgage loans. Changes in market demand for property could lead to longer marketing times resulting in higher carrying costs, declining values, and higher interest rates.

- o Retail Loans
  - ■ <u>1-4 Family Mortgages</u>: Residential mortgage loans are susceptible to weakening general economic conditions and increases in unemployment rates and declining real estate values.

  - ■ <u>Other Consumer Loans</u>: Risks common to these loans include regulatory risks, unemployment, and changes in local economic conditions as well as the inability to monitor collateral consisting of personal property.

During 2023, we changed the segmentation of credit cards to business customers from other consumer loans to commercial and industrial loans. This division of the credit card balances was done to better align the risk characteristics of the portfolio, which include the customer type and source of repayment. Credit cards to business customers totaled $19.1 million and $17.8 million as of December 31, 2024 and 2023, respectively. We also changed the segmentation of home equity lines of credit from 1-4 family mortgage loans to other consumer loans during the year ended December 31, 2023. Home equity lines of credit share many of the same risk characteristics of both segments, however, losses are primarily driven by a lack of underlying collateral value during distressed situations as many of the loans are in a second lien position, and thus, best segmented within the other consumer portfolio. Home equity lines of credit totaled $52.0 million and $38.1 million as of December 31, 2024 and 2023, respectively.

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Year-end loans disaggregated by class of loan within the loan portfolio segments were as follows:

(Dollars in thousands)	December 31, 2024		December 31, 2023		Percent Increase (Decrease)
	Balance	%	Balance	%	
Commercial:					
Commercial and industrial	$ 1,287,308	28.0%	$ 1,254,586	29.2%	2.6%
Vacant land, land development, and residential construction	66,936	1.5	74,753	1.7	(10.5)
Real estate – owner occupied	748,837	16.3	717,667	16.7	4.3
Real estate – non-owner occupied	1,128,404	24.5	1,035,684	24.1	9.0
Real estate – multi-family and residential rental	475,819	10.3	332,609	7.7	43.1
Total commercial	3,707,304	80.6	3,415,299	79.4	8.5
Retail:					
1-4 family mortgages	827,597	18.0	837,406	19.5	(1.2)
Other consumer loans	65,880	1.4	51,053	1.1	29.0
Total retail	893,477	19.4	888,459	20.6	0.6
Total loans	$ 4,600,781	100.0%	$ 4,303,758	100.0%	6.9%

Concentrations within the loan portfolio were as follows at year end:

(Dollars in thousands)	2024		2023	
	Balance	Percentage of Loan Portfolio	Balance	Percentage of Loan Portfolio
Commercial real estate loans to lessors of non-residential buildings	$ 822,402	17.9%	$ 754,611	17.5%

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

An age analysis of past due loans is as follows as of December 31, 2024:

(Dollars in thousands)	30 – 59 Days Past Due		60 – 89 Days Past Due		Greater Than 89 Days Past Due		Total Past Due		Current	Total Loans	Recorded Balance > 89 Days and Accruing	
Commercial:												
Commercial and industrial	$	5	$	0	$	864	$	869	$1,286,439	$1,287,308	$	0
Vacant land, land development, and residential construction		12		0		0		12	66,924	66,936		0
Real estate – owner occupied		0		0		0		0	748,837	748,837		0
Real estate – non-owner occupied		0		0		0		0	1,128,404	1,128,404		0
Real estate – multi-family and residential rental		0		0		0		0	475,819	475,819		0
Total commercial		17		0		864		881	3,706,423	3,707,304		0
Retail:												
1-4 family mortgages		2,365		713		182		3,260	824,337	827,597		0
Other consumer loans		112		0		0		112	65,768	65,880		0
Total retail		2,477		713		182		3,372	890,105	893,477		0
Total past due loans	$	2,494	$	713	$	1,046	$	4,253	$4,596,528	$4,600,781	$	0

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

An age analysis of past due loans is as follows as of December 31, 2023:

(Dollars in thousands)	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Current	Total Loans	Recorded Balance > 89 Days and Accruing
Commercial:							
Commercial and industrial	$ 4	$ 0	$ 249	$ 253	$1,254,333	$1,254,586	$ 0
Vacant land, land development, and residential construction	0	0	0	0	74,753	74,753	0
Real estate – owner occupied	0	0	70	70	717,597	717,667	0
Real estate – non-owner occupied	0	0	0	0	1,035,684	1,035,684	0
Real estate – multi-family and residential rental	0	0	0	0	332,609	332,609	0
Total commercial	4	0	319	323	3,414,976	3,415,299	0
Retail:							
1-4 family mortgages	934	145	38	1,117	836,289	837,406	0
Other consumer loans	97	0	0	97	50,956	51,053	0
Total retail	1,031	145	38	1,214	887,245	888,459	0
Total past due loans	$ 1,035	$ 145	$ 357	$ 1,537	$4,302,221	$4,303,758	$ 0

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Nonaccrual loans as of December 31, 2024 were as follows:

(Dollars in thousands)	Recorded Principal Balance		Related Allowance	
With no allowance recorded:				
Commercial:				
Commercial and industrial	$	615	$	0
Vacant land, land development and residential construction		0		0
Real estate – owner occupied		42		0
Real estate – non-owner occupied		0		0
Real estate – multi-family and residential rental		0		0
Total commercial		657		0
Retail:				
1-4 family mortgages		1,167		0
Other consumer loans		0		0
Total retail		1,167		0
Total with no allowance recorded	$	1,824	$	0
With an allowance recorded:				
Commercial:				
Commercial and industrial	$	2,110	$	1,732
Vacant land, land development and residential construction		0		0
Real estate – owner occupied		0		0
Real estate – non-owner occupied		0		0
Real estate – multi-family and residential rental		0		0
Total commercial		2,110		1,732
Retail:				
1-4 family mortgages		1,808		402
Other consumer loans		0		0
Total retail		1,808		402
Total with an allowance recorded	$	3,918	$	2,134
Total nonaccrual loans:				
Commercial	$	2,767	$	1,732
Retail		2,975		402
Total nonaccrual loans	$	5,742	$	2,134

Nonaccrual loans represent the entire balance of collateral dependent loans. As of December 31, 2024 and 2023, all collateral dependent loans were secured by real estate, with the exception of those classified as commercial and industrial, which were secured by accounts receivable, inventory, and equipment. Interest income recognized on nonaccrual loans totaled $0.3 million in 2024, $0.2 million in 2023 and less than $0.1 million in 2022, reflecting the collection of interest at the time of principal pay-off.

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Nonaccrual loans as of December 31, 2023 were as follows:

(Dollars in thousands)	Recorded Principal Balance		Related Allowance	
With no allowance recorded:				
Commercial:				
Commercial and industrial	$	0	$	0
Vacant land, land development and residential construction		0		0
Real estate – owner occupied		70		0
Real estate – non-owner occupied		0		0
Real estate – multi-family and residential rental		0		0
Total commercial		70		0
Retail:				
1-4 family mortgages		2,272		0
Other consumer loans		0		0
Total retail		2,272		0
Total with no allowance recorded	$	2,342	$	0
With an allowance recorded:				
Commercial:				
Commercial and industrial	$	249	$	1
Vacant land, land development and residential construction		0		0
Real estate – owner occupied		0		0
Real estate – non-owner occupied		0		0
Real estate – multi-family and residential rental		0		0
Total commercial		249		1
Retail:				
1-4 family mortgages		824		240
Other consumer loans		0		0
Total retail		824		240
Total with an allowance recorded	$	1,073	$	241
Total nonaccrual loans:				
Commercial	$	319	$	1
Retail		3,096		240
Total nonaccrual loans	$	3,415	$	241

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Nonaccrual loans as of December 31, 2022 were as follows:

(Dollars in thousands)	Recorded Principal Balance		Related Allowance	
With no allowance recorded:				
Commercial:				
Commercial and industrial	$	249	$	0
Vacant land, land development and residential construction		0		0
Real estate – owner occupied		0		0
Real estate – non-owner occupied		0		0
Real estate – multi-family and residential rental		0		0
Total commercial		249		0
Retail:				
1-4 family mortgages		1,064		0
Other consumer loans		0		0
Total retail		1,064		0
Total with no allowance recorded	$	1,313	$	0
With an allowance recorded:				
Commercial:				
Commercial and industrial	$	5,775	$	2,051
Vacant land, land development and residential construction		0		0
Real estate – owner occupied		248		32
Real estate – non-owner occupied		0		0
Real estate – multi-family and residential rental		0		0
Total commercial		6,023		2,083
Retail:				
1-4 family mortgages		392		200
Other consumer loans		0		0
Total retail		824		240
Total with an allowance recorded	$	9,415	$	2,283
Total nonaccrual loans:				
Commercial	$	6,272	$	2,083
Retail		1,456		200
Total nonaccrual loans	$	7,728	$	2,283

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Credit Quality Indicators. We utilize a comprehensive grading system for our commercial loans. All commercial loans are graded on a ten grade rating system. The rating system utilizes standardized grade paradigms that analyze several critical factors such as cash flow, operating performance, financial condition, collateral, industry condition and management. All commercial loans are reviewed and graded at inception and, if appropriate, re-graded at various intervals thereafter. The risk assessment for retail loans is primarily based on the type of collateral.

Loans by credit quality indicators were as follows as of December 31, 2024:

Commercial credit exposure – credit risk profiled by internal credit risk grades:

(Dollars in thousands)	Commercial and Industrial		Commercial Vacant Land, Land Development, and Residential Construction		Commercial Real Estate - Owner Occupied		Commercial Real Estate - Non-Owner Occupied		Commercial Real Estate - Multi-Family and Residential Rental	
Internal credit risk grade groupings:										
Grades 1 – 4	$	629,851	$	25,191	$	466,400	$	432,244	$	173,109
Grades 5 – 7		637,183		41,740		275,506		688,178		302,100
Grades 8 – 9		20,274		5		6,931		7,982		610
Total commercial	$	1,287,308	$	66,936	$	748,837	$	1,128,404	$	475,819

Retail credit exposure – credit risk profiled by collateral type:

(Dollars in thousands)	Retail 1-4 Family Mortgages		Retail Other Consumer Loans	
Performing	$	824,622	$	65,880
Nonperforming		2,975		0
Total retail	$	827,597	$	65,880

Loans by credit quality indicators were as follows as of December 31, 2023:

Commercial credit exposure – credit risk profiled by internal credit risk grades:

(Dollars in thousands)	Commercial and Industrial		Commercial Vacant Land, Land Development, and Residential Construction		Commercial Real Estate - Owner Occupied		Commercial Real Estate - Non-Owner Occupied		Commercial Real Estate - Multi-Family and Residential Rental	
Internal credit risk grade groupings:										
Grades 1 – 4	$	724,156	$	34,944	$	468,339	$	451,019	$	172,455
Grades 5 – 7		505,807		39,719		248,802		573,771		147,903
Grades 8 – 9		24,623		90		526		10,894		12,251
Total commercial	$	1,254,586	$	74,753	$	717,667	$	1,035,684	$	332,609

Retail credit exposure – credit risk profiled by collateral type:

(Dollars in thousands)	Retail 1-4 Family Mortgages		Retail Other Consumer Loans	
Performing	$	834,310	$	51,053
Nonperforming		3,096		0
Total retail	$	837,406	$	51,053

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

All commercial loans are graded using the following criteria:

Grade 1. "Exceptional" Loans with this rating contain very little, if any, risk.

Grade 2. "Outstanding" Loans with this rating have excellent and stable sources of repayment and conform to bank policy and regulatory requirements.

Grade 3. "Very Good" Loans with this rating have strong sources of repayment and conform to bank policy and regulatory requirements. These are loans for which repayment risks are acceptable.

Grade 4. "Good" Loans with this rating have solid sources of repayment and conform to bank policy and regulatory requirements. These are loans for which repayment risks are modest.

Grade 5. "Acceptable" Loans with this rating exhibit acceptable sources of repayment and conform with most bank policies and all regulatory requirements. These are loans for which repayment risks are satisfactory.

Grade 6. "Monitor" Loans with this rating are considered to have emerging weaknesses which may include negative current cash flow, high leverage, or operating losses. Generally, if further deterioration is observed, these credits will be downgraded to the criticized asset report.

Grade 7. "Special Mention" Loans with this rating have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan at some future date.

Grade 8. "Substandard" Loans with this rating are inadequately protected by current sound net worth, paying capacity of the obligor, or of the pledged collateral, if any. A Substandard loan normally has one or more well-defined weaknesses that jeopardize the repayment of the debt. They are characterized by the distinct possibility of loss if the deficiencies are not corrected.

Grade 9. "Doubtful" Loans with this rating exhibit all the weaknesses inherent in the Substandard classification and where collection or liquidation in full is highly questionable and improbable.

Grade 10. "Loss" Loans with this rating are considered uncollectable, and of such little value that continuance as an active asset is not warranted.

The primary risk elements with respect to commercial loans are the financial condition of the borrower, the sufficiency of collateral, and timeliness of scheduled payments. We have a policy of requesting and reviewing periodic financial statements from commercial loan customers and employ a disciplined and formalized review of the existence of collateral and its value. The primary risk element with respect to each residential real estate loan and consumer loan is the timeliness of scheduled payments; loans 90 days or more past due are considered nonperforming. We have a reporting system that monitors past due loans and have adopted policies to pursue creditors' rights in order to preserve our collateral position.

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table reflects loan balances as of December 31, 2024 based on year of origination:

(Dollars in thousands)	2024	2023	2022	2021	2020	Prior	Term Total	Revolving Loans	Grand Total
Commercial:									
Commercial and Industrial:									
Grades 1 – 4	$ 102,898	$ 68,536	$ 41,609	$ 47,534	$ 9,551	$ 8,412	$ 278,540	$ 351,311	$ 629,851
Grades 5 – 7	188,267	88,471	31,755	13,513	3,298	2,019	327,323	309,860	637,183
Grades 8 – 9	4,813	401	3,436	262	69	0	8,981	11,293	20,274
Total	$ 295,978	$ 157,408	$ 76,800	$ 61,309	$ 12,918	$ 10,431	$ 614,844	$ 672,464	$ 1,287,308
Current-period gross write-offs	$ 0	$ 0	$ 0	$ 0	$ 3,741	$ 0	$ 3,741	$ 9	$ 3,750
Vacant Land, Land Development and Residential Construction:									
Grades 1 – 4	$ 18,536	$ 4,997	$ 610	$ 645	$ 177	$ 226	$ 25,191	$ 0	$ 25,191
Grades 5 – 7	31,692	7,681	1,855	49	0	463	41,740	0	41,740
Grades 8 – 9	0	5	0	0	0	0	5	0	5
Total	$ 50,228	$ 12,683	$ 2,465	$ 694	$ 177	$ 689	$ 66,936	$ 0	$ 66,936
Current-period gross write-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Real Estate – Owner Occupied:									
Grades 1 – 4	$ 179,763	$ 84,641	$ 88,794	$ 75,702	$ 34,031	$ 3,469	$ 466,400	$ 0	$ 466,400
Grades 5 – 7	108,316	61,998	52,072	21,833	12,386	5,611	262,216	13,290	275,506
Grades 8 – 9	714	0	6,184	0	33	0	6,931	0	6,931
Total	$ 288,793	$ 146,639	$ 147,050	$ 97,535	$ 46,450	$ 9,080	$ 735,547	$ 13,290	$ 748,837
Current-period gross write-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Real Estate – Non-Owner Occupied:									
Grades 1 – 4	$ 84,773	$ 79,911	$ 76,468	$ 93,034	$ 84,355	$ 13,703	$ 432,244	$ 0	$ 432,244
Grades 5 – 7	194,634	220,681	84,897	91,569	85,828	10,569	688,178	0	688,178
Grades 8 – 9	7,982	0	0	0	0	0	7,982	0	7,982
Total	$ 287,389	$ 300,592	$ 161,365	$ 184,603	$ 170,183	$ 24,272	$ 1,128,404	$ 0	$ 1,128,404
Current-period gross write-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Real Estate – Multi-Family and Residential Rental:									
Grades 1 – 4	$ 16,271	$ 46,870	$ 10,107	$ 62,744	$ 33,337	$ 3,780	$ 173,109	$ 0	$ 173,109
Grades 5 – 7	81,919	174,468	32,506	4,559	5,626	2,985	302,063	37	302,100
Grades 8 – 9	47	0	0	0	563	0	610	0	610
Total	$ 98,237	$ 221,338	$ 42,613	$ 67,303	$ 39,526	$ 6,765	$ 475,782	$ 37	$ 475,819
Current-period gross write-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Commercial	$ 1,020,625	$ 838,660	$ 430,293	$ 411,444	$ 269,254	$ 51,237	$ 3,021,513	$ 685,791	$ 3,707,304
Current-period gross write-offs	$ 0	$ 0	$ 0	$ 0	$ 3,741	$ 0	$ 3,741	$ 9	$ 3,750
Retail:									
1-4 Family Mortgages:									
Performing	$ 72,349	$ 122,718	$ 307,161	$ 203,052	$ 73,052	$ 46,290	$ 824,622	$ 0	$ 824,622
Nonperforming	0	89	1,626	439	0	821	2,975	0	2,975
Total	$ 72,349	$ 122,807	$ 308,787	$ 203,491	$ 73,052	$ 47,111	$ 827,597	$ 0	$ 827,597
Current-period gross write-offs	$ 0	$ 0	$ 0	$ 33	$ 0	$ 0	$ 33	$ 0	$ 33
Other Consumer Loans:									
Performing	$ 5,863	$ 3,008	$ 1,428	$ 732	$ 361	$ 653	$ 12,045	$ 53,835	$ 65,880
Nonperforming	0	0	0	0	0	0	0	0	0
Total	$ 5,863	$ 3,008	$ 1,428	$ 732	$ 361	$ 653	$ 12,045	$ 53,835	$ 65,880
Current-period gross write-offs	$ 10	$ 1	$ 19	$ 8	$ 0	$ 5	$ 43	$ 11	$ 54
Total Retail	$ 78,212	$ 125,815	$ 310,215	$ 204,223	$ 73,413	$ 47,764	$ 839,642	$ 53,835	$ 893,477
Current-period gross write-offs	$ 10	$ 1	$ 19	$ 41	$ 0	$ 5	$ 76	$ 11	$ 87
Grand Total	$ 1,098,837	$ 964,475	$ 740,508	$ 615,667	$ 342,667	$ 99,001	$ 3,861,155	$ 739,626	$ 4,600,781
Current-period gross write-offs	$ 10	$ 1	$ 19	$ 41	$ 3,741	$ 5	$ 3,817	$ 20	$ 3,837

There were lines of credit with principal balances of $9.1 million as of December 31, 2023 that were converted to term loans during 2024.

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table reflects loan balances as of December 31, 2023 based on year of origination:

(Dollars in thousands)	2023	2022	2021	2020	2019	Prior	Term Total	Revolving Loans	Grand Total
Commercial:									
Commercial and Industrial:									
Grades 1 – 4	$ 103,531	$ 79,883	$ 90,107	$ 20,577	$ 5,978	$ 9,160	$ 309,236	$ 414,920	$ 724,156
Grades 5 – 7	174,668	57,979	20,075	18,361	7,450	119	278,652	227,155	505,807
Grades 8 – 9	3,671	2,122	277	0	0	0	6,070	18,553	24,623
Total	$ 281,870	$ 139,984	$ 110,459	$ 38,938	$ 13,428	$ 9,279	$ 593,958	$ 660,628	$ 1,254,586
Current-period gross write-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 218	$ 218
Vacant Land, Land Development and Residential Construction:									
Grades 1 – 4	$ 24,875	$ 6,570	$ 1,108	$ 2,110	$ 0	$ 281	$ 34,944	$ 0	$ 34,944
Grades 5 – 7	17,799	21,244	138	2	40	496	39,719	0	39,719
Grades 8 – 9	9	0	0	0	0	81	90	0	90
Total	$ 42,683	$ 27,814	$ 1,246	$ 2,112	$ 40	$ 858	$ 74,753	$ 0	$ 74,753
Current-period gross write-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Real Estate – Owner Occupied:									
Grades 1 – 4	$ 205,379	$ 110,130	$ 85,982	$ 47,630	$ 14,362	$ 2,908	$ 466,391	$ 1,948	$ 468,339
Grades 5 – 7	111,197	63,271	27,729	27,029	9,419	439	239,084	9,718	248,802
Grades 8 – 9	0	417	0	38	0	71	526	0	526
Total	$ 316,576	$ 173,818	$ 113,711	$ 74,697	$ 23,781	$ 3,418	$ 706,001	$ 11,666	$ 717,667
Current-period gross write-offs	$ 0	$ 14	$ 0	$ 0	$ 0	$ 40	$ 54	$ 0	$ 54
Real Estate – Non-Owner Occupied:									
Grades 1 – 4	$ 109,125	$ 84,912	$ 113,846	$ 102,279	$ 27,664	$ 13,193	$ 451,019	$ 0	$ 451,019
Grades 5 – 7	233,471	118,464	109,238	88,315	6,148	18,135	573,771	0	573,771
Grades 8 – 9	10,894	0	0	0	0	0	10,894	0	10,894
Total	$ 353,490	$ 203,376	$ 223,084	$ 190,594	$ 33,812	$ 31,328	$ 1,035,684	$ 0	$ 1,035,684
Current-period gross write-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Real Estate – Multi-Family and Residential Rental:									
Grades 1 – 4	$ 36,038	$ 28,512	$ 64,244	$ 35,129	$ 4,883	$ 3,649	$ 172,455	$ 0	$ 172,455
Grades 5 – 7	72,916	55,964	4,816	9,372	2,699	2,136	147,903	0	147,903
Grades 8 – 9	11,250	0	0	1,001	0	0	12,251	0	12,251
Total	$ 120,204	$ 84,476	$ 69,060	$ 45,502	$ 7,582	$ 5,785	$ 332,609	$ 0	$ 332,609
Current-period gross write-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Commercial	$ 1,114,823	$ 629,468	$ 517,560	$ 351,843	$ 78,643	$ 50,668	$ 2,743,005	$ 672,294	$ 3,415,299
Current-period gross write-offs	$ 0	$ 14	$ 0	$ 0	$ 0	$ 40	$ 54	$ 218	$ 272
Retail:									
1-4 Family Mortgages:									
Performing	$ 133,823	$ 332,098	$ 231,842	$ 82,002	$ 10,515	$ 44,003	$ 834,283	$ 27	$ 834,310
Nonperforming	108	1,728	305	0	10	945	3,096	0	3,096
Total	$ 133,931	$ 333,826	$ 232,147	$ 82,002	$ 10,525	$ 44,948	$ 837,379	$ 27	$ 837,406
Current-period gross write-offs	$ 0	$ 174	$ 0	$ 0	$ 0	$ 240	$ 414	$ 0	$ 414
Other Consumer Loans:									
Performing	$ 5,138	$ 2,569	$ 1,664	$ 608	$ 651	$ 716	$ 11,346	$ 39,707	$ 51,053
Nonperforming	0	0	0	0	0	0	0	0	0
Total	$ 5,138	$ 2,569	$ 1,664	$ 608	$ 651	$ 716	$ 11,346	$ 39,707	$ 51,053
Current-period gross write-offs	$ 3	$ 16	$ 0	$ 0	$ 0	$ 3	$ 22	$ 155	$ 177
Total Retail	$ 139,069	$ 336,395	$ 233,811	$ 82,610	$ 11,176	$ 45,664	$ 848,725	$ 39,734	$ 888,459
Current-period gross write-offs	$ 3	$ 190	$ 0	$ 0	$ 0	$ 243	$ 436	$ 155	$ 591
Grand Total	$ 1,253,892	$ 965,863	$ 751,371	$ 434,453	$ 89,819	$ 96,332	$ 3,591,730	$ 712,028	$ 4,303,758
Current-period gross write-offs	$ 3	$ 204	$ 0	$ 0	$ 0	$ 283	$ 490	$ 373	$ 863

There were lines of credit with principal balances of $6.4 million as of December 31, 2022 that were converted to term loans during 2023.

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

We use a migration to loss methodology to determine historical loss rates for commercial loans given the comprehensive loan grading process employed by our bank for over two decades, while an open pool approach is best suited for retail loans given the smaller dollar size of the segments. A baseline loss rate is produced at each reporting date for each loan portfolio segment using bank-specific loan charge-off and recovery data over a defined historical look-back period. The look-back period represents the number of data periods that will be used to calculate a baseline loss rate for each loan portfolio segment. We determined that the look-back period commencing on January 1, 2011 through the reporting date was reasonable and appropriate for the calculation of historical loss rates for both December 31, 2024 and 2023.

Our historical loss rate is then applied to future loan balances at the instrument level based on remaining contractual life adjusted for amortization, prepayment and default to develop a baseline lifetime loss. Our prepayment speed assumptions are developed at the loan segment level based upon the consideration of all relevant data in which we believe will impact anticipated customer behavior including changes in interest rates, economic conditions, and underlying property valuations. For the commercial loan portfolio segments, we assumed a 2% prepayment speed as of both December 31, 2024 and 2023 as we deemed there to be no considerable changes from historical experience. For the retail 1-4 family mortgage and retail other consumer portfolios, we decreased the prepayment speed from 9.0% as of December 31, 2023 to 7.8% as of December 31, 2024. This decrease extended the average lives of the portfolios in which the loss rates were applied, resulting in an increase to the allowance of $1.3 million. This change in assumption was driven by higher long-term interest rates and the composition of the underlying portfolios.

During each reporting period, we also consider the need to adjust the historical loss rates as determined to reflect the extent to which we expect current conditions and reasonable and supportable economic forecasts to differ from the conditions that existed for the period over which the historical loss information was determined. These qualitative adjustments may increase or decrease our estimate of expected future credit losses. As of December 31, 2024 and 2023, we used a one-year reasonable and supportable economic forecast period, with a six-month straight-line reversion period for all loan segments. The economic forecasts used for our December 31, 2024 and 2023 allowance calculations reflected allowance balance reductions of $2.2 million and $2.0 million, respectively.

Individual loans exhibiting unique risk characteristics, which differentiate the loans from other loans within the loan segments and are evaluated for expected credit losses on an individual basis, totaled $7.4 million and $5.4 million as of December 31, 2024 and 2023, respectively. Individual allowance allocations totaled $2.2 million and $0.4 million as of December 31, 2024 and 2023, respectively.

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

The allowance for credit losses for the year ended December 31, 2024 is as follows:

(Dollars in thousands)	Commercial and industrial	Commercial vacant land, land development and residential construction	Commercial real estate – owner occupied	Commercial real estate – non-owner occupied	Commercial real estate – multi-family and residential rental	1-4 family mortgages	Other consumer loans	Unallocated	Total
Allowance for credit losses:									
Beginning balance	$ 7,441	$ 384	$ 7,186	$ 9,852	$ 3,184	$ 18,986	$ 2,881	$ 0	$49,914
Provision for credit losses	7,109	(22)	314	1,067	468	(474)	(1,089)	27	7,400
Charge-offs	(3,750)	0	0	0	0	(33)	(54)	0	(3,837)
Recoveries	365	5	171	0	15	223	198	0	977
Ending balance	$ 11,165	$ 367	$ 7,671	$ 10,919	$ 3,667	$ 18,702	$ 1,936	$ 27	$54,454

The allowance for credit losses for the year ended December 31, 2023 is as follows:

(Dollars in thousands)	Commercial and industrial	Commercial vacant land, land development and residential construction	Commercial real estate – owner occupied	Commercial real estate – non-owner occupied	Commercial real estate – multi-family and residential rental	1-4 family mortgages	Other consumer loans	Unallocated	Total
Allowance for credit losses:									
Beginning balance	$ 10,203	$ 490	$ 5,914	$ 9,242	$ 2,191	$ 14,027	$ 160	$ 19	$42,246
Credit risk reclassifications	90	0	0	0	0	(697)	607	0	0
Balances, December 31, 2022 after reclassifications	10,293	490	5,914	9,242	2,191	13,330	767	19	42,246
Provision for credit losses	(2,822)	(141)	1,255	610	967	5,638	2,212	(19)	7,700
Charge-offs	(218)	0	(54)	0	0	(414)	(177)	0	(863)
Recoveries	188	35	71	0	26	432	79	0	831
Ending balance	$ 7,441	$ 384	$ 7,186	$ 9,852	$ 3,184	$ 18,986	$ 2,881	$ 0	$49,914

NOTE 3 – **LOANS AND ALLOWANCE FOR CREDIT LOSSES** (Continued)

The allowance for credit losses for the year ended December 31, 2022 is as follows:

(Dollars in thousands)	Commercial and industrial	Commercial vacant land, land development and residential construction	Commercial real estate – owner occupied	Commercial real estate – non-owner occupied	Commercial real estate – multi-family and residential rental	1-4 family mortgages	Home equity and other	Unallocated	Total
Allowance for credit losses:									
Beginning balance	$ 10,782	$ 420	$ 6,045	$ 12,990	$ 2,006	$ 2,449	$ 626	$ 45	$35,363
Adoption of ASU 2016-13	(1,571)	(43)	(560)	(2,534)	(621)	5,395	(411)	(55)	(400)
Provision for credit losses	946	138	378	(1,214)	763	5,621	(111)	29	6,550
Charge-offs	(171)	(29)	(38)	0	0	(33)	(21)	0	(292)
Recoveries	217	4	89	0	43	595	77	0	1,025
Ending balance	$ 10,203	$ 490	$ 5,914	$ 9,242	$ 2,191	$ 14,027	$ 160	$ 19	$42,246

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table presents the period-end amortized cost basis of modifications to borrowers experiencing financial difficulty by type of modification made during the year ended:

(Dollars in thousands)	December 31, 2024			December 31, 2023		
	Interest Rate Reduction	Term Extension	Principal Forgiveness	Interest Rate Reduction	Term Extension	Principal Forgiveness
Commercial:						
Commercial and industrial	$ 0	$ 6,574	$ 0	$ 0	$ 17,919	$ 0
Vacant land, land development and residential construction	0	0	0	0	0	0
Real estate – owner occupied	0	42	0	0	0	0
Real estate – non-owner occupied	0	0	0	0	10,894	0
Real estate – multi-family and residential rental	0	0	0	0	0	0
Total commercial	$ 0	$ 6,616	$ 0	$ 0	$ 28,813	$ 0
Retail:						
1-4 family mortgages	0	0	0	0	0	0
Other consumer loans	0	0	0	0	0	0
Total retail	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total loans	$ 0	$ 6,616	$ 0	$ 0	$ 28,813	$ 0

Loans listed under Term Extension were generally granted a series of short-term maturity extensions as part of the workout process and associated forbearance agreement.

The following table presents the period-end amortized cost basis of loans that have been modified in the past twelve months to borrowers experiencing financial difficulty by payment status and loan segment:

(Dollars in thousands)	Current	30 – 89 Days Past Due	90 + Days Past Due	Total
Commercial:				
Commercial and industrial	$ 6,574	$ 0	$ 0	$ 6,574
Vacant land, land development and residential construction	0	0	0	0
Real estate – owner occupied	42	0	0	42
Real estate – non-owner occupied	0	0	0	0
Real estate – multi-family and residential rental	0	0	0	0
Total commercial	$ 6,616	$ 0	$ 0	$ 6,616
Retail:				
1-4 family mortgages	0	0	0	0
Other consumer loans	0	0	0	0
Total retail	$ 0	$ 0	$ 0	$ 0
Total loans	$ 6,616	$ 0	$ 0	$ 6,616

NOTE 4 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows:

(Dollars in thousands)	2024	2023
Land and improvements	$ 14,021	$ 12,782
Buildings	62,365	56,778
Furniture and equipment	26,657	25,157
	103,043	94,717
Less: accumulated depreciation	49,616	43,789
Total premises and equipment	$ 53,427	$ 50,928

Depreciation expense totaled $6.0 million in 2024, 2023 and 2022.

We enter into facility leases in the normal course of business. As of December 31, 2024, we were under lease contracts for eleven of our branch facilities. The leases have maturity dates ranging from November, 2025 through May, 2048, with a weighted average life of 8.8 years as of December 31, 2024. All of our leases have multiple three- to five-year extensions; however, these were not factored in the lease maturities and weighted average lease term as it is not reasonably certain we will exercise the options.

Leases are classified as either operating or finance leases at the lease commencement date, with all of our current leases determined to be operating leases. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term, while lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date at the estimated present value of lease payments over the lease term. We use our incremental borrowing rate, on a collateralized basis, at lease commencement to calculate the present value of lease payments. The weighted average discount rate for leases was 6.70% as of December 31, 2024.

The right-of-use assets, included in premises and equipment, net on our Consolidated Balance Sheets, and the lease liabilities, included in other liabilities on our Consolidated Balance Sheets, totaled $4.4 million and $3.7 million as of December 31, 2024, and December 31, 2023, respectively. As permitted by applicable accounting standards, we have elected not to recognize short-term leases with original terms of twelve months or less on our Consolidated Balance Sheets. Total operating lease expense associated with the leases aggregated $1.6 million, $2.0 million and $1.3 million in 2024, 2023 and 2022, respectively.

Future lease payments were as follows as of December 31, 2024:

(Dollars in thousands)	
2025	$ 1,053
2026	1,162
2027	1,094
2028	966
2029	761
Thereafter	1,037
Total undiscounted lease payments	6,073
Less effect of discounting	(1,655)
Present value of future lease payments (lease liability)	4,418

NOTE 5 – MORTGAGE LOAN SERVICING

Mortgage loans serviced for others are not reported as assets on the Consolidated Balance Sheets. The year-end aggregate unpaid principal balances of mortgage loans serviced for others were as follows:

(Dollars in thousands)	2024		2023	
Mortgage loan portfolios serviced for:				
Federal Home Loan Mortgage Corporation	$	1,364,485	$	1,341,602
Federal Home Loan Bank		176,540		62,786
Other		9,805		0
Total mortgage loans serviced for others	$	1,550,830	$	1,404,388

Custodial escrow balances, which are reported as deposits on the Consolidated Balance Sheets, maintained in connection with serviced loans were $10.9 million and $10.1 million as of December 31, 2024 and 2023, respectively.

Activity for capitalized mortgage loan servicing rights, which are reported as other assets on the Consolidated Balance Sheets, during 2024 and 2023 was as follows:

(Dollars in thousands)	2024		2023	
Balance at beginning of year	$	11,343	$	11,837
Additions		4,465		2,259
Amortized to expense		(3,333)		(2,753)
Balance at end of year	$	12,475	$	11,343

Mortgage servicing rights result from our mortgage loan origination activities. Late and ancillary fees, included as part of mortgage banking income and reported as noninterest income in the Consolidated Statements of Income, aggregated less than $0.1 million during 2024 and 2023.

We determined that no valuation allowance was necessary as of December 31, 2024 or December 31, 2023. The estimated fair value of mortgage servicing rights was $21.0 million and $19.3 million as of December 31, 2024 and 2023, respectively. The fair value of mortgage servicing rights is estimated using a valuation model that calculates the present value of estimated future net servicing cash flows, taking into consideration expected mortgage loan prepayment rates, discount rates, servicing costs and other economic factors, which are determined based on current market conditions. As of December 31, 2024, fair value was determined using a discount rate of 10.50%, a weighted average constant prepayment rate of 7.81%, depending on the stratification of the specific right, and a weighted average delinquency rate of 0.68%. As of December 31, 2023, fair value was determined using a discount rate of 11.00%, a weighted average constant prepayment rate of 7.44%, depending on the stratification of the specific right, and a weighted average delinquency rate of 0.29%.

The weighted average amortization period was 8.7 years and 8.6 years as of December 31, 2024 and 2023, respectively.

NOTE 6 – DEPOSITS

Deposits at year end are summarized as follows:

(Dollars in thousands)	December 31, 2024		December 31, 2023		Percent Increase (Decrease)
	Balance	%	Balance	%	
Noninterest-bearing checking	$ 1,264,523	26.9%	$ 1,247,640	32.1%	1.4%
Interest-bearing checking	738,291	15.7	635,790	16.3	16.1
Money market	1,516,436	32.3	957,434	24.5	58.4
Savings	221,900	4.7	262,566	6.7	(15.5)
Time, under $100,000	207,534	4.4	175,741	4.5	18.1
Time, $100,000 and over	599,983	12.8	453,366	11.6	32.3
Total local deposits	4,548,667	96.8	3,732,537	95.7	21.9
Out-of-area time, $100,000 and over	149,699	3.2	168,381	4.3	(11.1)
Total deposits	$ 4,698,366	100.0%	$ 3,900,918	100.0%	20.4%

Out-of-area time deposits consist of deposits obtained from depositors outside of our primary market areas exclusively through deposit brokers.

The following table depicts the maturity distribution for time deposits at year end:

(Dollars in thousands)	2024	2023
In one year or less	$ 880,165	$ 657,307
In one to two years	53,660	61,454
In two to three years	14,315	22,830
In three to four years	2,301	54,486
In four to five years	6,775	1,411
Total certificates of deposit	$ 957,216	$ 797,488

NOTE 6 – **DEPOSITS** (Continued)

The following table depicts the maturity distribution for time deposits with balances of $100,000 or more at year end:

(Dollars in thousands)	2024		2023	
Up to three months	$	218,666	$	167,535
Three months to six months		185,327		127,344
Six months to twelve months		291,179		210,915
Over twelve months		54,510		115,953
Total certificates of deposit	$	749,682	$	621,747

Time deposits of more than $250,000 totaled $570 million and $477 million at year-end 2024 and 2023, respectively.

Deposit overdrafts, which are reported as loans on the Consolidated Balance Sheets, totaled $1.0 million and $0.3 million as of December 31, 2024 and 2023, respectively.

NOTE 7 – **SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE**

Information regarding securities sold under agreements to repurchase at year end is summarized below:

(Dollars in thousands)	2024		2023	
Outstanding balance at year end	$	121,521	$	229,734
Weighted average interest rate at year end		2.17%		3.17%
Average daily balance during the year	$	224,878	$	204,334
Weighted average interest rate during the year		3.43%		1.33%
Maximum daily balance during the year	$	278,227	$	269,324

Securities sold under agreements to repurchase ("repurchase agreements") generally have original maturities of less than one year. Repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as liabilities on our Consolidated Balance Sheets. Repurchase agreements are secured by securities with an aggregate fair value equal to the aggregate outstanding balance of the repurchase agreements. The securities, which are included in securities available for sale on our Consolidated Balance Sheets, are held in safekeeping by a correspondent bank. Repurchase agreements are offered principally to certain large deposit customers.

NOTE 8 - FEDERAL HOME LOAN BANK OF INDIANAPOLIS ADVANCES

FHLBI bullet advances totaled $360 million at December 31, 2024, and were expected to mature at varying dates from January 2025 through January 2029, with fixed rates of interest from 0.70% to 4.54% and averaging 3.10%. FHLBI bullet advances totaled $440 million at December 31, 2023, and were expected to mature at varying dates from January 2024 through December 2028, with fixed rates of interest from 0.55% to 5.05% and averaging 2.93%.

NOTE 8 - FEDERAL HOME LOAN BANK OF INDIANAPOLIS ADVANCES (Continued)

Maturities of FHLBI bullet advances as of December 31, 2024 were as follows:

(Dollars in thousands)		
2025	$	80,000
2026		80,000
2027		100,000
2028		90,000
2029		10,000
Thereafter		0

FHLBI amortizing advances totaled $27.1 million and $27.9 million as of December 31, 2024 and 2023, respectively, with an average fixed rate of 2.52% and maturities in 2042. FHLBI amortizing advances are obtained periodically to assist in managing interest rate risk associated with certain longer-term fixed rate commercial loans, with annual principal payments that closely align with the scheduled amortization of the underlying commercial loans.

Scheduled principal payments on FHLBI amortizing advances as of December 31, 2024 were as follows:

(Dollars in thousands)		
2025	$	862
2026		900
2027		938
2028		979
2029		1,022
Thereafter		22,382

Each advance is payable at its maturity date, and is subject to a prepayment fee if paid prior to the maturity date. The advances are collateralized by residential mortgage loans, first mortgage liens on multi-family residential property loans, first mortgage liens on commercial real estate property loans, and substantially all other assets of our bank under a blanket lien arrangement. Our borrowing line of credit as of December 31, 2024 totaled $1.0 billion, with remaining availability based on collateral of $634 million.

NOTE 9 - FEDERAL INCOME TAXES

The consolidated income tax expense was as follows:

(Dollars in thousands)	2024		2023		2022	
Current expense	$	19,090	$	22,518	$	16,080
Deferred benefit		(397)		(2,036)		(1,353)
Tax expense	$	18,693	$	20,482	$	14,727

NOTE 9 - FEDERAL INCOME TAXES (Continued)

A reconciliation of the differences between the federal income tax expense recorded and the amount computed by applying the federal statutory rate to income before income taxes were as follows:

(Dollars in thousands)	2024		2023		2022	
	Amount	Percent	Amount	Percent	Amount	Percent
Tax at statutory rate	$ 20,640	21.0%	$ 21,567	21.0%	$ 15,915	21.0%
Increase (decrease) from						
Tax-exempt interest	(1,027)	(1.0)	(862)	(0.8)	(695)	(0.9)
Bank owned life insurance	(529)	(0.5)	(303)	(0.3)	(334)	(0.4)
Non-deductible expenses	241	0.2	213	0.2	129	0.2
Tax credits	(266)	(0.3)	24	-	(262)	(0.3)
Other	(366)	(0.4)	(157)	(0.2)	(26)	-
Tax expense	$ 18,693	19.0%	$ 20,482	19.9%	$ 14,727	19.6%

The statutory tax rate was 21% for 2024, 2023 and 2022.

Significant components of deferred tax assets and liabilities, included in other assets on our Consolidated Balance Sheets, as of December 31, 2024 and 2023 were as follows:

(Dollars in thousands)	2024	2023
Deferred income tax assets		
Allowance for credit losses	$ 11,435	$ 10,482
Deferred compensation	269	226
Stock compensation	1,011	1,005
Nonaccrual loan interest income	192	132
Unrealized loss on securities	13,245	13,420
Lease liability	928	775
Other	567	779
Deferred tax asset	27,647	26,819
Deferred income tax liabilities		
Depreciation	259	337
Prepaid expenses	685	612
Mortgage loan servicing rights	2,620	2,382
Deferred loan fees and costs	471	509
Right of use lease asset	928	775
Business combination adjustments	1,626	1,770
Other	849	447
Deferred tax liability	7,438	6,832
Total net deferred tax asset	$ 20,209	$ 19,987

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. We determined that no valuation allowance was required at year-end 2024 or 2023. We had no unrecognized tax benefits at any time during 2024 or 2023 and do not anticipate any significant increase in unrecognized tax benefits during 2025. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is our policy to record such accruals in our income tax accounts; no such accruals existed at any time during 2024 or 2023. Our U.S. federal income tax returns are no longer subject to examination for all years before 2021.

NOTE 10 – STOCK-BASED COMPENSATION

Stock-based compensation plans are used to provide directors and employees with an increased incentive to contribute to our long-term performance and growth, to align the interests of directors and employees with the interests of our shareholders through the opportunity for increased stock ownership and to attract and retain directors and employees. Stock-based compensation, reported as noninterest expense in the Consolidated Statements of Income, totaled $3.3 million, $3.4 million and $3.4 million in 2024, 2023 and 2022, respectively. The Stock Incentive Plan of 2020 was approved by shareholders in May, 2020, and was effectively replaced with the Stock Incentive Plan of 2023 that was approved by shareholders in May, 2023.

Grants included on the following tables were made under the various Stock Incentive Plans as follows:

- Stock Incentive Plan of 2020
    - o   Restricted stock grants in 2021 and 2022
- Stock Incentive Plan of 2023
    - o   Restricted stock grants in 2023

In addition, stock grants to directors as retainer payments during the years 2020 through 2022 were from the Stock Incentive Plan of 2020, while stock grants to directors as retainer payments during 2024 and 2023 were from the Stock Incentive Plan of 2023.

Under the Stock Incentive Plan of 2020 and the Stock Incentive Plan of 2023, incentive awards may include, but are not limited to, stock options, restricted stock, stock appreciation rights and stock awards. Incentive awards that are stock options or stock appreciation rights are granted with an exercise price not less than the closing price of our common stock on the date of grant. Price, vesting and expiration date parameters are determined by Mercantile's Compensation Committee on a grant-by-grant basis. No payments are required from employees for restricted stock awards. The restricted stock awards granted during the years 2021 through 2023 fully vest after three years and, in the case of performance-based restricted stock issued to executive officers in 2020 through 2023, are subject to the attainment of pre-determined performance goals. At year-end 2024, there were approximately 383,000 shares authorized for future incentive awards.

A summary of restricted stock activity during the year ended December 31, 2024 is as follows:

	Shares		Weighted Average Fair Value
Nonvested at beginning of year	355,890	$	34.18
Vested	(115,762)		32.02
Forfeited	(11,482)		34.09
Nonvested at end of year	228,646	$	35.84

NOTE 10 – **STOCK-BASED COMPENSATION** (Continued)

Of the restricted stock shares granted in 2023 and 2022, a total of 25,239 shares and 26,112 shares, respectively, are performance-based awards made to our Named Executive Officers at the target level and are subject to the attainment of pre-determined performance goals.

We periodically grant shares of common stock to our Corporate and Bank Board Directors for retainer payments with the related expense being recorded over the period of the Directors' service, as summarized below:

Grant Year	Shares Granted	Total Cost (in thousands)	Covered Period
2021	10,489	$ 344	June 1, 2021 - May 31, 2022
2022	11,166	359	June 1, 2022 - May 31, 2023
2023	11,529	350	June 1, 2023 - May 31, 2024
2024	11,316	423	June 1, 2024 - May 31, 2025

NOTE 11 – **RELATED PARTIES**

Certain directors and executive officers of our bank, including their immediate families and companies in which they are principal owners, were loan customers of our bank. At year-end 2024 and 2023, our bank had $20.4 million and $124 million in loan commitments to directors and executive officers, of which $7.8 million and $89.5 million were outstanding at year-end 2024 and 2023, respectively, as reflected in the following table.

(Dollars in thousands)		2024		2023
Beginning balance	$	89,507	$	92,660
New loans		1,898		3,221
Repayments		(3,788)		(5,410)
Effect of changes in related parties		(79,847)		(964)
Ending balance	$	7,770	$	89,507

Related party deposits and repurchase agreements totaled $17.9 million and $20.7 million at year-end 2024 and 2023, respectively.

NOTE 12 – COMMITMENTS AND OFF-BALANCE-SHEET RISK

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by our bank to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized, if any, in the balance sheet. Our maximum exposure to loan loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. Collateral, such as accounts receivable, securities, inventory, and property and equipment, is generally obtained based on management's credit assessment of the borrower.

We are required to consider expected credit losses associated with loan commitments over the contractual period in which we are exposed to credit risk on the underlying commitments unless the obligation is unconditionally cancellable by us. Any allowance for off-balance sheet credit exposures is reported as an other liability on our Consolidated Balance Sheets and is increased or decreased via other noninterest expense on our Consolidated Statements of Income. The calculation includes consideration of the likelihood that funding will occur and forecasted credit losses on commitments expected to be funded over their estimated lives. The allowance is calculated using the same aggregate reserve rates calculated for the funded portion of loans at the portfolio level applied to the amount of commitments expected to be funded.

For commercial lines of credit, retail lines of credit and credit card average outstanding balances, we determined allowance requirements by calculating the difference between the average percent outstanding of the funded commitments over the past several years to actual percent outstanding at period end and applying the respective expected loss allocation factors to the difference as this difference represents the average of unfunded commitments we expect to eventually be drawn upon. For commitments to make loans, we determine an allowance by applying the expected loss allocation factor to the amount expected to fund. The calculated allowance aggregated $1.0 million and $1.3 million as of December 31, 2024 and 2023, respectively. We do not reserve for residential mortgage construction loans, as the loans are for one year or less and draws are governed by the receipt and satisfactory review of contractor and subcontractor sworn statements, lien waivers and title insurance company endorsements. Letters of credit are rarely drawn.

NOTE 12 – **COMMITMENTS AND OFF-BALANCE-SHEET RISK** (Continued)

At year-end 2024 and 2023, the rates on existing off-balance sheet instruments were substantially equivalent to current market rates, considering the underlying credit standing of the counterparties.

Our maximum exposure to credit losses for loan commitments and standby letters of credit outstanding at year end was as follows:

(Dollars in thousands)	2024	2023
Commercial unused lines of credit	$ 1,488,782	$ 1,557,429
Unused lines of credit secured by 1 – 4 family residential properties	84,298	74,120
Credit card unused lines of credit	172,273	142,096
Other consumer unused lines of credit	33,892	50,063
Commitments to make loans	295,566	270,403
Standby letters of credit	26,491	19,393
Total commitments	$ 2,101,302	$ 2,113,504

Commitments to make commercial loans generally reflect our binding obligations to existing and prospective customers to extend credit, including line of credit facilities secured by accounts receivable and inventory, and term loans secured by either real estate or equipment.

In most instances, commercial line of credit facilities have terms ranging from 12 to 24 months with floating rates tied to the Wall Street Journal Prime Rate or 30-Day SOFR. Commercial term loans secured by real estate are generally at a floating rates tied to the Wall Street Journal Prime Rate or 30-Day SOFR. Since the fourth quarter of 2020, a fixed rate option for commercial term loans secured by real estate is generally not offered for loans over $2.5 million; instead, customers are offered participation in our back-to-back interest rate swap program to achieve a desired fixed rate. For loans under $2.5 million, we offer a rate primarily equal to the commensurate cost of funds using FHLBI advance rates as a proxy and a credit spread as indicated by the credit rating we assign. Commercial term loans secured by real estate generally balloon within five years, with payments based on amortizations ranging from 10 to 25 years. Commercial term loans secured by non-real estate collateral are generally at a floating rate tied to the Wall Street Journal Prime Rate or 30-Day SOFR, or a fixed rate primarily equal to the commensurate cost of funds using FHLBI advance rates as a proxy and a credit spread as indicated by the credit rating we assign, and generally mature and fully amortize within three to seven years. Effective January 1, 2022, we replaced the 30-Day Libor Rate with 30-Day SOFR for all new and renewing floating rate commercial loans and commitments. Commercial loans tied to the 30-Day Libor Rate outstanding on June 30, 2023 converted to an equivalent fallback SOFR Rate.

The following standby letters of credit are considered financial guarantees under current accounting guidance. These instruments are carried at fair value as an other liability on our Consolidated Balance Sheets. Standby letters of credit are generally cross collateralized with the borrowers' other loans with us, and are included in our borrower collateral analyses.

(Dollars in thousands)	December 31, 2024		December 31, 2023	
	Contract Amount	Carrying Value	Contract Amount	Carrying Value
Standby letters of credit	$ 26,491	$ 175	$ 19,393	$ 99

NOTE 13 – BENEFIT PLANS

We have a 401(k) benefit plan that covers substantially all of our employees. The percent of our matching contributions to the 401(k) benefit plan is determined annually by the Board of Directors. The matching contribution has been 5.00% since April 1, 2018. Matching contributions, if made, are immediately vested. Our 2024, 2023 and 2022 matching 401(k) contributions charged to expense were $2.6 million, $2.3 million and $2.2 million, respectively.

We have a deferred compensation plan in which all persons serving on the Board of Directors may defer all or portions of their annual retainer and meeting fees, with distributions to be paid upon termination of service as a director or specific dates selected by the director. We also have a non-qualified deferred compensation program in which selected officers may defer all or portions of salary and bonus payments. The deferred amounts, which totaled $1.3 million and $1.1 million as of December 31, 2024 and 2023, respectively, are categorized as other liabilities in the Consolidated Balance Sheets, and are paid interest at a rate equal to the Wall Street Journal Prime Rate. Interest expense was less than $0.1 million during 2024, 2023, and 2022.

The Mercantile Bank Corporation Employee Stock Purchase Plan of 2014 is a non-compensatory plan intended to encourage full- and part-time employees of Mercantile and its subsidiaries to promote our best interests and to align employees' interests with the interests of our shareholders by permitting employees to purchase shares of our common stock through regular payroll deductions. Shares are purchased on the last business day of each calendar quarter at a price equal to the consolidated closing bid price of our common stock reported on The Nasdaq Stock Market. A total of 250,000 shares of common stock may be issued under the existing plan; however, the number of shares may be adjusted to reflect any stock dividends and other changes in our capitalization. The number of shares issued totaled 1,194 and 1,410 in 2024 and 2023, respectively. As of December 31, 2024, there were approximately 233,000 shares available under our current plan.

NOTE 14 – DERIVATIVES AND HEDGING ACTIVITIES

We are exposed to certain risks arising from both business operations and economic conditions. We principally manage the exposure to a wide variety of operational risks through core business activities. Economic risks, including interest rate, liquidity and credit risk, are primarily administered via the amount, sources and duration of assets and liabilities. Derivative financial instruments may also be used to assist in managing economic risks.

Derivatives not designated as hedges are not speculative and result from a service provided to certain commercial loan borrowers. We execute interest rate swaps with commercial banking customers desiring longer-term fixed rate loans, while simultaneously entering into interest rate swaps with correspondent banks to offset the impact of the interest rate swaps with the commercial banking customers. The net result is the desired floating rate loans and a minimization of the risk exposure of the interest rate swap transactions. These swap agreements are cross collateralized with the underlying loans.

As the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the commercial banking customer interest rate swaps and the offsetting interest rate swaps with the correspondent banks are recognized directly to earnings. Fees paid to us by the correspondent banks are recognized as noninterest income on our Consolidated Statements of Income on the settlement date.

NOTE 14 – **DERIVATIVES AND HEDGING ACTIVITIES** (Continued)

The fair values of derivative instruments as of December 31, 2024, are reflected in the following table.

(Dollars in thousands)	Notional Amount	Balance Sheet Location	Fair Value
Derivative Assets			
Interest rate swaps	$ 866,157	Other Assets	$ 26,793
Derivative Liabilities			
Interest rate swaps	864,130	Other Liabilities	27,050

The effect of interest rate swaps that are not designated as hedging instruments resulted in expense of $0.1 million during the year ended December 31, 2024 that was recorded in other noninterest expense on our Consolidated Statement of Income. We have master netting arrangements with our correspondent banks that allow us to net receivables and payables. The netting agreement also allows us to net related cash collateral received and transferred up to the fair value exposure amount. We have elected to not offset these transactions on the Consolidated Balance Sheets. The netting of derivative instruments as of December 31, 2024 is presented in the following table.

		Gross Amounts Not Offset on the Consolidated Balance Sheet		
(Dollars in thousands)	Net Amounts Recognized	Financial Instruments	Cash Collateral Received or posted	Net Amount
Derivative Assets				
Interest rate swaps	$ 26,793	$ 3,064	$ 19,040	$ 4,689
Derivative Liabilities				
Interest rate swaps	27,050	2,915	1,640	22,495

NOTE 14 – **DERIVATIVES AND HEDGING ACTIVITIES** (Continued)

The fair values of derivative instruments as of December 31, 2023, are reflected in the following table.

(Dollars in thousands)	Notional Amount	Balance Sheet Location	Fair Value
Derivative Assets			
Interest rate swaps	$ 676,526	Other Assets	$ 27,505
Derivative Liabilities			
Interest rate swaps	674,499	Other Liabilities	27,964

The effect of interest rate swaps that are not designated as hedging instruments resulted in income of less than $0.1 million during the year ended December 31, 2023 that was recognized in other noninterest expense on our Consolidated Statement of Income. The netting of derivative instruments as of December 31, 2023 is presented in the following table.

		Gross Amounts Not Offset on the Consolidated Balance Sheet		
(Dollars in thousands)	Net Amounts Recognized	Financial Instruments	Cash Collateral Received or posted	Net Amount
Derivative Assets				
Interest rate swaps	$ 27,505	$ 5,175	$ 14,010	$ 8,320
Derivative Liabilities				
Interest rate swaps	27,964	5,175	3,120	19,669

NOTE 15 – FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount, estimated fair value and level within the fair value hierarchy of financial instruments were as follows at year end:

(Dollars in thousands)	Level in Fair Value Hierarchy	2024 Carrying Amount	2024 Fair Value	2023 Carrying Amount	2023 Fair Value
Financial assets					
Cash and cash equivalents	Level 1	$ 393,010	$ 393,010	$ 130,533	$ 130,533
Securities available for sale	(1)	730,352	730,352	617,092	617,092
Federal Home Loan Bank stock	(2)	21,513	21,513	21,513	21,513
Loans, net	Level 3	4,546,327	4,558,628	4,253,844	4,191,644
Mortgage loans held for sale	Level 2	15,824	16,047	18,607	19,027
Accrued interest receivable	Level 2	21,401	21,401	19,806	19,806
Interest rate swaps	Level 2	26,793	26,793	27,505	27,505
Financial liabilities					
Deposits	Level 2	4,698,366	4,541,896	3,900,918	3,814,778
Securities sold under agreements to repurchase	Level 2	121,521	121,521	229,734	229,734
Federal Home Loan Bank advances	Level 2	387,083	374,499	467,910	454,857
Subordinated debentures	Level 2	50,330	50,336	49,644	49,653
Subordinated notes	Level 2	89,314	81,825	88,971	77,218
Accrued interest payable	Level 2	10,201	10,201	9,012	9,012
Interest rate swaps	Level 2	27,050	27,050	27,964	27,964

(1) See Note 16 for a description of the fair value hierarchy as well as a disclosure of levels for classes of financial assets and liabilities.

(2) It is not practical to determine the fair value of FHLBI stock due to transferability restrictions; therefore, fair value is estimated at carrying amount.

Carrying amount is the estimated fair value for cash and cash equivalents, FHLBI stock, accrued interest receivable and payable, noninterest-bearing checking accounts and securities sold under agreements to repurchase. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. Fair value for loans is based on an exit price model as required by ASU 2016-01, taking into account inputs such as discounted cash flows, probability of default and loss given default assumptions. Fair value for deposit accounts other than noninterest-bearing checking accounts is based on discounted cash flows using current market rates applied to the estimated life. The fair values of subordinated debentures, subordinated notes, and FHLBI advances are based on current rates for similar financing. The fair values of interest rate swaps are based on discounted cash flows using forecasted yield curves, along with insignificant unobservable inputs, such as borrower credit spreads. The fair value of other off-balance sheet items is estimated to be nominal.

NOTE 16 – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market for the asset or liability. The price of the principal (or most advantageous) market used to measure the fair value of the asset or liability is not adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

We are required to use valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect our own estimates about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. In that regard, we utilize a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that we have the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3: Significant unobservable inputs that reflect our own estimates about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of our valuation methodologies used to measure and disclose the fair values of our financial assets and liabilities on a recurring or nonrecurring basis:

Securities available for sale. Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based on quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models. Level 2 securities include U.S. Government agency debt obligations, mortgage-backed securities issued or guaranteed by U.S. Government agencies, and municipal general obligation and revenue bonds. Level 3 securities include bonds issued by certain relatively small municipalities located within our markets that have very limited marketability due to their size and lack of ratings from a recognized rating service. We carry these bonds at historical cost, which we believe approximates fair value, unless our periodic financial analysis or other information that becomes known to us necessitates an impairment. There was no such impairment as of December 31, 2024 or 2023. We have no Level 1 securities available for sale.

NOTE 16 – **FAIR VALUE MEASUREMENTS** (Continued)

Derivatives. We measure fair value utilizing models that use primarily market observable inputs, such as forecasted yield curves. Insignificant unobservable inputs, such as borrower credit spreads, are also utilized.

Mortgage loans held for sale. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors, and are measured on a nonrecurring basis. Fair value is based on independent quoted market prices, where applicable, or the prices for other mortgage whole loans with similar characteristics. As of December 31, 2024 and 2023, we determined the fair value of our mortgage loans held for sale to be $16.0 million and $19.0 million, respectively.

Loans. We do not record loans at fair value on a recurring basis. However, from time to time, we record nonrecurring fair value adjustments to collateral dependent loans to reflect partial write-downs or specific reserves that are based on the observable market price or current estimated value of the collateral. These loans are reported in the nonrecurring table below at initial recognition of significant borrower distress and on an ongoing basis until recovery or charge-off. The fair values of distressed loans are determined using either the sales comparison approach or income approach; respective unobservable inputs for the approaches consist of adjustments for differences between comparable sales and the utilization of appropriate capitalization rates.

Foreclosed assets. At time of foreclosure or repossession, foreclosed and repossessed assets are adjusted to fair value less costs to sell upon transfer of the loans to foreclosed and repossessed assets, establishing a new cost basis. We subsequently adjust estimated fair value of foreclosed assets on a nonrecurring basis to reflect write-downs based on revised fair value estimates. The fair values of parcels of other real estate owned are determined using either the sales comparison approach or income approach; respective unobservable inputs for the approaches consist of adjustments for differences between comparable sales and the utilization of appropriate capitalization rates.

NOTE 16 – FAIR VALUE MEASUREMENTS (Continued)

*Assets and Liabilities Measured at Fair Value on a Recurring Basi*s

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 are as follows:

(Dollars in thousands)	Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Available for sale securities								
U.S. Government agency debt obligations	$	495,581	$	0	$	495,581	$	0
Mortgage-backed securities		25,368		0		25,368		0
Municipal general obligation bonds		180,170		0		179,777		393
Municipal revenue bonds		28,733		0		28,733		0
Other investments		500		0		500		0
Interest rate swaps		26,793		0		26,793		0
Total assets	$	757,145	$	0	$	756,752	$	393
Interest rate swaps		27,050		0		27,050		0
Total liabilities	$	27,050	$	0	$	27,050	$	0

There were no sales, purchases or transfers in or out of Level 3 during 2024. The $0.1 million reduction in Level 3 municipal general obligation bonds during 2024 reflects the scheduled maturities of such bonds.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 are as follows:

(Dollars in thousands)	Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Available for sale securities								
U.S. Government agency debt obligations	$	390,496	$	0	$	390,496	$	0
Mortgage-backed securities		29,473		0		29,473		0
Municipal general obligation bonds		167,860		0		167,347		513
Municipal revenue bonds		28,763		0		28,763		0
Other investments		500		0		500		0
Interest rate swaps		27,505		0		27,505		0
Total assets	$	644,597	$	0	$	644,084	$	513
Interest rate swaps		27,964		0		27,964		0
Total liabilities	$	27,964	$	0	$	27,964	$	0

NOTE 16 – FAIR VALUE MEASUREMENTS (Continued)

There were no sales, purchases or transfers in or out of Level 3 during 2023. The less than $0.1 million reduction in Level 3 municipal general obligation bonds during 2023 reflects the scheduled maturities of such bonds.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The balances of assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2024 are as follows:

(Dollars in thousands)	Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Collateral dependent loans	$	2,173	$	0	$	0	$	2,173
Total	$	2,173	$	0	$	0	$	2,173

The balances of assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2023 are as follows:

(Dollars in thousands)	Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Collateral dependent loans	$	1,434	$	0	$	0	$	1,434
Foreclosed assets		200		0		0		200
Total	$	1,634	$	0	$	0	$	1,634

The carrying values are based on the estimated value of the property or other assets. Fair value estimates of collateral on collateral dependent loans and foreclosed assets are review periodically. Our credit policies establish criteria for obtaining appraisals and determining internal value estimates. We may also adjust outside appraisals and internal evaluations based on identifiable trends within our markets, such as sales of similar properties or assets, listing prices and offers received. In addition, we may discount certain appraised and internal value estimates to address current distressed market conditions. For real estate dependent loans and foreclosed assets, we assign a discount factor range of 25% to 50%, providing for a weighted average discount factor of 27.4%, for commercial-related properties, and a discount factor range of 25% to 35%, providing for a weighted average discount factor of 26.0%, for residential-related properties. In a vast majority of cases, we assign a 10% discount factor for estimated selling costs.

NOTE 17 – EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of common shares and participating securities outstanding during the period. Diluted earnings per share include the dilutive effect of additional potential common shares issuable under our stock-based compensation plans and are determined using the treasury stock method. Our unvested restricted shares, which contain non-forfeitable rights to dividends whether paid or accrued (i.e., participating securities), are included in the number of shares outstanding for both basic and diluted earnings per share calculations. In the event of a net loss, our unvested restricted shares are excluded from the calculation of both basic and diluted earnings per share. Stock options for approximately 5,000 shares of common stock were antidilutive and were not included in determining dilutive earnings per share in 2022.

The factors used in the earnings per share computation follow:

(Dollars in thousands, except share and per share amounts)	2024	2023	2022
Basic			
Net income attributable to common shares	$ 79,593	$ 82,217	$ 61,063
Weighted average common shares outstanding	16,130,696	16,015,678	15,859,889
Basic earnings per common share	$ 4.93	$ 5.13	$ 3.85
Diluted			
Net income attributable to common shares	$ 79,593	$ 82,217	$ 61,063
Weighted average common shares outstanding for basic earnings per common share	16,130,696	16,015,678	15,859,889
Add: Dilutive effects of share-based awards	0	0	12
Average shares and dilutive potential common shares	16,130,696	16,015,678	15,859,901
Diluted earnings per common share	$ 4.93	$ 5.13	$ 3.85

NOTE 18 – VARIABLE INTEREST ENTITIES

Variable interest entities ("VIEs") are entities that either have a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions, through voting rights, right to receive the expected residual returns of the entity, and obligations to absorb the expected losses of the entity). Variable interest entities can be structured as corporations, trusts, partnerships, or other legal entities. We have relationships with certain variable interest entities related to the issuance of trust preferred securities and our tax credit investments.

We have five business trusts that are wholly-owned subsidiaries of Mercantile, four of which were assumed by Mercantile in conjunction with the Firstbank merger in 2014. A fair value discount of $15.0 million was recorded at the time of the merger, which is being amortized at $0.7 million annually over the following 21.5 years, 11 of which are remaining. Each of the trusts was solely formed to issue preferred securities that were sold in private sales. Through a small common stock investment, we own 100% of the voting equity shares of each trust. The proceeds from the preferred securities and common stock sales were used by the trusts to purchase Floating Rate Notes issued by Mercantile. The rates of interest, interest payment dates, call features and maturity dates of each Floating Rate Note are identical to its respective Preferred Securities. The net proceeds from the issuance of the Floating Rate Notes were used for a variety of purposes, including contributions to our bank as capital to provide support for asset growth and the funding of stock repurchase programs and certain acquisitions.

The assets, liabilities, operations and cash flows of each trust are solely related to the issuance, administration and repayment of the preferred securities held by third-party investors. We fully and unconditionally guarantee the obligations of each trust and are obligated to redeem the junior subordinated debentures upon maturity. We do not consolidate the trusts as we are not the primary beneficiary of these entities because our wholly-owned and indirect wholly-owned statutory subsidiaries do not have the power to direct the activities of the variable interest entity that most significantly impact the variable interest entity's economic performance and do not have an obligation to absorb losses or the right to receive benefits that could potentially be significant to the variable interest entity. As such, we do not have a controlling financial interest in the variable interest entities.

NOTE 18 – VARIABLE INTEREST ENTITIES (Continued)

The only significant assets of our trusts are the Floating Rate Notes, and the only significant liabilities of our trusts are the Preferred Securities. The Floating Rate Notes are categorized on our Consolidated Balance Sheets as subordinated debentures and the interest expense is recorded on our Consolidated Statements of Income under interest expense on other borrowings.

On January 26, 2016, we closed on a repurchase of trust preferred securities that were auctioned as part of a pooled collateralized debt obligation ("Fund"). The Fund owned $11.0 million of the $32.0 million in trust preferred securities that had been issued by Mercantile Bank Capital Trust I. The $11.0 million in trust preferred securities was retired upon the repurchase, resulting in a commensurate reduction in the related Floating Rate Junior Subordinate Note, leaving $21.0 million outstanding.

The following table depicts our five business trusts as of December 31, 2024:

(Dollars in thousands) Trust Name	Preferred Securities Outstanding	Interest Rate	Maturity Date
Mercantile Bank Capital Trust I	$ 21,000	3 Month SOFR + 218 bps	September 16, 2034
Firstbank Capital Trust I	$ 10,000	3 Month SOFR + 199 bps	October 18, 2034
Firstbank Capital Trust II	$ 10,000	3 Month SOFR + 127 bps	April 7, 2036
Firstbank Capital Trust III	$ 7,500	3 Month SOFR + 135 bps	July 30, 2037
Firstbank Capital Trust IV	$ 7,500	3 Month SOFR + 135 bps	July 30, 2037

MCP makes equity investments as a limited liability member in affordable housing projects utilizing the Low-Income Housing Tax Credit ("LIHTC") pursuant to Section 42 of the Internal Revenue Code. Our bank also invests in multi-investor funds, which in turn invest in projects similar to that of MCP. The purpose of these investments is to achieve a satisfactory return on capital and to support our bank's community reinvestment initiatives. The activities of the limited liability entities include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants generally within our bank's primary geographic region. MCP also makes equity investments via special purpose investment entities as a limited liability member in entities that receive Historic Tax Credits ("HTC") pursuant to Section 47 of the Internal Revenue Code. The purpose of these investments is the rehabilitation of historic buildings with the tax credits provided to incent private investment in the historic cores of cities and towns.

The LIHTC and HTC investment entities are considered VIEs as MCP, or our bank, whomever is the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the performance of the entity through voting rights or similar rights. MCP, or our bank, could absorb losses that are significant to the underlying entities as it has a risk of loss for its capital contributions and funding commitments to each. The general partners, or managing members, are considered the primary beneficiaries as managerial functions give them the power to direct the activities that most significantly impact the entities' economic performances, and the managing members are exposed to all losses beyond MCP's, or our bank's, initial capital contributions and funding commitments.

Equity investments as a limited liability member in LIHTC and HTC investment entities, reported as other assets in the Consolidated Balance Sheets, totaled $38.9 million and $25.7 million as of December 31, 2024 and 2023, respectively. Unfunded capital commitments, reported as other liabilities in the Consolidated Financial Statements, totaled $34.4 million and $21.1 million as of December 31, 2024 and 2023, respectively.

The following table summarizes quantitative information about our involvement in unconsolidated variable interest entities at year end:

	2024			2023		
(Dollars in thousands)	Aggregate Assets	Aggregate Liabilities	Risk of Loss	Aggregate Assets	Aggregate Liabilities	Risk of Loss
Trust preferred securities	$ 58,074	$ 56,000	$ 2,074	$ 58,074	$ 56,000	$ 2,074
Tax Credit Equity Investments	38,902	34,428	4,474	25,659	21,103	4,556

NOTE 19 – SUBORDINATED NOTES

On December 15, 2021, we entered into Subordinated Note Purchase Agreements with certain institutional accredited investors pursuant to which we issued and sold $75.0 million in aggregate principal amount of 3.25% fixed-to-floating rate subordinated notes ("Notes"). The Notes have a stated maturity of January 30, 2032, and are redeemable by us at our option, in whole or in part, on or after January 30, 2027 on any interest payment date at a redemption of price of 100% of the principal amount of the Notes being redeemed. The Notes are not subject to redemption at the option of the holder. The Notes will bear interest at a fixed rate of 3.25% per year until January 29, 2027. Commencing on January 30, 2027 and through the stated maturity date of January 30, 2032, the interest rate will reset quarterly at a variable rate equal to the then-current Three-Month Term SOFR plus 212 basis points. On December 15, 2021, we injected $70.0 million of the issuance proceeds into our bank as an increase to equity capital.

On January 14, 2022, we issued an additional $15.0 million of Notes to certain institutional accredited investors, reflecting an expansion of the $75.0 million issuance completed on December 15, 2021. The additional $15.0 million issuance was completed on the same terms as the prior offering and under the existing indenture. On January 14, 2022, we injected $15.0 million of the issuance proceeds into our bank as an increase to equity capital.

Our unamortized debt issuance costs were $0.7 million and $1.0 million as of December 31, 2024 and 2023, respectively.

NOTE 20 - REGULATORY MATTERS

We are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If an institution is not well capitalized, regulatory approval is required to accept brokered deposits. Subject to limited exceptions, no institution may make a capital distribution if, after making the distribution, it would be undercapitalized. If an institution is undercapitalized, it is subject to close monitoring by its principal federal regulator, its asset growth and expansion are restricted, and plans for capital restoration are required. In addition, further specific types of restrictions may be imposed on the institution at the discretion of the federal regulator. At year-end 2024 and 2023, our bank was in the well capitalized category under the regulatory framework for prompt corrective action. There are no conditions or events since December 31, 2024 that we believe have changed our bank's categorization.

NOTE 20 - REGULATORY MATTERS (Continued)

Our actual capital levels and minimum required levels at year-end 2024 and 2023 were:

(Dollars in thousands)	Actual Amount	Actual Ratio	Minimum Required for Capital Adequacy Purposes Amount	Minimum Required for Capital Adequacy Purposes Ratio	Minimum Required to be Well Capitalized Under Prompt Corrective Action Regulations Amount	Minimum Required to be Well Capitalized Under Prompt Corrective Action Regulations Ratio
2024						
Total capital (to risk weighted assets)						
Consolidated	$ 777,857	14.2%	$ 439,031	8.0%	$ NA	NA%
Bank	759,146	13.9	435,793	8.0	544,741	10.0
Tier 1 capital (to risk weighted assets)						
Consolidated	633,134	11.5	329,274	6.0	NA	NA
Bank	703,737	12.9	326,845	6.0	435,793	8.0
Common equity (to risk weighted assets)						
Consolidated	584,879	10.7	246,955	4.5	NA	NA
Bank	703,737	12.9	245,134	4.5	354,082	6.5
Tier 1 capital (to average assets)						
Consolidated	633,134	10.6	238,934	4.0	NA	NA
Bank	703,737	11.9	237,447	4.0	296,808	5.0
2023						
Total capital (to risk weighted assets)						
Consolidated	$ 710,905	13.7%	$ 415,841	8.0%	$ NA	NA%
Bank	694,431	13.4	414,019	8.0	517,524	10.0
Tier 1 capital (to risk weighted assets)						
Consolidated	570,730	11.0	311,881	6.0	NA	NA
Bank	643,227	12.4	310,514	6.0	414,019	8.0
Common equity (to risk weighted assets)						
Consolidated	523,160	10.1	233,911	4.5	NA	NA
Bank	643,227	12.4	232,886	4.5	336,391	6.5
Tier 1 capital (to average assets)						
Consolidated	570,730	10.8	210,527	4.0	NA	NA
Bank	643,227	12.2	210,427	4.0	263,034	5.0

NOTE 20 – **REGULATORY MATTERS** (Continued)

Under the final BASEL III capital rules that became effective on January 1, 2015, there is a requirement for a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets which is in addition to the other minimum risk-based capital standards in the rule. Institutions that do not meet this required capital buffer will become subject to progressively more stringent limitations on the percentage of earnings that can be paid out in cash dividends or used for stock repurchases and on the payment of discretionary bonuses to senior executive management. The capital buffer requirement was phased in over three years beginning in 2016. The capital buffer requirement raised the minimum required common equity Tier 1 capital ratio to 7.0%, the Tier 1 capital ratio to 8.5% and the total capital ratio to 10.5% on a fully phased-in basis on January 1, 2019. We believe that, as of December 31, 2024, our bank meets all capital adequacy requirements under the BASEL III capital rules on a fully phased-in basis.

Federal and state banking laws and regulations place certain restrictions on the amount of dividends our bank can transfer to Mercantile and on the capital levels that must be maintained. At year-end 2024, under the most restrictive of these regulations, our bank could distribute $130 million to Mercantile as dividends without prior regulatory approval. Our and our bank's ability to pay cash and stock dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. On January 11, 2024, our Board of Directors declared a cash dividend on our common stock in the amount of $0.35 per share that was paid on March 13, 2024 to shareholders of record as of March 1, 2024. On April 11, 2024, our Board of Directors declared a cash dividend on our common stock in the amount of $0.35 per share that was paid on June 19, 2024 to shareholders of record as of June 7, 2024. On July 11, 2024, our Board of Directors declared a cash dividend on our common stock in the amount of $0.36 per share that was paid on September 18, 2024 to shareholders of record as of September 6, 2024. On October 10, 2024, our Board of Directors declared a cash dividend on our common stock in the amount of $0.36 per share that was paid on December 18, 2024 to shareholders of record as of December 6, 2024.

As of December 31, 2024, we had the ability to repurchase up to $6.8 million in common stock shares from time to time in open market transactions at prevailing market prices or by other means in accordance with applicable regulations as part of a $20.0 million common stock repurchase program announced in May 2021. No shares were repurchased during 2024 or 2023. Historically, stock repurchases have been funded from cash dividends paid to us from our bank. Additional repurchases may be made in future periods under the authorized plan or a new plan, which would also likely be funded from cash dividends paid to us from our bank. The actual timing, number and value of shares repurchased will be determined by us in our discretion and will depend on a number of factors, including the stock price, capital position, financial performance, general market and economic conditions, alternative uses of capital and applicable legal requirements.

Our consolidated capital levels as of December 31, 2024 and 2023 include $48.3 million and $47.6 million, respectively, of trust preferred securities. Under applicable Federal Reserve guidelines, the trust preferred securities constitute a restricted core capital element. The guidelines provide that the aggregate amount of restricted core capital elements that may be included in Tier 1 capital must not exceed 25% of the sum of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability. Our ability to include the trust preferred securities in Tier 1 capital in accordance with the guidelines is not affected by the provision of the Dodd-Frank Act generally restricting such treatment, because (i) the trust preferred securities were issued before May 19, 2010, and (ii) our total consolidated assets as of December 31, 2009 were less than $15.0 billion. At December 31, 2024 and 2023, all $48.3 million and $47.6 million, respectively, of the trust preferred securities were included as Tier 1 capital of Mercantile.

**NOTE 21 – MERCANTILE BANK CORPORATION (PARENT COMPANY ONLY)
CONDENSED FINANCIAL STATEMENTS**

CONDENSED BALANCE SHEETS

(Dollars in thousands)		2024		2023
ASSETS				
Cash and cash equivalents	$	17,420	$	18,969
Investments in subsidiaries		691,563		629,710
Other assets		18,188		15,122
Total assets	$	727,171	$	663,801
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities	$	3,001	$	3,040
Subordinated debentures		50,330		49,644
Subordinated notes		89,314		88,971
Shareholders' equity		584,526		522,146
Total liabilities and shareholders' equity	$	727,171	$	663,801

CONDENSED STATEMENTS OF INCOME

(Dollars in thousands)		2024		2023		2022
Income						
Interest and dividends from subsidiaries	$	30,061	$	26,660	$	26,056
Total income		30,061		26,660		26,056
Expenses						
Interest expense		8,203		8,091		6,104
Other operating expenses		5,647		5,674		5,645
Total expenses		13,850		13,765		11,749
Income before income tax benefit and equity in undistributed net income of subsidiary		16,211		12,895		14,307
Federal income tax benefit		(3,240)		(2,858)		(2,535)
Equity in undistributed net income of subsidiary		60,142		66,464		44,221
Net income	$	79,593	$	82,217	$	61,063
Other comprehensive income (loss)		662		14,854		(61,612)
Comprehensive income (loss)	$	80,255	$	97,071	$	(549)

**NOTE 21 – MERCANTILE BANK CORPORATION (PARENT COMPANY ONLY)
CONDENSED FINANCIAL STATEMENTS** (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	2024	2023	2022
Cash flows from operating activities			
Net income	$ 79,593	$ 82,217	$ 61,063
Adjustments to reconcile net income to net cash from operating activities:			
Equity in undistributed net income of subsidiary	(60,142)	(66,464)	(44,221)
Stock-based compensation expense	3,316	3,384	3,377
Stock grants to directors for retainer fees	423	350	359
Change in other assets	(4,116)	(128)	858
Change in other liabilities	990	1,045	1,636
Net cash from operating activities	20,064	20,404	23,072
Cash flows from investing activities			
Net capital investment into subsidiaries	0	0	(15,000)
Net cash for investing activities	0	0	(15,000)
Cash flows from financing activities			
Stock option exercises, net of cashless exercises	0	0	36
Employee stock purchase plan	50	45	45
Dividend reinvestment plan	810	891	867
Net proceeds from subordinated notes issuance	0	0	14,645
Repurchase of common shares	0	0	0
Cash dividends on common stock	(22,473)	(21,004)	(19,602)
Net cash for financing activities	(21,613)	(20,068)	(4,009)
Net change in cash and cash equivalents	(1,549)	336	4,063
Cash and cash equivalents at beginning of period	18,969	18,633	14,570
Cash and cash equivalents at end of period	$ 17,420	$ 18,969	$ 18,633

NOTE 22 – SUBSEQUENT EVENTS

On January 16, 2025, our Board of Directors declared a cash dividend on our common stock in the amount of $0.37 per share that will be paid on March 19, 2025 to shareholders of record as of March 7, 2025.

EXHIBIT INDEX

EXHIBIT NO.   EXHIBIT DESCRIPTION

3.1   Articles of Incorporation of Mercantile Bank Corporation, including all amendments thereto, incorporated by reference to Exhibit 3.1 of our Form S-4 Registration Statement filed February 16, 2022

3.2   Our Amended and Restated By-laws dated as of February 26, 2015 are incorporated by reference to exhibit 3.1 to our Current Report on Form 8-K filed February 26, 2015

4.1   Instruments defining the Rights of Security Holders – reference is made to Exhibits 3.1 and 3.2. In accordance with Regulation S-K Item 601(b)(4), Mercantile Bank Corporation is not filing copies of instruments defining the rights of holders of long-term debt because none of those instruments authorizes debt in excess of 10% of the total assets of Mercantile Bank Corporation and its subsidiaries on a consolidated basis. Mercantile Bank Corporation hereby agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4.2   Subordinated indenture, dated December 15, 2021, by and between Mercantile Bank Corporation and Wilmington Trust, National Association, as trustee, incorporated by reference to our Current Report on Form 8-K filed December 17, 2021

4.3   First Supplemental Indenture to Subordinated indenture, dated December 15, 2021, by and between Mercantile Bank Corporation and Wilmington Trust, National Association, as trustee, incorporated by reference to our Current Report on Form 8-K filed December 17, 2021

4.4   Form of 3.25% Fixed-to-Floating Rate Subordinated Note due 2032, incorporated by reference to our Current Report on Form 8-K filed December 17, 2021

4.5   Form of Subordinated Note Purchase Agreement dated December 15, 2021, by and among Mercantile Bank Corporation and the Purchasers, incorporated by reference to our Current Report on Form 8-K filed December 17, 2021

4.6   Form of Registration Rights Agreement dated December 15, 2021, by and among Mercantile Bank Corporation and the Purchasers, incorporated by reference to our Current Report on Form 8-K filed December 17, 2021

10.1   Form of Mercantile Bank Split Dollar Agreement that has been entered into between our bank and each of Robert B. Kaminski, Jr., Charles E. Christmas, and certain other officers of our bank is incorporated by reference to exhibit 10.33 of our Form 10-K for the year ended December 31, 2005*

10.2   Mercantile Bank Corporation Employee Stock Purchase Plan of 2014 is incorporated by reference to exhibit 4(b) of our Registration Statement on Form S-8 that became effective on June 27, 2014

10.3   Amended and Restated Employment Agreement of Robert B. Kaminski, Jr. dated November 29, 2018, effective December 31, 2018, incorporated by reference to exhibit 10.1 of our Form 8-K filed December 3, 2018*

EXHIBIT NO.	EXHIBIT DESCRIPTION
10.4	Amended and Restated Employment Agreement of Charles E. Christmas dated December 19, 2024, effective January 1, 2025, incorporated by reference to exhibit 10.3 of our Form 8-K filed December 19, 2024*
10.5	Amended and Restated Employment Agreement of Raymond E. Reitsma dated December 19, 2024, effective January 1, 2025, incorporated by reference to exhibit 10.2 of our Form 8-K filed December 19, 2024*
10.6	Amended and Restated Employment Agreement of Robert T. Worthington dated December 19, 2024, effective January 1, 2025, incorporated by reference to exhibit 10.5 of our Form 8-K filed December 19, 2024*
10.7	Amended and Restated Employment Agreement of Brett E. Hoover dated December 19, 2024, effective January 1, 2025, incorporated by reference to exhibit 10.4 of our Form 8-K filed December 19, 2024*
10.8	Amended and Restated Change in Control Agreement of Robert B. Kaminski, Jr. dated November 29, 2018, effective December 31, 2018, incorporated by reference to exhibit 10.6 of our Form 8-K filed December 3, 2018*
10.9	Amended and Restated Change in Control Agreement of Charles E. Christmas dated November 29, 2018, effective December 31, 2018, incorporated by reference to exhibit 10.7 of our Form 8-K filed December 3, 2018*
10.10	Amended and Restated Employment Agreement of Scott P. Setlock effective January 1, 2024, incorporated by reference to exhibit 10.3 of our Form 8-K filed June 3, 2024*
10.11	First Amendment to Amended and Restated Employment Agreement of Scott P. Setlock dated May 31, 2024, incorporated by reference to exhibit 10.4 of our Form 8-K filed June 3, 2024*
10.12	2023 Mercantile Executive Officer Bonus Plan, incorporated by reference to exhibit 10.1 of our Form 8-K filed June 22, 2023*
10.13	2024 Mercantile Executive Officer Bonus Plan, incorporated by reference to exhibit 10.1 of our Form 8-K filed July 11, 2024*
10.14	2024 Mercantile Bank Nonqualified Deferred Compensation Plan #2, incorporated by reference to exhibit 10.1 of our Form 8-K filed with the SEC on November 25, 2024*
10.15	Second Amendment to the Mercantile Bank Amended and Restated Deferred Compensation Plan, incorporated by reference to exhibit 10.2 of our Form 8-K filed with the SEC on November 25, 2024*
10.16	Mercantile Bank Rabbi Directed Trust Agreement, incorporated by reference to exhibit 10.3 of our Form 8-K filed with the SEC on November 25, 2024*
10.17	Mercantile Bank Corporation Stock Incentive Plan of 2020, incorporated by reference to Appendix A to Mercantile's Definitive Proxy Statement on Schedule 14A filed April 9, 2020*
10.18	Mercantile Bank Corporation Stock Incentive Plan of 2023, incorporated by reference to exhibit 99 of our Form S-8 filed June 12, 2023*
10.19	Form of Performance-Based Restricted Stock Award Agreement, in connection with the Mercantile Bank Corporation Stock Incentive Plan of 2020, incorporated by reference to exhibit 10.17 of our Form 10-K for the year ended December 31, 2020*
10.20	Form of Performance-Based Restricted Stock Award Agreement, in connection with the Mercantile Bank Corporation Stock Incentive Plan of 2023, incorporated by reference to exhibit 10.1 of our Form 8-K filed February 6, 2025*
10.21	Form of Standard Restricted Stock Award Agreement, in connection with the Mercantile Bank Corporation Stock Incentive Plan of 2023, incorporated by reference to exhibit 10.2 of our Form 8-K filed on February 6, 2025*
10.22	Director Fee Summary*
14	Code of Ethics
19	Policy on Insider Trading
21	Subsidiaries of the Company
23.1	Consent of Plante & Moran, PLLC
23.2	Consent of BDO USA, P.C.
31	Rule 13a-14(a) Certifications
32.1	Section 1350 Chief Executive Officer Certification
32.2	Section 1350 Chief Financial Officer Certification
97	Clawback Policy

EXHIBIT NO.	EXHIBIT DESCRIPTION
101	The following information from Mercantile's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Changes in Shareholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 3, 2025.

MERCANTILE BANK CORPORATION

/s/ Raymond E. Reitsma
Raymond E. Reitsma
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 3, 2025.

/s/ Michael S. Davenport
Michael S. Davenport, Director

/s/ Michael H. Price
Michael H. Price, Chairman of the Board

/s/ Thomas D. Dickinson
Thomas D. Dickinson, Director

/s/ David B. Ramaker
David B. Ramaker, Director

/s/ Michelle L. Eldridge
Michelle L. Eldridge, Director

/s/ Nelson F. Sanchez
Nelson F. Sanchez, Director

/s/ Joseph D. Jones
Joseph D. Jones, Director

/s/ Sara A. Schmidt
Sara A. Schmidt, Director

/s/ Robert B. Kaminski Jr.
Robert B. Kaminski Jr., Director

/s/ Amy L. Sparks
Amy L. Sparks, Director

/s/ Richard D. MacDonald
Richard D. MacDonald, Director

/s/ Shoran R. Williams
Shoran R. Williams, Director

/s/ Raymond E. Reitsma
Raymond E. Reitsma
Director, President and Chief Executive Officer
(principal executive officer)

/s/ Charles E. Christmas
Charles E. Christmas, Executive Vice President,
Chief Financial Officer and Treasurer
(principal financial and accounting officer)



Mercantile® Bank Corporation

Annual Meeting
Mercantile Bank Corporation's Annual Meeting of Shareholders
will be held virtually on Thursday, May 22, 2025 at 9:00 am EDT

Corporation Headquarters
310 Leonard Street NW, Grand Rapids, MI 49504
616.406.3000 or 800.453.8700
www.mercbank.com

Legal Counsel
Dickinson Wright, PLLC
500 Woodward Avenue, Suite 4000, Detroit, MI 48226
www.dickinson-wright.com

Independent Registered Public Accountants
Plante & Moran, PLLC
634 Front Street NW, Suite 400, Grand Rapids, MI 49504
www.plantemoran.com

Common Stock Listing
NASDAQ Global Select Market Symbol: MBWM

Stock Registrar and Transfer Agent
Computershare Investor Services
P.O. Box 43006, Providence, RI 02940-3006
Shareholder Inquiries 800.733.5001
www.computershare.com/investor

SEC Form 10-K
Copies of the Corporation's Annual Report on Form 10-K,
as filed with the Securities and Exchange Commission,
are available to shareholders without charge upon written request.

Please mail your request to:
Charles E. Christmas
Mercantile Bank Corporation
310 Leonard Street NW
Grand Rapids, MI 49504

 MercBank
 @mercbank
 company/merc-bank

mercbank.com











Mercantile® Bank Corporation

MERCBANK.COM

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